SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No. _____)

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☒ Preliminary Proxy Statement

☐ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Under Rule 14a-12

☐ Confidential, For Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

ENERGY SEARCH, INCORPORATED

(Name of Registrant as Specified in Its Charter)

(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☐ No fee required.
☒ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies: Common stock, no par value
Preferred stock, no par value

(2) Aggregate number of securities to which transaction applies: 6,395,027

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): $8.22 per share. The filing fee is based on a total of 6,361,027 shares currently outstanding and 34,000 shares that will be issued immediately before the merger, plus $5,012,514.14 to be paid to the holders of options.

(4) Proposed maximum aggregate value of transaction: $57,579,636.08

(5) Total fee paid: $11,515.93

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1) Amount previously paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing party:

(4) Date filed:



ENERGY SEARCH INCORPORATED
NASDAQ: EGAS

Energy Search, Incorporated
280 Fort Sanders West Boulevard, Suite 200
Knoxville, Tennessee 37922
(865) 531-6562

June ___, 2001

Dear Energy Search Shareholder:

You are cordially invited to attend a special meeting of shareholders of Energy Search, Incorporated to be held at Gettysvue Country Club, 9317 Linksvue Drive, Knoxville, Tennessee, on July __, 2001 at 10:30 a.m., local time.

At the special meeting, you will be asked to vote on a proposal to approve the Agreement and Plan of Merger dated as of May 23, 2001 by and among Energy Search, EOG Resources, Inc. and EOG Tennessee, Inc., a newly formed subsidiary of EOG Resources.

If Energy Search's shareholders approve the merger agreement, EOG Tennessee will be merged with and into Energy Search, and each outstanding share of Energy Search common stock and each outstanding share of Energy Search preferred stock will be converted into the right to receive $8.22 in cash, without interest. As a result of the merger, Energy Search will become a wholly owned subsidiary of EOG Resources. You will not become a shareholder of EOG Resources as a result of the merger. Information concerning the merger is in the accompanying proxy statement, and a copy of the merger agreement is attached as **Annex A** to the proxy statement. We urge you to read these documents carefully. Approval of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Energy Search common stock and a majority of the outstanding shares of Energy Search preferred stock, voting as separate classes. The proxy statement and enclosed form of proxy are first being mailed to shareholders on or about June __, 2001.

Your board of directors, after careful consideration, has unanimously approved the merger and adopted the merger agreement and has determined that the merger is advisable and fair to and in the best interests of Energy Search and our shareholders. Your board of directors unanimously recommends that you vote "**FOR**" approval of the merger agreement.

Regardless of whether you plan to attend the special meeting, we urge you to complete, sign and return promptly the enclosed proxy card as soon as possible to ensure that your shares will be voted at the special meeting. If you attend the special meeting, you may vote in person even if you previously voted. Your vote is important regardless of the number of shares that you own.

On behalf of the board of directors, we thank you for your support and urge you to vote "**FOR**" approval of the merger agreement.

Sincerely,

Charles P. Torrey, Jr.
Chief Executive Officer

Energy Search, Incorporated
280 Fort Sanders West Boulevard, Suite 200
Knoxville, Tennessee 37922

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
To be held on July ___, 2001

To the Shareholders of Energy Search, Incorporated:

A special meeting of shareholders of Energy Search, Incorporated will be held at 10:30 a.m., local time, on July __, 2001 at Gettysvue Country Club, 9317 Linksvue Drive, Knoxville, Tennessee, for the following purposes:

1.	To vote on the Agreement and Plan of Merger dated as of May 23, 2001 by and among Energy Search, EOG Resources, Inc., and EOG Tennessee, Inc., a newly formed subsidiary of EOG Resources. If Energy Search's shareholders approve the merger agreement, among other things:

   - each outstanding share of Energy Search common stock and each outstanding share of Energy Search preferred stock will be converted into the right to receive $8.22 in cash, without interest; and

   - EOG Resources will acquire Energy Search and Energy Search will become a wholly owned subsidiary of EOG Resources.

2.	To transact any other business that may properly come before the special meeting or any adjournment of the special meeting.

Your board of directors has fixed the close of business on June 1, 2001 as the record date for determining the shareholders entitled to notice of, and to vote at, the special meeting or any adjournment of the meeting. Only shareholders of record on the record date are entitled to notice of, and to vote at, the special meeting or any adjournment of the meeting.

The accompanying proxy statement describes the proposed merger and the merger agreement in more detail. A copy of the merger agreement is attached as **Annex A** to the proxy statement. We encourage you to read these documents carefully.

Your board of directors, after careful consideration, has unanimously approved the merger and adopted the merger agreement and has determined that the merger is advisable and fair to and in the best interests of Energy Search and our shareholders. The board unanimously recommends that you vote "FOR" approval of the merger agreement.

Your vote is important regardless of the number of shares that you own. The affirmative vote of the holders of a majority of the outstanding shares of Energy Search common stock and a majority of the outstanding shares of Energy Search preferred stock is required for approval of the merger and the merger agreement. **Even if you plan to attend the special meeting in person, please sign and return the enclosed proxy card as soon as possible to ensure that your shares will be represented at the special meeting if you cannot attend.** If you attend the special meeting and wish to vote in person, you may withdraw your proxy and vote in person.

By Order of the Board of Directors,

Charles P. Torrey, Jr.
Chief Executive Officer

Knoxville, Tennessee
June ____, 2001

Summary Term Sheet

The following is a summary of the material terms of the merger. You should carefully read this entire document, its annexes, and the documents to which it refers for a more complete description of the merger.

Overview of the Proposed Merger

You are being asked to approve the proposed merger agreement that Energy Search, Incorporated, EOG Resources, Inc. and EOG Tennessee, Inc. entered into on May 23, 2001. If the merger agreement is approved by our shareholders and the merger is completed:

- *What you will receive in the merger* — Each outstanding share of Energy Search common stock and each outstanding share of Energy Search preferred stock will be converted into the right to receive $8.22 in cash, without interest, except for shares that are held by Energy Search, by EOG Resources, EOG Tennessee or any of their wholly owned subsidiaries, or by shareholders who properly exercise their dissenters' rights under Tennessee law. See page ___.

- *Structure of the merger* — In the merger, EOG Tennessee will merge with and into Energy Search. After the merger, Energy Search will be a wholly owned subsidiary of EOG Resources. See page ____.

- *No market for Energy Search stock* — There will no longer be a public market for Energy Search's common stock after the merger. It will no longer be listed on Nasdaq or any stock exchange. See page ___.

- *The merger is taxable to you* — The receipt of cash in exchange for your shares of Energy Search stock will be a taxable event for federal income tax purposes. Generally, for federal income tax purposes, you will recognize capital gain or loss equal to the difference between the cash that you receive in the merger and your adjusted tax basis in your shares of Energy Search stock. See page ___.

- *Dissenters' rights* — As an Energy Search shareholder, you have a right to dissent from the merger and seek an appraisal of the fair value of your shares. For a description of how to do this, see "Dissenters' Rights" beginning on page ___, as well as **Annex C** to this proxy statement.

- *Conditions to the merger* —The merger is subject to Energy Search shareholder approval, as well as many other conditions. See page ___.

- *Interests of insiders in the merger* — Some members of our board of directors and management have interests in the merger that may be different from, or in addition to, your interest as an Energy Search shareholder. See page ___.

The Parties

Energy Search, Incorporated (see page __). We are an independent oil and natural gas company engaged in the exploration, development, production and acquisition of domestic oil and natural gas properties, primarily in the Appalachian Basin.

EOG Resources, Inc. and EOG Tennessee, Inc. (see page __). EOG Resources, together with its subsidiaries, explores for, develops, produces and markets natural gas and crude oil. It conducts these activities primarily in major producing basins in the United States, as well as in Canada and Trinidad and, to a lesser extent, other international areas. EOG Tennessee is a subsidiary of EOG Resources that was formed specifically to merge into Energy Search.

Board Recommendation (see page ___)

Your board of directors, after careful consideration, has unanimously approved the merger and adopted the merger agreement and has determined that the merger is advisable and fair to and in the best interests of Energy Search and our shareholders. Your board of directors unanimously recommends that you vote "FOR" approval of the merger agreement.

Questions and Answers About the Merger
and the Special Meeting

Q: If the merger is completed, what will I receive for my Energy Search stock? (See page ___)

A: You will receive $8.22 in cash, without interest, for each share of Energy Search common stock and each share of Energy Search preferred stock that you own immediately before the merger.

Q: What is the date and time of the special meeting? Where will it be held? (See page ___)

A: The special meeting of our shareholders will take place on July ____, 2001 at Gettysvue Country Club, 9317 Linksvue Drive, Knoxville, Tennessee, at 10:30 a.m., local time.

Q: Who can vote at the special meeting? (See page ___)

A: You can vote at the special meeting if you owned Energy Search common stock or Energy Search preferred stock at the close of business on June 1, 2001.

Q: How do I vote? (See page __)

A: After you have read this proxy statement, you may grant a proxy by completing, signing and returning the proxy card in the enclosed envelope or by attending the special meeting and voting in person.

Q: Can I change my vote after I have sent my proxy card? (See page ___)

A: Yes. You may change your proxy instructions at any time before the vote at the special meeting for shares held directly in your name. You may do this by completing a new proxy card. You may also change your vote by attending the special meeting and voting in person. However, merely attending the special meeting will not cause your previously granted proxy to be revoked, unless you vote in person at the meeting. For shares held in "street name," you may change your vote by submitting new voting instructions to your broker or nominee.

Q: If my shares are held in "street name" by my broker, will my broker vote my shares? (See page ___)

A: Your broker will vote your shares only if you provide instructions on how to vote. You should instruct your broker how to vote your shares by following the directions your broker provides to you. Without instructions, your broker is not entitled to vote your shares and your shares will not be voted.

Q: When do you expect the merger to be completed? (See page ___)

A: We hope to complete the merger as soon as practical after the special meeting, assuming the required shareholder approval and other conditions to the merger are obtained or met.

Q: Is there a chance the merger won't be completed even if the shareholders approve it? (See page ___)

A: Yes. The merger is subject to many conditions in addition to approval of the merger agreement by our shareholders.

Q: Should I send in my stock certificates now? (See page ___)

A: No. Do not send in your stock certificates now. After the merger is completed, you will receive written instructions for exchanging your Energy Search stock certificates for cash.

Q: What if I sell my Energy Search stock before the merger is completed? (See page ___)

A: The record date for the special meeting is June 1, 2001. If you hold your Energy Search shares on the record date but subsequently transfer your Energy Search shares after the record date but before the merger, you will retain your right to vote at the special meeting but not the right to receive the merger consideration. The right to receive the merger consideration will pass to the person to whom you transferred your shares.

Q: Who can I contact for more information? (See page ___)

A: If you have additional questions about the merger or anything discussed in this proxy statement, you should contact:

Energy Search, Incorporated
280 Fort Sanders West Boulevard
Knoxville, Tennessee 37922
(865) 531-6562
Attention: Richard S. Cooper

TABLE OF CONTENTS

ANNEX A   AGREEMENT AND PLAN OF MERGER

ANNEX B   FAIRNESS OPINION OF FIRST UNION SECURITIES

ANNEX C   TENNESSEE DISSENTERS' RIGHTS STATUTE

ANNEX D   AUDITED FINANCIAL STATEMENTS OF ENERGY SEARCH, INCORPORATED FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999 AND SUPPLEMENTARY INFORMATION

ANNEX E   UNAUDITED FINANCIAL STATEMENTS OF ENERGY SEARCH, INCORPORATED FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2001 AND 2000

Summary of the Proxy Statement

This summary highlights selected information contained elsewhere in this proxy statement. This summary does not contain all of the information that is important to you. To better understand the merger, we urge you to carefully read this entire proxy statement, the annexes attached to this proxy statement and the other documents referred to in this proxy statement.

Overview

Energy Search, EOG Resources and EOG Tennessee, which is a wholly owned subsidiary of EOG Resources, entered into a merger agreement on May 23, 2001. The merger agreement provides that, upon completion of the merger, Energy Search will become a wholly owned subsidiary of EOG Resources. However, the merger will not take place if our shareholders do not approve the merger agreement.

What You Will Receive in the Merger (see page __)

If the merger is completed, you will receive $8.22 in cash, without interest, for each share of Energy Search common stock and each share of Energy Search preferred stock that you own immediately before the merger.

Material Federal Income Tax Consequences (see page __)

The receipt of cash in exchange for your shares of Energy Search common stock and/or Energy Search preferred stock will be a taxable event for federal income tax purposes. It may also be a taxable transaction under applicable foreign, state and local income tax laws. Generally, for federal income tax purposes, you will recognize capital gain or loss in an amount equal to the difference between the cash that you receive in the merger and your adjusted tax basis in the shares of Energy Search common stock and/or Energy Search preferred stock that you surrender in the merger.

The tax consequences of the merger to you will depend on your particular situation. We urge you to consult your tax advisors for a full understanding of the tax consequences of the merger to you.

Board Recommendation (see page ___)

Your board of directors, after careful consideration, has unanimously adopted the merger agreement and has determined that the merger is advisable and fair to and in the best interests of Energy Search and our shareholders. Your board of directors recommends that you vote "FOR" approval of the merger agreement.

Interests of Certain Persons in the Merger (see page ___)

You should note that some members of our board of directors and management have interests in the merger that may be different from, or in addition to, your interest as an Energy Search shareholder. These interests include:

- their receipt of severance benefits, including cash payments and other benefits, under specified circumstances;

- the immediate vesting of their stock options;

- the accelerated granting of shares of common stock immediately prior to the merger, before the dates on which certain persons would otherwise be entitled to the stock; and

- their purchase of certain non-oil and gas assets of Energy Search.

Opinion of First Union Securities (see page __)

Our board of directors retained First Union Securities, Inc. to introduce us to EOG Resources and to render a fairness opinion in connection with the merger. At the May 23,

2001 meeting of our board of directors, First Union Securities delivered to the board its formal opinion that, as of the date of the opinion, the consideration to be received by the holders of Energy Search common stock and preferred stock pursuant to the merger agreement was fair from a financial point of view to those shareholders.   This opinion is not, however, a recommendation as to how you should vote with respect to the merger agreement.

*We have attached First Union Securities' opinion to this proxy statement as **Annex B**. We urge you to read it carefully and completely.*

Special Meeting of Shareholders (see page ___)

The special meeting of our shareholders will take place on July __, 2001 at Gettysvue Country Club, 9317 Linksvue Drive, Knoxville, Tennessee, at 10:30 a.m., local time. At the meeting, you will vote on a proposal to approve the merger agreement.

Record Date for Voting; Required Vote (see page __)

You can vote at the special meeting if you were a shareholder of record of Energy Search common stock or Energy Search preferred stock at the close of business on June 1, 2001. As of that date, 4,657,722 shares of Energy Search common stock were outstanding and 1,703,305 shares of Energy Search preferred stock were outstanding.

Each shareholder is entitled to one vote per share on each matter presented for a shareholder vote at the special meeting. The approval of a majority of the outstanding shares of Energy Search common stock and a majority of the outstanding shares of Energy Search preferred stock, voting as separate classes, is required to approve the merger agreement.

Conditions to Completion of the Merger (see page __)

Many conditions must be satisfied or waived before we can complete the merger.

Joint Conditions to Completion of the Merger. The obligations of Energy Search and EOG Resources to complete the merger are subject to the following conditions:

- our shareholders must approve the merger agreement;

- no law can have been enacted, no temporary restraining order or injunction can be in effect, and no other action can have been taken by any governmental authority, which prohibits or makes the merger illegal or which would reasonably be expected to have a material adverse effect on EOG Resources after the merger;

- other than the filing of a certificate of merger with the State of Tennessee, all required approvals of and filings with any governmental entity the absence of which would reasonably be expected to have, individually or in the aggregate, a material adverse effect on EOG Resources after the merger must have been obtained or filed, with some exceptions; and

- First Union Securities' fairness opinion must not have been withdrawn.

EOG Resources' Conditions to Completion of the Merger. EOG Resources' obligation to complete the merger is subject to each of the following additional conditions:

- selected portions of our representations and warranties in the merger agreement must be true and correct in all respects. All of our other representations and warranties must be true and correct, unless the failure to be true and correct will not reasonably be expected to have, individually or in the aggregate, a material adverse effect on us;

- we must have performed or complied with, in all respects, selected agreements and promises in the merger agreement. We must also have performed or complied with all of our other agreements and promises in the merger agreement, except where the failure to perform or comply with those other agreements or promises, individually or in the aggregate, does not have a material adverse effect on us;

- EOG Resources must have received from our legal counsel a favorable written opinion concerning specified matters;

- there must not be any event, change or circumstance that individually or in the aggregate has had or would reasonably be expected to have a material adverse effect on us;

- no shareholders holding more than the 7.5% of the issued and outstanding shares of Energy Search common stock or Energy Search preferred stock combined can have demanded or otherwise notified us that they intend to seek their dissenters' rights; and

- we must have sold or otherwise transferred certain of our non-oil and gas assets, along with any liabilities relating to those assets.

Energy Search's Conditions to Completion of the Merger. Our obligation to complete the merger is subject to each of the following additional conditions:

- the representations and warranties of EOG Resources and EOG Tennessee in the merger agreement that, by their terms, exclude matters that do not individually or in the aggregate have a material adverse effect on EOG Resources must be true and correct in all respects, and those representations and warranties of EOG Resources that do not have such an exclusion must be true and correct in all material respects;

- EOG Resources and EOG Tennessee must have performed or complied with, in all material respects, all of their agreements and covenants in the merger agreement;

- we must have received from EOG Resources' legal counsel a favorable written opinion concerning specified matters; and

- there must not have been any event, change, circumstance or effect that individually or in the aggregate has had or would reasonably be expected to have a material adverse effect on EOG Resources.

Termination of the Merger Agreement; Fees Payable (see page ___)

Either we or EOG Resources may terminate the merger agreement in any of the following circumstances:

- at any time before the merger by mutual written consent of EOG Resources and Energy Search;

- if the merger has not been completed by September 30, 2001, with some exceptions;

- if a governmental entity has issued an order or taken any other action permanently prohibiting the merger agreement and no appeal is possible, with some exceptions;

- if a governmental entity has failed to issue an order or to take any other action that is necessary to fulfill the conditions to the merger and no appeal is possible, with some exceptions; or

- if our shareholders do not approve the merger agreement.

EOG Resources may terminate the merger agreement in any of the following circumstances:

- at any time if it pays us a $2 million termination fee and up to $300,000 of our expenses;

- if we breach any of our representations, warranties, covenants or obligations in a way that would not satisfy EOG Resources' conditions to closing (see "Conditions to the Merger" on page ___), although we have the ability to cure breaches in some situations; or

- if (1) our board of directors changes its recommendation of the merger or fails to call a shareholder meeting to submit the merger agreement for approval by our shareholders or (2) another acquisition proposal is received which our board recommends and submits to, or which is communicated to, our shareholders and our shareholders do not approve the merger agreement with EOG Resources.

We may terminate the merger agreement in any of the following circumstances:

- if EOG Resources breaches any of its representations, warranties, covenants or obligations in a way that would not satisfy our conditions to closing (see "Conditions to the Merger" on page ___), although EOG Resources has the ability to cure breaches in some situations; or

- if our board of directors terminates the merger agreement in connection with another acquisition proposal to comply with its fiduciary duties. If we exercise this termination right, we must pay EOG Resources a $2 million termination fee and up to $300,000 of its expenses.

Payment of Expenses and Termination Fee (see page __)

We will pay EOG Resources up to $300,000 of its expenses if EOG Resources terminates the merger agreement because we have breached a representation, warranty, covenant or agreement (as described above) and the breach is not cured within the periods allowed under the merger agreement.

In addition to the payment of expenses described above, we will pay EOG Resources a termination fee of $2 million if the merger agreement is terminated in any of the following circumstances:

- EOG Resources terminates the merger agreement because (1) we have breached a representation or warranty in the merger agreement, (2) the breach, individually or in the aggregate, has a material adverse effect on us and (3) any of our officers knew that the representation or warranty was not true when it was made or subsequently learned that the representation or warranty was not true when it was made but failed to notify EOG Resources before it terminates the merger agreement;

- EOG Resources terminates the merger agreement because our board of directors or our officers have breached a covenant or agreement by taking or permitting certain actions concerning our stock, directors, officers, employees, shareholders or financial advisors;

- EOG Resources terminates the merger agreement because our board of directors or our officers intentionally, recklessly or negligently breach a covenant or an agreement, except where the failure to perform or comply with the covenants or agreements individually or in the aggregate does not have a material adverse effect on us;

- we terminate the merger agreement in connection with another acquisition proposal and to comply with our board's fiduciary duties; or

- EOG Resources terminates the merger agreement because (1) our board of directors changes its recommendation of this merger or fails to call a shareholder meeting to submit the merger agreement for approval by our shareholders or (2) another acquisition proposal is received which our board recommends and submits to, or which is communicated to, our shareholders and our shareholders do not approve the merger agreement with EOG Resources.

With respect to the first three items in the above list, we generally will have 30 days to cure a breach, if it is capable of being cured. In addition, if we have reasonably and promptly begun and diligently pursued a cure, and the cure is in progress as of the end of the 30-day period, we will have an additional 30 days to cure the breach if it is practicable to cure the breach within that additional 30-day period.

EOG Resources will pay us a termination fee of $2 million and reimburse us for up to $300,000 of our expenses if:

- we terminate the merger agreement because EOG Resources has breached a representation, warranty, covenant or agreement (as described above), and the breach is not cured within the periods allowed under the merger agreement; or

- EOG Resources terminates the merger agreement at its option.

Dissenters' Rights (see page __)

As an Energy Search shareholder, you have the right under Tennessee law to dissent from the merger and seek an appraisal of the fair value of your shares. If you wish to do so, you must strictly follow certain procedures. For a description of these procedures, see "Dissenters' Rights" beginning on page ___, as well as **Annex C** to this proxy statement.

Special Meeting of Energy Search Shareholders

General

      This proxy statement is first being mailed to our common and preferred shareholders on or about June ___, 2001, and is accompanied by the notice of the special meeting of Energy Search shareholders and a proxy card being solicited by our board of directors for use at the special meeting.

Date, Time and Place of the Special Meeting

      The special meeting of our shareholders will be held at Gettysvue Country Club, 9317 Linksvue Drive, Knoxville, Tennessee, on July ___, 2001, at 10:30 a.m., local time.

Purpose of the Special Meeting

      At the special meeting, you will vote on a proposal to approve the merger agreement. You also could be asked to consider and vote on any other matters that are properly submitted for shareholder action at the special meeting. Additionally, you could be asked to vote on a proposal to adjourn the special meeting. An adjournment could be used for the purpose of allowing us more time to solicit additional votes to approve the merger agreement.

      We do not know of any matters other than those described in the notice of special meeting of shareholders that are to come before the special meeting. If any other matter is properly presented for action at the special meeting, the persons named in the enclosed form of proxy will have discretion to vote on the matters in accordance with their judgment.

      The matters to be considered at the special meeting are important to you. Accordingly, we urge you to read and carefully consider the information presented in this proxy statement.

Proxies

      The accompanying form of proxy is for use at the special meeting, regardless of whether you will be able to attend the special meeting. To ensure that your shares are represented at the special meeting, we urge you to sign and return the proxy card in the enclosed envelope as soon as possible. All shares of Energy Search common stock and Energy Search preferred stock represented by properly authorized proxies will, unless the proxies previously have been revoked, be voted in accordance with the instructions indicated in the proxies. **If no instructions are indicated, shares of Energy Search common stock and preferred stock represented by proxies will be voted "FOR" approval of the merger agreement.**

How to Vote Your Shares

      You may vote your shares either in person at the special meeting or by a duly authorized proxy. You may grant a proxy by completing, signing and returning the proxy card in the enclosed envelope.

Solicitation of Proxies

      Proxies are being solicited by and on behalf of our board of directors. We will bear all expenses in connection with the solicitation of proxies. In addition to solicitation by use of the mails, our directors, officers and employees may solicit proxies from holders of Energy Search stock by telephone, in person or through other means of communication. Our directors, officers and employees will not be additionally compensated for, but may be reimbursed by us for out-of-pocket expenses incurred in connection with, the solicitation.

In addition, arrangements will be made with brokerage firms and other custodians, nominees and fiduciaries to forward proxy solicitation materials to the beneficial owners of shares of Energy Search stock and secure their voting instructions, if necessary. We will reimburse these record holders for their reasonable out-of-pocket expenses in doing so. Furthermore, Georgeson Shareholder Communications, Inc. will assist us in the solicitation of proxies for an estimated fee of $10,000, plus reasonable out-of-pocket expenses.

Record Date and Voting Rights

Only holders of Energy Search common stock and Energy Search preferred stock at the close of business on June 1, 2001, the record date, are entitled to notice of and to vote at the special meeting. As of the record date, there were 4,657,722 shares of Energy Search common stock issued and outstanding and 1,703,305 shares of Energy Search preferred stock issued and outstanding, each entitled to one vote.

How to Revoke Your Proxy

You may change your voting instructions or revoke your proxy at any time before your proxy is voted at the special meeting. If you have given a proxy by using the enclosed proxy card, you can write to our corporate secretary stating that you wish to revoke your proxy and that you need another proxy card. Your last proxy will determine how your shares will be voted. If you attend the meeting, you may vote by ballot and cancel any previous proxy. However, mere attendance at the special meeting will not by itself have the effect of revoking your proxy. If your broker has been instructed to vote your shares, you must follow directions received from your broker to change your vote. The inspectors of election appointed for the special meeting will tabulate votes cast by proxy or in person at the special meeting.

Quorum

A majority of the outstanding shares will constitute a quorum for purposes of the special meeting. However, because the common and preferred shareholders will be voting as separate classes on the merger agreement, each group must have a majority of its shares represented either in person or by proxy before the group can vote on the merger agreement. For purposes of determining whether a quorum is present, the inspectors of election will include shares that are present or represented by proxy, even if the holders of the shares abstain from voting on any particular matter.

The shareholders present at the special meeting, in person or by proxy, may by a majority vote adjourn the meeting despite the absence of a quorum. If there is not a quorum at the meeting, we expect that the meeting will be adjourned so we can solicit additional proxies.

Required Vote

Approval of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Energy Search common stock and a majority of the outstanding shares of Energy Search preferred stock, voting as separate classes. The merger agreement provides that approval of our shareholders is a condition to completion of the merger. If the merger agreement is not approved, we will continue to operate our business as an independent entity or may also continue to consider other strategic alternatives.

Because approval of the merger agreement is based on the number of outstanding shares, rather than the number of shares that actually vote on the merger agreement, failures to vote, abstentions and broker non-votes will have the effect of a "no" vote on the proposal to approve the merger agreement. Your broker will vote your shares only if you provide instructions on how to vote by following the information provided to you by your broker.

If you vote against the merger agreement by proxy and a proposal to adjourn the meeting for the purpose of soliciting additional votes in favor of the merger agreement is presented, the persons named in the enclosed form of proxy will not vote your shares in favor of the adjournment proposal.

As of June 1, 2001, Energy Search's directors and officers beneficially owned a total of 801,583 shares of Energy Search common stock and 46,605 shares of Energy Search preferred stock, or approximately 17.2% of the shares of Energy Search common stock and 2.7% of the shares of Energy Search preferred stock that were issued and outstanding on that date. We expect that all of these persons will vote for approval of the merger agreement.

Recommendation of the Energy Search Board

Your board of directors, after careful consideration, has unanimously adopted the merger and the merger agreement and has determined that the merger is advisable and fair to and in the best interests of Energy Search and our shareholders and recommends that you vote "FOR" approval of the merger agreement.

The Merger

The following discussion summarizes the proposed merger and related matters. This discussion does not, however, contain a complete explanation of the merger. See "THE MERGER AGREEMENT" and Annex A.

Effects of the Merger

The merger agreement provides that EOG Tennessee will be merged with and into Energy Search. Energy Search will survive the merger but afterwards will be a wholly owned subsidiary of EOG Resources. In other words, EOG Resources will be the only shareholder of Energy Search immediately after the merger is completed. You will no longer be a shareholder of Energy Search after the merger. You will not become a shareholder of EOG Resources as a result of the merger.

What You Will Receive in the Merger

Under the terms of the merger agreement, you will receive $8.22 in cash, without interest, in exchange for each share of Energy Search common stock and each share of Energy Search preferred stock that you own immediately before the completion of the merger.

Energy Search After the Merger

We have been informed that EOG Resources currently intends to maintain Energy Search as an operating subsidiary of EOG Resources.

The officers and directors of EOG Tennessee immediately before completion of the merger will become the officers and directors of Energy Search following the merger, until their respective successors have been elected and qualified or until their earlier death, resignation or removal. The merger agreement provides that all of our current directors and officers will resign as of the effective time of the merger.

Background of the Merger

As part of our strategic planning, we continually review trends and strategic opportunities in the oil and gas industry. In the past several years, this planning has focused on growing primarily through developmental drilling and opportunistic acquisitions of Appalachian properties for our own account and the subsequent development, exploitation and exploration of these properties. However, we have also considered other strategic alternatives from time to time, including the sale of our company or its assets.

Beginning in late 1999, our board of directors initiated a new effort to evaluate strategic alternatives to maximize shareholder value. In connection with this process, we engaged McDonald Investments, Inc. to explore potential capitalization and business combination strategies and alternatives. We entered into a letter agreement with McDonald Investments on January 3, 2000. This letter agreement provided that McDonald Investments would provide certain financial advisory services in connection with our evaluation of strategic alternatives, including a possible sale of our company.

Pursuant to its engagement, McDonald Investments, in conjunction with our senior management, prepared confidential offering materials concerning Energy Search, our oil and gas assets and our operations. These materials were distributed to numerous interested parties, subject to their execution of acceptable confidentiality agreements.

In January 2000 we assembled a "data room" in Knoxville, Tennessee where potentially interested financiers, buyers or combination candidates could, upon signing a confidentiality agreement, review technical and other relevant information about our company, our oil and gas assets and our operations. The data room remained open into the third quarter of 2000. During this time, our management made formal presentations to several interested parties, and we embarked upon preliminary discussions with each of them. Despite these activities, we did not find a suitable candidate with whom to pursue substantive discussions toward any kind of strategic financing, sale or business combination that would be attractive to our board or shareholders. As a result, we terminated our agreement with McDonald Investments on July 21, 2000.

In July 2000, our senior management and board of directors determined that it would be prudent for the company to attempt to raise private equity capital to supplement our senior credit facility with Mirant Corporation as a source of capital to fund our continued operations. In August 2000, we undertook the private offering of $4,675,000 of 9% redeemable convertible preferred stock. Also at that time, we were approached by Weisser, Johnson & Co., an investment firm which indicated it could, among other things, assist us in raising additional private equity from institutional sources. We entered into a letter agreement dated August 1, 2000 with Weisser Johnson. Pursuant to this letter agreement, Weisser Johnson agreed to, among other things, identify potential financing opportunities or acquisition candidates. Weisser, Johnson began its work by attempting to assist us in arranging financing for a major oil and gas asset acquisition that we were in the process of evaluating. Our bid to acquire the property proved unsuccessful. Thereafter, our management determined that a continuation of the Weisser, Johnson relationship would not be beneficial to us. As a result, we sent a notice terminating our agreement with Weisser, Johnson on January 21, 2001.

As the outlook for the natural gas industry and natural gas prices firmed in the latter part of 2000, our management reaffirmed its commitment to aggressively growing our company through drilling and strategic acquisitions of producing properties with developmental potential. As a result, we expanded our Mirant credit facility to $75 million and raised additional equity capital (approximately $4,675,000) through the private placement of 9% redeemable convertible preferred stock noted above. However, with the steep increases in natural gas prices, and the corresponding increase in valuations of producing properties, it became difficult to find suitable acquisitions at reasonable values.

As a result of evolving market and industry conditions and an increase in merger and acquisition activity in the natural gas industry, we renewed our consideration of whether maximizing shareholder value might be better accomplished through a sale of our company or a business combination with another company. After we compared sale or business combination alternatives with the risks and costs involved in continuing to expand our business with available sources of capital, we determined that sale or business combination alternatives once again warranted closer examination.

In February 2001, First Union Securities approached us about the possibility of introducing us to a significant natural gas exploration and production company that was potentially interested in a purchase or business combination with our company. That company was EOG Resources. On February 6, 2001, we entered into a letter agreement with First Union Securities relating to an introduction to EOG Resources. On May 10, 2001, we entered into a new agreement with First Union Securities replacing the earlier agreement. Under this new agreement, First Union Securities agreed to serve as financial advisor to our board of directors with respect to the acquisition of our company by EOG Resources and in that capacity to (1) introduce us to EOG Resources, (2) undertake a review of our business, operations and financial position and (3) render a fairness opinion with respect to any such transaction if appropriate and if requested by our board.

On February 20, 2001, we entered into a confidentiality agreement with EOG Resources, whereby we agreed to disclose to EOG Resources, on a confidential basis, certain information about our company for the purpose of assisting EOG Resources in its evaluation of a possible business combination with our company. EOG Resources began its prepurchase "due diligence" investigation of our company on or about February 20, 2001. In connection with that process, EOG Resources' representatives met with our management to review certain information about our company and its future prospects.

On April 17, 2001, EOG Resources sent us a proposed non-binding letter of intent that outlined the basic terms of a proposed acquisition of Energy Search by EOG Resources. This letter stated that EOG Resources had reviewed certain information concerning our oil and gas properties and related assets and had placed a value of $87 million on these assets. The letter further stated that, subject to certain conditions, EOG Resources would be prepared to make an offer to purchase all of our outstanding stock at a price based on this valuation, but subject to certain price adjustments.

In response to this letter, our senior management had several conversations with EOG Resources representatives, which resulted in EOG Resources sending us a revised non-binding letter of intent on April 20, 2001 increasing the valuation of our oil and gas assets to $91.3 million and establishing that valuation and adjustments would be as of March 31, 2001. Based on the current assets and other financial considerations of our company as of March 31, 2001, the adjustments had the effect of increasing the enterprise valuation for our company to over $96 million.

In response to, and in consideration of, these letters, our senior management, legal counsel and members of our board of directors had numerous discussions from April 17 to April 24, 2001. As a result of these discussions, a letter was sent to EOG Resources on April 23, 2001, outlining certain suggested changes to EOG Resources' letter of intent proposal. During this same period, our senior management and legal counsel engaged in discussions concerning the terms of the proposed letter of intent with EOG Resources' management and legal counsel.

On April 24, 2001, EOG Resources sent us a revised non-binding letter of intent. Following a telephonic meeting of our board of directors, we signed the letter of intent and returned it to EOG Resources. The letter of intent provided for a valuation of our oil and gas properties and related assets of $91.3 million, subject to certain valuation adjustments that were to be made as of March 31, 2001. The letter of intent outlined the general terms of the proposed transaction but provided that the specific terms of the transaction would be contained in a definitive merger agreement.

Following the execution of the letter of intent, the parties began drafting and negotiating the terms of the merger agreement. From April 27, 2001 to May 23, 2001, we and our counsel met by telephone with EOG Resources to discuss and negotiate outstanding issues concerning the merger agreement. In addition, several drafts of the merger agreement were circulated and reviewed. Throughout our negotiations regarding and revisions to the merger agreement, EOG Resources continued its due diligence investigation of our company and we prepared and delivered certain documents and other information to EOG Resources and its advisors.

On May 23, 2001, our board of directors held a special meeting by telephone to review and discuss with our management and legal and financial advisors the terms of the proposed acquisition and the merger agreement. First Union Securities joined for a portion of this meeting to review with the board its financial analysis of the consideration payable in the merger. In addition to its presentation, First Union Securities rendered a written opinion to the board, that based upon and subject to certain matters stated in the opinion, the cash consideration of $8.22 per share of common and preferred stock to be received in the merger by our shareholders was fair, from a financial point of view, to those holders. For a discussion of the other factors considered by our board of directors in approving the merger at this meeting, see "Recommendation of Energy Search's Board of Directors and Reasons for the Merger," below. For a discussion of First Union Securities' fairness opinion, see "Opinion of First Union Securities" beginning on page ___. At the meeting, our board of directors determined that the proposed merger agreement was fair to and in the best interests of Energy Search and our shareholders and determined to recommend to our shareholders that they vote in favor of approval of the merger agreement.

On May 23, 2001 we and EOG Resources signed the merger agreement and we issued a press release concerning the merger agreement.

Recommendation of Energy Search's Board of Directors and Reasons for the Merger

Our board of directors has determined that the terms of the merger agreement are advisable and fair to and in the best interests of Energy Search and our shareholders. In reaching this determination, the board consulted with our senior management, as well as our financial advisors, accountants and legal counsel, and considered many factors, including the following:

- information regarding historical market prices for Energy Search common stock and our projected future values and prospects as an independent entity;

- the manner in which we solicited interest from potential buyers or combination candidates in 2000. Our board of directors considered that our senior management and McDonald Investments had contacted those parties believed to be likely, at that time, to have an interest in a potential transaction with us;

- the fact that First Union Securities approached us in February 2001 to introduce us to a significant party (EOG Resources) that was potentially interested in acquiring or combining with us;

- the fact that First Union Securities rendered its formal written opinion to our board of directors concerning the fairness of the merger from a financial point of view to our shareholders;

- a comparison of selected recent acquisitions and merger transactions in the oil and gas industry, as well as the trading performance for comparable companies in the oil and gas industry;

- the current and prospective environment in which we operate, including economic conditions and risks and the competitive environment for oil and gas businesses;

- our senior management's and board's knowledge of our business, operations, properties, assets, financial condition, operating results, sources of capital and access to capital markets, prospects and strategic alternatives and its view that the merger represents the best alternative for maximizing the value of your investment in Energy Search stock; and

- the fact that our shareholders who do not support the merger will be entitled to seek dissenters' rights under Tennessee law (see "Dissenters' Rights" beginning on page ___).

Our senior management and board of directors also considered many potentially negative factors relating to the merger, including:

- the fact that our shareholders will not be able to participate in any future growth of our company;

- the fact that the merger will result in a taxable gain to our shareholders;

- the fact that some members of our board of directors and senior management have interests in the merger that are different from our other shareholders (see "Interests of Certain Persons in the Merger" beginning on page ___);

- the fact that our employees may be concerned about their employment status;

- the possible distraction of our management from day-to-day operations while the merger is pending; and

- the conditions required in connection with the merger, as well as the risks, costs, uncertainties and possible delays associated with completion of the merger.

Our board of directors believes that the potential benefits of the merger outweigh these negative factors, and that the merger is fair to and in the best interests of Energy Search and our shareholders. **Accordingly, your board recommends that you vote "FOR" approval of the merger agreement.**

The foregoing discussion concerns the main factors considered by our board. In view of the wide variety of factors considered, the board did not find it practicable to quantify, or attempt to assign relative weights to, the various factors that it considered.

Opinion of First Union Securities

Under a letter agreement dated February 6, 2001, which was subsequently replaced with a new agreement dated May 10, 2001, we retained First Union Securities, Inc., a division of First Union Corporation, to provide a fairness opinion in connection with the merger. We selected First Union Securities based on its expertise in financial matters and its experience in transactions similar to the proposed merger.

First Union Securities acted as financial advisor to our board of directors in evaluating the fairness, from a financial point of view, of the merger consideration to be received by the holders of outstanding Energy Search common and preferred stock. On May 23, 2001, First Union Securities delivered its opinion to our board that, as of that date, the cash consideration of $8.22 per share to be received in the merger by the holders of Energy Search's outstanding common and preferred stock was fair, from a financial point of view, to those shareholders.

The full text of the First Union Securities' opinion dated May 23, 2001 is included in Annex B to this proxy statement and is incorporated by reference into this proxy statement. The opinion sets forth the procedures followed, assumptions made, and matters considered, as well as the limitations of the review undertaken by First Union Securities in connection with its opinion. First Union Securities provided its opinion for the information and use of our board of directors in connection with its consideration of the proposed merger. The opinion does not constitute a recommendation as to how any Energy Search shareholder should vote on the merger agreement. Energy Search shareholders should read First Union Securities' opinion in its entirety.

In arriving at its opinion, First Union Securities, among other things, reviewed and analyzed the following:

- the May 22, 2001 draft of the merger agreement;

- publicly available information concerning Energy Search that First Union Securities believed to be relevant to its analysis, including the Energy Search's Form 10-KSB for the year ended December 31, 2000 and its Form 10-QSB for the quarter ended March 31, 2001;

- financial and operating information with respect to the business, operations, and prospects of Energy Search, furnished to First Union Securities by Energy Search's management, including financial projections for the period from 2001 through 2003;

- estimates of proved and non-proved reserves and future production, revenue, operating costs, and capital investment prepared by management for Energy Search;

- an SEC reserve report as of December 31, 2000 prepared by Wright & Company, Inc.;

- a trading history of Energy Search's common stock from May 28, 1997 to May 22, 2001, and a comparison of that trading history with those of other publicly traded companies that First Union Securities deemed relevant;

- the historical financial results and present financial condition of Energy Search compared with those of other publicly traded companies that First Union Securities deemed relevant; and

- a comparison of the financial terms of the proposed merger with the financial terms, to the extent publicly available, of comparable transactions that First Union Securities deemed relevant.

In addition, First Union Securities had discussions with management concerning Energy Search's business, operations, assets, financial condition, prospects, reserves, production profiles, and exploration programs. First Union Securities also undertook other studies, analyses and investigations that it deemed appropriate.

In arriving at its opinion, First Union Securities assumed and relied on the accuracy and completeness of the financial and other information described above and did not assume any responsibility for independent verification of this information. First Union Securities further relied on the assurances of Energy Search's management that they were not aware of any facts or circumstances that would make this information inaccurate or misleading. With respect to Energy Search's financial projections and the estimates of future production, revenue, operating costs and capital investment prepared by Energy Search, First Union Securities assumed that these projections and estimates were reasonably prepared and reflected the best currently available estimates and judgments of Energy Search's management as to the future performance of Energy Search. First Union Securities discussed Energy Search's financial projections with management but assumed no responsibility for and expressed no view as Energy Search's financial projections or the assumptions upon which they were based. First Union Securities also assumed that Energy Search would perform substantially in accordance with these projections and estimates. In arriving at its opinion, First Union Securities neither conducted any physical inspection of Energy Search's properties and facilities nor made any evaluations or appraisals of Energy Search's assets or liabilities. In addition, Energy Search's board of directors did not authorize First Union Securities to solicit, and First Union Securities did not solicit, any third-party indications of interest with respect to the purchase of all or a part of Energy Search's assets.

In rendering its opinion, First Union Securities assumed that the proposed merger would be completed on the terms described in the draft merger agreement dated May 22, 2001, without any waiver of material terms or conditions. The opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to First Union Securities as of, May 23, 2001.

In connection with the preparation of its opinion, First Union Securities did not participate in the structuring of the merger or the negotiation of the merger consideration to be received by the holders of outstanding Energy Search common and preferred stock. However, First Union Securities understood that McDonald Investments, Inc., as a financial advisor to Energy Search, broadly solicited offers for Energy Search from February 2000 to July 2000 pursuant to an auction process. The merger consideration was determined through arm's-length negotiations between Energy Search and EOG Resources.

The following is a summary of the material financial analyses utilized by First Union Securities in connection with delivering its May 23, 2001 opinion to our board of directors. In accordance with customary investment banking practice, First Union Securities employed generally accepted valuation methods in supporting its opinion. Some of the analyses include information presented in a tabular format. To understand fully the financial analyses used by First Union Securities, the tables must be read together with the text of each summary. The tables alone are not a complete description of the financial analyses.

Net Asset Value Analysis. First Union Securities conducted a before-tax, net asset value analysis to determine the implied per share equity value of Energy Search's common and preferred stock. Using financial and production forecasts provided by Energy Search's management, First Union Securities estimated Energy Search's net asset value by discounting the projected net cash flows from Energy Search's risked reserves to obtain a present value based on a 10% discount rate for each case. First Union Securities analyzed Energy Search's net asset value under two production forecasts, using four oil and natural gas pricing scenarios for each production forecast.

Cases I through IV were based in part on a Wright & Company SEC Report dated as of December 31, 2000. First Union Securities used the information in this report and made certain assumptions in deriving an estimated April 1, 2001 production forecast. Case I assumed December 31, 2000 year-end flat pricing, Case II assumed NYMEX strip pricing as of April 1, 2001; Case III assumed NYMEX strip pricing as of May 16, 2001; and Case IV assumed pricing based on a consensus of equity research analysts' NYMEX estimates as reported by First Call Corp. All NYMEX pricing forecasts were adjusted for pipeline differentials, transportation costs, BTU content and other fees as necessary to more accurately reflect wellhead pricing in the field. The table below summarizes the oil and natural gas NYMEX price forecasts employed by First Union Securities for each pricing case.

Year	Case I		Case II		Case III		Case IV	
	Oil $/Bbl	Gas $/MMBtu	Oil $/Bbl	Gas $/MMBtu	Oil $/Bbl	Gas $/MMBtu	Oil $/Bbl	Gas $/MMBtu
2001	$26.00	$6.19	$26.28	$5.16	$28.56	$4.52	$25.72	$5.16
2002	26.00	6.19	24.59	4.61	25.71	4.45	23.46	4.14
2003	26.00	6.19	22.93	4.15	23.46	4.20	21.35	3.63
2004	26.00	6.19	22.37	4.28	22.53	4.32	21.99	3.74
2005	26.00	6.19	22.03	4.41	22.07	4.45	22.65	3.85
2006	26.00	6.19	21.72	4.54	21.72	4.59	23.33	3.97
2007	26.00	6.19	21.57	4.68	21.55	4.73	24.03	4.09
Cap	26.00	6.19	35.00	5.00	35.00	5.00	35.00	5.00
Escalation	0.0%	0.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%

Cases V through VIII reflected the most recent available production forecasts provided by Energy Search dated April 1, 2001. Case V assumed Energy Search's pricing forecasts as of April 1, 2001; Case VI assumed NYMEX strip pricing as of April 1, 2001; Case VII assumed NYMEX strip pricing as of May 16, 2001; and Case VIII assumed pricing based on a consensus of equity research analysts' NYMEX estimates as reported by First Call Corp. All NYMEX pricing forecasts were adjusted for pipeline differentials, transportation costs, BTU content and other fees as necessary to more accurately reflect wellhead pricing in the field. The following table summarizes the oil and natural gas NYMEX price forecasts employed by First Union Securities for each pricing case.

Year	Case V		Case VI		Case VII		Case VIII	
	Oil $/Bbl	Gas $/MMBtu	Oil $/Bbl	Gas $/MMBtu	Oil $/Bbl	Gas $/MMBtu	Oil $/Bbl	Gas $/MMBtu
2001	$21.50	$4.93	$26.28	$5.16	$28.56	$4.52	$25.72	$5.16
2002	23.65	5.42	24.59	4.61	25.71	4.45	23.46	4.14
2003	26.02	5.97	22.93	4.15	23.46	4.20	21.35	3.63
2004	28.62	6.56	22.37	4.28	22.53	4.32	21.99	3.74
2005	31.48	7.22	22.03	4.41	22.07	4.45	22.65	3.85
2006	34.63	7.94	21.72	4.54	21.72	4.59	23.33	3.97
2007	38.09	8.73	21.57	4.68	21.55	4.73	24.03	4.09
Cap	40.00	10.00	35.00	5.00	35.00	5.00	35.00	5.00
Escalation	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%

The risking for the various reserve categories was derived from a Society of Petroleum Evaluation Engineers survey entitled "Survey of Economic Parameters Used in Property Valuation," published in June 2000. Based on the production and pricing forecasts described above and after applying reserve risk factors, the net asset valuation analysis derived an implied value per fully diluted share after the net redemption of all options and warrants. The implied per share equity values for each case presented below were compared with the per share equity value of $8.22 associated with the proposed merger.

| | *Per Share Equity Value* | | |
	Less One Standard Deviation	Implied Equity Value	Plus One Standard Deviation
Case I	$ 8.55	$ 11.90	$ 15.11
Case II	4.07	6.27	8.37
Case III	3.91	6.09	8.17
Case IV	2.92	4.82	6.62
Case V	8.60	12.09	15.43
Case VI	4.82	7.25	9.58
Case VII	4.66	7.08	9.38
Case VIII	3.54	5.61	7.58

Comparable Publicly Traded Companies Analysis. First Union Securities compared financial and operating information of Energy Search with corresponding financial and operating information of certain publicly traded companies. The following companies were determined to be relevant to an evaluation of Energy Search based on First Union Securities' view of the comparability of their operating and financial characteristics to those of Energy Search:

- Mallon Resources Corporation;

- North Coast Energy, Inc.;

- Patina Oil & Gas Corporation;

- Petroleum Development Corporation; and

- Quicksilver Resources Inc.

Using publicly available information, First Union Securities calculated and analyzed the enterprise value multiples of certain historical and projected financial and operating criteria and the indicated value of certain reserve and production data such as (1) discretionary cash flow ("LTM DCF" and "2001(E) DCF"); (2) earnings before interest, taxes, depreciation, depletion, amortization and exploration expenses ("LTM EBITDAX"); (3) total proved reserves ("Reserves"); and (4) the last twelve months of production ("Production"), among other criteria. First Union Securities compared Energy Search to these companies based on these and other selected criteria. In evaluating Energy Search, First Union Securities used historical financial information, as well as management estimates and projections as of April 1, 2001. First Union Securities compared these calculated multiples and values with Energy Search's implied multiples and values utilizing the equity and enterprise values of Energy Search on May 22, 2001, the day prior to the announcement of the proposed merger, as well as those implied by the per share equity value of $8.22 associated with the proposed merger. The results of this analysis are presented as follows:

	Comparable Companies			Energy Search	
	Range		Median	5/22/01	Proposed Merger
LTM DCF	5.8x	- 6.8x	6.1x	36.9x	41.1x
2001 (E) DCF	3.3x	- 5.8x	5.3x	3.2x	3.6x
LTM EBITDAX	4.2x	- 12.9x	6.4x	31.9x	37.2x
Reserves ($ per Mcfe)	$0.86	- $1.03	$0.89	$0.88	$1.03
Production ($ per Mcfe)	$14.97	- $18.31	$16.73	$37.46	$43.73

None of the comparable companies used in this analysis were identical to Energy Search. Accordingly, First Union Securities' analysis of publicly traded comparable companies was not mathematical; rather, it involved complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could have affected the public trading value of the comparable companies to which Energy Search was being compared.

Comparable Transaction Analysis. First Union Securities reviewed certain publicly available information regarding selected mergers and asset sales in the oil and natural gas exploration and production industry. The following 13 transactions were completed between May 1996 and May 2001 and were determined to be relevant by First Union Securities to the proposed merger:

- Penn Virginia Corporation/Energy Corp. of America (January 2001);

- Undisclosed/Penn Virginia Corporation (June 2000);

- Peake Energy/North Coast Energy Inc. (March 2000);

- CMS Energy Corp./Quicksilver Resources Inc. (March 2000);

- MCN Energy Group Inc./CONSOL Energy Inc. (January 2000);

- Statoil/Equitable Resources, Inc. (January 2000);

- FirstEnergy Corporation/Range Resources Corp. (October 1999);

- Cabot Oil & Gas Corp./EnerVest Management Co., L.C. (September 1999);

- The Wiser Oil Company/Columbia Energy Group (April 1999);

- Cabot Oil & Gas Corp./Lomak Petroleum, Inc. (September 1997);

- Alamco, Inc./Columbia Energy Group (May 1997);

- Belden & Blake Corp./Texas Pacific Group (March 1997); and

- Clinton Gas Systems, Inc./Enron Capital & Trade/CalPERS (May 1996).

Using publicly available information and data obtained from John S. Herold, Inc., First Union Securities calculated and analyzed the portion of the transaction value attributable to proved oil and gas reserves and compared this data to the target's Reserves and the target's Production, among other criteria. In evaluating the proposed merger, First Union Securities used Energy Search's estimates and projections as of April 1, 2001. First Union Securities compared the results of this analysis with the implied enterprise value of the proposed merger over Energy Search's Reserves and Production as is illustrated in the following table.

| | Comparable Companies | | Proposed |
	Range	Median	Merger
Reserves ($ per Mcfe)	$0.38 - $1.02	$0.68	$1.03
Production ($ per Mcfe)	4.09 - 23.25	12.35	43.73

None of the comparable transactions used in this analysis are identical to the proposed merger. Accordingly, First Union Securities' analysis of comparable transactions was not mathematical; rather, it involved complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved in the selected transactions as well as other factors, including but not limited to transaction structure, quality of assets, and macroeconomic and competitive dynamics associated with the time period in which the transaction took place.

Premiums Paid Analysis. First Union Securities reviewed the premiums paid in 32 relevant transactions completed between January 1998 and May 2001 involving publicly traded companies in the energy sector. For the group of relevant transactions, First Union Securities calculated the median market premium represented by the offer price over the target company's share price one day, one week, 30 days, 60 days and 90 days prior to the date of the announcement of the proposed merger. First Union Securities also considered in its analysis the premium that the proposed merger represents in comparison to Energy Search's common stock price of $5.88 as of February 18, 2000, the date that the retention of McDonald Investments by Energy Search to explore strategic alternatives to maximize shareholder value was publicly announced. The following chart compares a range of market premiums, defined as the first and third quartiles of premiums paid in the selected transactions; the median market premium; and the proposed merger premium.

Percentage Premium at Various Periods Prior to Announcement

Period Prior to Announcement	Range		Median	Proposed Merger
One Day	12.8% -	42.7%	26.3%	11.5%
One Week	8.8 -	45.0	28.6	19.1
30 Days	14.3 -	51.4	26.2	21.8
60 Days	0.2 -	44.5	27.1	49.5
90 Days	4.1 -	47.6	23.7	26.5
Versus 2/18/00	---	---	---	39.8

Stock Trading History. First Union Securities reviewed the daily trading volume and closing price of Energy Search's common stock from May 28, 1997, the date of Energy Search's unit split (a unit was comprised of one share of common stock and one Series A common stock purchase warrant; on May 28, 1997, units ceased trading and Energy Search's common stock began trading separately from the Series A common stock purchase warrants), to May 22, 2001, the last complete trading day prior to the date that First Union Securities rendered its opinion. Energy Search's trading history during various time periods is summarized in the following table.

| Period | Common Stock Price | | | Average Daily Volume |
	Average	High	Low	
6 months	$6.76	$8.72	$5.31	15,534
1 Year	6.41	8.72	5.25	11,321
3 Years	5.77	9.84	3.69	8,603
Since Unit Split	6.66	11.50	3.69	8,699

The closing price of Energy Search's common stock on May 22, 2001, the day prior to the announcement of the proposed merger, was $7.37.

The summary set forth above does not purport to be a complete description of the analyses or data presented by First Union Securities. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. First Union Securities believes that the summary set forth above and their analyses must be considered as a whole and that selecting portions thereof, without considering all of its analyses, could create an incomplete view of the processes underlying its analyses and opinion. First Union Securities based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. The other principal assumptions upon which First Union Securities based its analyses are set forth above under the description of each such analysis. First Union Securities' analyses are not necessarily indicative of actual values or actual future results that might be achieved. Moreover, First Union Securities' analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which Energy Search could actually be bought or sold.

As part of its investment banking business, First Union Securities and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. Energy Search's board of directors selected First Union Securities to deliver an opinion to Energy Search's board of directors with respect to the merger on the basis of such experience and its familiarity with Energy Search.

For services rendered in connection with the merger and the delivery of its opinion, Energy Search has agreed to pay First Union Securities a fee of $300,000 for the delivery of the opinion. This fee is payable upon the earliest to occur of the following: (1) the date of closing, (2) the date on which the proposed merger is terminated or (3) the date 90 days after the date on which First Union Securities renders the opinion. Energy Search also has agreed to pay an additional fee of $575,000 payable upon the closing of the merger. In addition, Energy Search has agreed to reimburse First Union Securities for its expenses incurred in connection with its services, including the reasonable fees and disbursements of counsel, and will indemnify First Union Securities against certain liabilities, including liabilities arising under the federal securities laws.

Federal Income Tax Consequences

This section summarizes the material United States federal income tax consequences of the merger. This discussion does not address the consequences of the merger under state, local or foreign law, nor does it address all aspects of federal income taxation that may be relevant to you in light of your particular circumstances. *You should consult your own tax advisor about the specific tax consequences to you of the proposed merger, including the application and effect of state, local, foreign and other tax laws, changes in tax laws and tax return reporting requirements.* Special tax consequences not described in this proxy statement may apply to a particular class of taxpayers, such as financial institutions, insurance companies, broker-dealers, individuals and entities who are not citizens or residents of the United States, tax-exempt entities, persons holding Energy Search stock as part of an integrated investment composed of Energy Search stock and one or more other positions, and shareholders who acquired their Energy Search common stock through the exercise of an employee stock option or otherwise as compensation.

The receipt of cash in exchange for shares of Energy Search common stock and Energy Search preferred stock will be a taxable transaction for federal income tax purposes under the Internal Revenue

Code, and also may be a taxable transaction under applicable state, local, foreign and other laws. Generally, for federal income tax purposes, you will recognize gain or loss in an amount equal to the difference between the amount of cash that you receive in the merger and your adjusted basis in the shares of Energy Search common stock or Energy Search preferred stock that you surrender in the merger. For federal income tax purposes, any gain or loss will be capital gain or loss to you if your Energy Search common stock or Energy Search preferred stock was held as a capital asset. It will be long-term capital gain or loss if you held your shares of Energy Search stock for more than one year. Long-term capital gain of individuals will be subject to federal income tax at a maximum rate of 20%.

Payments to you in connection with the merger may be subject to 31% "backup withholding" unless you provide on your letter of transmittal (see "Payment of Cash For Energy Search Stock" beginning on page ___) your taxpayer identification number or social security number and certify that the number is correct or properly certify that you have applied for and are waiting for a number. Certain holders (including all corporations and certain foreign individuals) are not subject to these backup withholding requirements. If backup withholding applies to a shareholder, EOG Resources will be required to withhold 31% of any payments made in the merger to that shareholder. Backup withholding is not an additional tax; it is an advance tax payment that is subject to refund if it results in an overpayment of tax.

The receipt of cash in cancellation of compensatory stock options (for example, nonqualified stock options under Section 83 of the Internal Revenue Code and incentive stock options under Section 422 of the Internal Revenue Code) will be taxable to the recipient as ordinary income. Cash payments in cancellation of the stock options and restricted stock may be subject to income and employment tax withholding.

This discussion is based on the Internal Revenue Code of 1986, as amended, applicable Treasury Department regulations, judicial authority and current administrative ruling and practice, all as in effect as of the date of this proxy statement. Future legislative, judicial or administrative changes or interpretations could change the statements and conclusions above, and could have retroactive effect. We disclaim any obligation to update this discussion as a result of such changes or interpretations.

Interests of Certain Persons in the Merger

You should be aware that some members of our board and senior management have certain interests in the merger that may be different from the interests of our shareholders generally. These interests could influence their decisions in voting on the merger. Your board of directors was aware of these interests before adopting the merger agreement. These interests are as follows:

- *Severance Payments.* In January 2001, Energy Search entered into employment agreements with Charles P. Torrey, Jr., our Chief Executive Officer; Richard S. Cooper, our President; John M. Johnston, our Chief Operating Officer; and Mitzi F. Anderson, our acting Chief Financial Officer (the "executives"). Under the terms of these agreements, each executive will be entitled to receive twice his or her current annual salary, a prorated performance bonus for 2001, and a payment equal to four months of salary (three months, in the case of Ms. Anderson) due to termination of the executives without four months (three months, in the case of Ms. Anderson) of notice. The executives will receive these payments in a lump sum as soon as practicable after the completion of the merger. Accordingly, Mr. Torrey will receive $706,667, Mr. Cooper will receive $648,333, Mr. Johnston will receive $296,667 and Ms. Anderson will receive $135,000 upon completion of the merger.

- *Stock Options.* As soon as practicable following the merger, each holder of an outstanding option to purchase Energy Search stock, whether or not it is exercisable, will be paid an amount in cash equal to the product of (1) the amount by which the price to be paid for each share of Energy Search common stock in the merger exceeds the exercise price per share of the option and (2) the number of shares subject to the option, less any amounts that we are required to deduct or withhold under applicable law. Based on the options outstanding as of June 1, 2001 (including options that will vest immediately before the merger), before reduction for withholding obligations, the holders of all options will receive total cash payments of $5,012,514, of which $2,216,153 will be received by our officers or for the benefit of our officers. Of the $2,216,153 payable to or for the benefit of our officers for options, Mr. Torrey will receive $1,071,541, Mr. Cooper will receive $952,741, Mr. Johnston will receive $110,184 and Ms. Anderson will receive $81,600.

- *Accelerated Stock Grants.* In connection with their employment agreements, Mr. Johnston and Ms. Anderson are entitled to receive annual bonuses of stock. Immediately before completion of the merger, Energy Search will issue all of this stock to them, even though it would otherwise not be issuable for some time. The stock that Mr. Johnston and Ms. Anderson receive will be converted into the merger consideration ($8.22 per share), along with all of the other outstanding shares of Energy Search stock. As a result, Mr. Johnston will receive $164,400, and Ms. Anderson will receive $49,320 for this stock.

- *Purchase of Non-Oil and Gas Assets.* As a condition to EOG Resources' obligation to complete the merger, we are required to sell or otherwise transfer from the company our non-oil and gas assets, along with liabilities relating to those assets, prior to closing. Our non-oil and gas assets are located in Knoxville, Tennessee and are comprised of certain office equipment and furniture, computer equipment, the stock of Equity Financial Corporation, presently an inactive wholly owned subsidiary without assets, and a 1968 Beech Model B-55 Baron aircraft. The net book value of these non-oil and gas assets, collectively, is approximately $95,000. Liabilities associated with these assets include the office lease (approximately 2,920 square feet in Knoxville, Tennessee) for approximately $3,698 per month plus pass-throughs and utilities, with a term that runs through July 2002; a printer lease for approximately $683 per month with a term that runs through April 2002; and a postage meter lease for approximately $360 per month with a term that runs month-to-month.

    The company aircraft is subject to a purchase option, previously approved by our board of directors in December 1998, in favor of Mr. Charles P. Torrey, Jr. for a purchase price equal to the greater of one-half the original cost of the aircraft to the company (i.e., $52,000), or its depreciated book value (approximately $46,000 as of March 31, 2001). This option had been granted by the board in recognition of the fact that Mr. Torrey had assumed responsibility for piloting the aircraft since the company purchased it in 1996, as well as overseeing its maintenance, insurance and recordkeeping. In addition, Mr. Torrey made sure that the aircraft complied with all airworthiness directives of applicable safety bodies. This arrangement proved materially less expensive to the company than the hiring of a full-time pilot.

    On May 29, 2001, our board of directors authorized the sale of all our non-oil and gas assets located in Knoxville, Tennessee, including all stock of Equity Financial Corporation and the company aircraft to Messrs. Torrey and Cooper in consideration for $10.00 and their assumption of the liabilities, ongoing expenses, insurance, taxes and maintenance associated with the company's office, office furniture, computer and printer equipment and aircraft. The board found that the assumption of these items resulted in fair consideration for the transfer of these assets.

    Indemnification; Directors and Officers Insurance. After the merger, EOG Resources will cause the surviving corporation of the merger to indemnify and hold harmless all of our past and present officers, directors and employees against all losses, claims, damages, expenses or liabilities arising out of any actions or omissions, or alleged actions or omissions, occurring at or before the effective time of the merger. This indemnification will be to the same extent and on the same terms and conditions currently provided by Energy Search, to the extent consistent with applicable law.

Accounting Treatment

The merger will be accounted for under the purchase method of accounting in accordance with generally accepted accounting principles. Under this method of accounting, the purchase price will be allocated to assets acquired and liabilities assumed based on their estimated fair values, with any excess allocated to goodwill.

Regulatory Approval

Energy Search and EOG Resources have determined that no material governmental or regulatory approvals are required for the merger to occur. In particular, a filing is not required under Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, because the merger is exempt under rules 802.3 and 802.4 under the act, which exempts certain purchases of oil and gas reserves.

However, at any time before or after consummation of the merger, the Department of Justice, the Federal Trade Commission or any state or foreign governmental authority could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

Based on information available to them, Energy Search and EOG Resources believe that the merger will be effected in compliance with federal, state and foreign antitrust laws. However, there can be no assurance that a challenge to the consummation of the merger on antitrust grounds will not be made or that, if such a challenge were made, Energy Search and EOG Resources would prevail.

The merger agreement provides that Energy Search and EOG Resources will use their reasonable best efforts to cause the merger to be completed, including obtaining all necessary waivers, authorizations, orders and consents of third parties. Subject to the foregoing, except for filing the certificate of merger with the State of Tennessee after shareholder approval of the merger agreement and compliance with federal and state securities laws, neither Energy Search nor EOG Resources is aware of any material U.S. federal, state or foreign governmental regulatory requirements that must be complied with, or approvals that must be obtained, in order to complete the merger.

Dissenters' Rights

Shareholders of a corporation that is proposing to merge with another entity are sometimes entitled to appraisal or dissenters' rights in connection with the proposed transaction, depending on the circumstances. Most commonly, these rights give shareholders who oppose the merger the right to receive the fair value of their shares, as determined in a judicial appraisal proceeding, instead of the consideration being offered in the merger.

The holders of Energy Search common stock and preferred stock are entitled to dissenters' rights with respect to the merger. Energy Search is a Tennessee corporation and is governed by Tennessee law regarding the rights of dissenting shareholders. Described below are the steps that you must take if you are an Energy Search common or preferred shareholder and you wish to exercise your dissenters' rights with respect to the merger.

This description of dissenters' rights is not complete. You should read Chapter 23 of the Tennessee Business Corporation Act, a copy of which is attached as **Annex C** to this proxy statement.

Failure to take any one of the required steps may result in termination of your dissenters' rights under Tennessee law. If you are an Energy Search common or preferred shareholder considering dissenting, you should consult your own legal advisor.

How to Assert Your Dissenters' Rights. To exercise dissenters' rights, you must satisfy four conditions: (1) be a shareholder of record, (2) deliver to Energy Search a written objection to the merger, (3) not vote in favor of the merger agreement and (4) return your payment demand form and deposit your shares according to Energy Search's instructions.

You must be a shareholder of record. To be entitled to dissenters' rights, you must be the record holder of the dissenting shares as of June 1, 2001. If you have a beneficial interest in shares of Energy Search common or preferred stock that are held of record in the name of another person, such as your broker, you must act promptly to cause the shareholder of record to follow the steps described below.

Before the vote is taken on the merger.

- *You must deliver to Energy Search a written objection to the merger stating that you intend to dissent from the merger*; and

- *You must not vote in favor of the merger agreement.* You must not vote your shares in favor of the merger agreement at the special meeting, if you plan to seek the fair cash value for your shares instead. This requirement will be satisfied:

  - if you submit a properly executed proxy card with instructions to vote "AGAINST" the merger agreement or to "ABSTAIN" from this vote;

  - if you do not return your proxy card and do not vote at the special meeting in favor of the merger agreement; or

  - if you revoke your proxy and later "ABSTAIN" from or vote "AGAINST" the merger agreement.

*If you vote "FOR" the merger agreement, you automatically waive your dissenters' rights. If you do not vote your shares, you will retain the ability to assert dissenters' rights. However, a proxy card that is returned signed but on which no voting preference is indicated will be voted to approve the merger agreement and will constitute a waiver of dissenters' rights. **Therefore, if no voting preference is indicated on your proxy card, you will have no dissenters' rights.***

Shareholders wishing to dissent from the merger should send their written objections to:

Energy Search, Incorporated
Attn: Richard S. Cooper
280 Fort Sanders West Boulevard, Suite 200
Knoxville, Tennessee 37922

After the vote is taken, Energy Search will send you a payment demand form and instructions on when and where to deposit your stock certificates.

You must return the payment demand form and deposit your shares in accordance with Energy Search's instructions. If you fail to return your payment demand form or to deposit your stock in accordance with Energy Search's instructions, then you will not be entitled to payment under the dissenters' rights statute.

Energy Search's Notice to Dissenting Shareholders. If the merger agreement is approved and you delivered a written objection to the merger before the vote and did not vote "FOR" the merger, Energy Search will notify you within 10 days after the special meeting. This dissenters' notice will:

- state where you must send your payment demand form and where and when you must deposit your stock certificates;

- inform holders of uncertificated shares of the extent of any restrictions on the transferability of those shares;

- be accompanied by a payment demand form that will require you to state whether you acquired your shares before the date the terms of the merger became public; and

- set a date by which you must return your payment demand form to Energy Search.

You will retain all other rights of a shareholder until the merger takes place. If you fail to return your payment demand form or to deposit your stock according to Energy Search's instructions, then you will lose your dissenters' rights and receive the merger consideration ($8.22 per share) instead. Once you have made a payment demand, you may not withdraw your dissent unless Energy Search consents to the withdrawal.

Energy Search's Payment for the Fair Value of Your Shares. After Energy Search receives your payment demand form, it will pay you its estimate of the fair value of your shares, plus accrued interest. The term "fair value" means the value of your shares immediately before the effectuation of the merger, excluding any appreciation or depreciation in value in anticipation of the merger. Included with your payment will be (1) certain financial statements of the Energy Search, (2) a statement of Energy Search's estimate of fair value of your shares and an explanation of how the interest was calculated and (3) a statement on how you may object to Energy Search's estimate of the fair value of your shares.

How to Object to Energy Search's Estimate of the Value of Your Shares. If you disagree with Energy Search's estimate of the fair value of your shares or believe that the interest due was incorrectly calculated, you must, within one month after receiving payment from Energy Search, provide Energy Search with your estimate of the fair value of your shares. If you and Energy Search have not reached a settlement regarding the fair value of your shares within two months of Energy Search's receipt of your estimate, then Energy Search must bring a lawsuit in Knox County, Tennessee. If Energy Search fails to initiate suit within two months, Energy Search will pay you the amount you estimated to be the fair value of your shares. If you fail to object to Energy Search's fair value estimate within one month of receiving payment or being offered payment, you will lose your right to object.

Who Pays for the Lawsuit? Energy Search will pay for the costs and expenses of any lawsuit, but a court may assess costs and expenses as it deems appropriate against you or any other dissenting shareholder if it finds that your demand for additional payment was arbitrary, vexatious or otherwise not in good faith. In addition, the court may charge Energy Search for attorney fees if Energy Search failed to comply with the dissenters' rights statute. A court may charge attorneys fees against Energy Search, you or any other dissenting shareholder, if it finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith.

In view of the complexities of the foregoing provisions of the Tennessee Business Corporations Act, if you are considering pursuing your dissenters' rights we urge you to consult with your own legal counsel.

Completion and Effectiveness of the Merger

Completion of the merger will occur as soon as practicable after all of the conditions to the merger are satisfied or waived. The merger will become effective when a certificate of merger is filed with the Tennessee Secretary of State. We are working toward completing the merger as quickly as possible and hope to complete the merger shortly after the special meeting. However, as discussed in "Conditions to the Merger" beginning on page ___, there are many conditions that must be satisfied or waived before the merger can occur. We cannot assure you that the merger will occur.

Payment of Cash for Energy Search Stock

Under the merger agreement, upon completion of the merger, each share of Energy Search common stock and each share of Energy Search preferred stock outstanding immediately before the merger will automatically be converted into the right to receive $8.22 in cash, without interest. Each holder of a certificate representing shares of Energy Search common stock or Energy Search preferred stock will no longer have any rights with respect to the shares of Energy Search stock, except the right to receive $8.22 in cash, without interest, for each share.

Promptly after the merger is completed, our exchange agent will mail to each shareholder of record a letter of transmittal and instructions for surrendering Energy Search stock certificates in exchange for cash. When you surrender your Energy Search stock certificates to the exchange agent, together with a properly completed letter of transmittal and any other required documents, your Energy Search stock certificates will be canceled and you will receive $8.22 in cash, without interest, for each share of Energy Search common stock and each share of Energy Search preferred stock that you owned as of the effective time of the merger.

After completion of the merger, there will be no more transfers on our records or on our transfer agent's records of certificates representing shares of Energy Search common stock or Energy Search preferred stock. If certificates are presented to us or our transfer agent for transfer, the certificates will be canceled and in exchange the holder will receive $8.22 in cash, without interest, for each share of Energy Search common stock and each share of Energy Search preferred stock represented by the certificate. Until surrendered, each certificate formerly representing shares of Energy Search common stock or Energy Search preferred stock will be deemed after completion of the merger to represent only the right to receive $8.22 in cash, without interest, upon surrender of the certificate. No interest or other payment will be paid or will accrue on the cash payment.

You should not send your Energy Search stock certificates to our exchange agent until you have received transmittal forms. Do not return your Energy Search stock certificates with the enclosed proxy card.

Delisting of Energy Search Common Stock After the Merger

Energy Search common stock is currently listed on the Nasdaq SmallCap Market and the Boston Stock Exchange. Because all of the Energy Search common stock outstanding immediately before the merger will be cancelled in exchange for the right to receive cash, Energy Search common stock will be delisted from the Nasdaq SmallCap Market and the Boston Stock Exchange if the merger is approved.

Energy Search common stock is currently registered under the Securities Exchange Act of 1934. EOG Resources has informed us that it intends to terminate the registration of Energy Search common stock under the Securities Exchange Act promptly after the merger. The termination of the registration of

Energy Search common stock under the Securities Exchange Act will mean that Energy Search will no longer be required to file various reports, such as Forms 10-KSB and 10-QSB, with the SEC.

Financing for the Merger

The funds to pay the total amount of the merger consideration to our shareholders and option holders and pay estimated fees, expenses and other transaction costs of EOG Resources and EOG Tennessee in connection with the merger will come from EOG Resources' available cash resources and available credit facilities.

The Merger Agreement

*The following discussion summarizes the material terms of the merger agreement. The discussion does not, however, contain a complete statement of all provisions of the merger agreement and is qualified in its entirety by reference to the merger agreement. A copy of the merger agreement is attached as **Annex A** to this proxy statement and is incorporated in this proxy statement by reference. You should read the merger agreement because it, and not this proxy statement, is the legal document that governs the merger.*

In addition to providing for the merger of EOG Resources into Energy Search and the conversion of Energy Search stock into cash, the merger agreement contains many other provisions, some of which are discussed in this section.

Representations and Warranties

Energy Search, EOG Resources and EOG Tennessee each made a number of representations and warranties in the merger agreement regarding various aspects of their respective businesses and other facts relevant to the merger.

Representations and Warranties of Energy Search. Our representations and warranties include representations as to, among other things:

- our corporate organization and good standing;

- our capital structure and capitalization;

- our charter and bylaws, including our indemnification and insurance obligations to our officers and directors;

- the authorization and enforceability of the merger agreement;

- our compliance with laws;

- our business, including our non-oil and gas businesses, and any changes in our business since March 31, 2001;

- our litigation;

- our insurance;

- our taxes;

- our contracts;

- our title to and the condition of our assets;

- our environmental compliance;

- our intellectual property rights;

- our employee benefit plans, employees and labor matters;

- our financial statements and documents, including this proxy statement, filed with the SEC;

- our board's adoption of the merger and the merger agreement;

- the shareholder vote required to approve the merger and the merger agreement;

- the absence of a conflict with any charter document, agreement, law or governmental order applicable to us;

- regulatory filings, consents or approvals required to complete the merger; and

- payments required to be made by us to brokers and agents as a result of the merger.

Representations and Warranties of EOG Resources and EOG Tennessee. The representations and warranties of EOG Resources include representations as to, among other things:

- its corporate organization, power and authority;

- the authorization and execution of the merger agreement and related matters;

- organization, power and authority of EOG Resources;

- the absence of a conflict with any charter document, agreement, law or governmental order applicable to EOG Resources;

- information supplied by EOG Resources in this proxy statement;

- regulatory filings, consents or approvals required to complete the merger; and

- payments required to be made by EOG Resources to brokers and agents as a result of the merger.

The representations and warranties of EOG Tennessee include representations as to, among other things:

- the organization, power and authority of EOG Tennessee;

- authority and execution of the merger agreement;

- the absence of a conflict with any charter document, agreement, law or governmental order applicable to EOG Tennessee; and

- the lack of any other activities by EOG Tennessee since its formation.

The representations and warranties of Energy Search, EOG Resources and EOG Tennessee will expire upon the completion of the merger.

Covenants

The merger agreement contains a number of covenants, most of which provide limitations within which we will operate our business until the merger is completed. These covenants include the following.

Conduct of Energy Search's Business Pending the Merger. From the date of the merger agreement until completion of the merger we will:

- operate in the ordinary and usual course of business as we have in the past, in compliance with applicable laws;

- use reasonable best efforts to preserve intact our current business organizations; and

- use reasonable best efforts to keep available the services of and preserve our relationship with current directors, officers, employees, independent contractors and consultants and preserve our relationships with customers, suppliers and vendors, so as not to damage the goodwill of Energy Search.

From the date of the merger agreement until completion of the merger we will not, and will not authorize, commit or agree to:

- declare, set aside or pay any dividends on, or make any other distributions of our stock other than regular cash dividends on our preferred stock;

- split, combine, reclassify or substitute any of our stock;

- purchase, redeem or otherwise acquire any shares of our stock;

- pay or set aside a "sinking fund" for the payment of any outstanding debt securities;

- consummate or enter into a recapitalization agreement;

- issue, deliver, sell, transfer, pledge or subject to any lien any shares of stock, warrants, options or other securities of Energy Search;

- amend our charter, bylaws or other governing documents;

- reincorporate in any other state;

- merge, consolidate or reorganize Energy Search or any of its subsidiaries;

- form, join, participate in, or agree to form, join or participate in, the business, operations, sales, distribution or development of any other business;

- acquire or agree to acquire any other business or company;

- sell, lease, license, mortgage or encumber or subject to any lien or otherwise dispose of any of our properties or assets;

- incur any indebtedness or guarantee any indebtedness of another business;

- issue or sell any debt securities, warrants, calls or other rights to acquire any debt securities of Energy Search or any of its subsidiaries or any debt securities of another company;

- make any loans, advances or capital contributions to, or investments in, any other business, or enter into any commodity price hedging agreements;

- make, commit or otherwise agree to make any purchase, or enter into any agreement providing for payments which individually are in excess of $100,000 or in the aggregate are in excess of $300,000;

- settle or compromise or agree to settle or compromise any tax liability or make any tax election;

- pay, discharge, settle or satisfy any material claims, liabilities, obligations or litigation;

- enter into, adopt or amend in any material respect or terminate any employee benefit plan or similar policy or agreement;

- except for normal increases, increase the compensation of any director, officer, employee or agent or consultant or pay any benefit not required by an employee benefit plan or other arrangement;

- transfer or license to any business or entity, or otherwise extend, amend or modify any rights to intellectual property;

- change in any respect our method of tax accounting or tax practice or our accounting policies, methods or procedures;

- enter into any agreement with any director, officer or shareholder, or any material agreement with any employee, of Energy Search or its subsidiaries, or amend, modify or change the terms and conditions of any such agreement;

- modify, amend, alter or change terms, provisions or rights and obligations of any material contracts;

- take any action or fail to take any action that would reasonably be expected to have a material adverse effect on Energy Search;

- take any action or fail to take any action that would reasonably be expected to materially delay or materially adversely affect the ability to obtain any approval for the merger agreement by any governmental entity;

- take any action that would cause the representations and warranties in the merger agreement to no longer be true and correct; or

- pay any additional compensation to any financial advisors in addition to that required by current agreements.

Governmental Filings. We have agreed to keep EOG Resources informed of the status of any governmental filings and to report to EOG Resources concerning operational matters.

Access to Information. Upon reasonable notice, we have agreed to give EOG Resources and its representatives access to our properties, books, records and employees.

Shareholder Meeting. We have agreed to call a shareholder meeting to vote on the merger agreement, and recommend approval of the merger agreement to our shareholders. Subject to its fiduciary duties, our board has agreed not to withdraw or modify its recommendation of the merger to our shareholders.

Acquisition Proposals. Until completion of the merger, we have agreed not to:

- directly or indirectly initiate, solicit, encourage or knowingly facilitate any inquiries or the making of any acquisition proposal or offer with respect to a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Energy Search, or any purchase or sale of all or substantially all of our assets; or

- directly or indirectly, have any discussion with or provide any confidential information or data to any third party relating to an acquisition proposal, or engage in any negotiations concerning an acquisition proposal, or knowingly facilitate any effort or attempt to make or implement an acquisition proposal or accept an acquisition proposal.

However, we may, in response to an unsolicited written proposal with respect to an acquisition proposal from a third party, furnish information to, and negotiate, explore or otherwise engage in substantive discussions with that third party, in each case only if our board of directors believes in good faith by a majority vote, after consultation with our financial advisors and legal counsel, that failing to take such action would constitute a breach of the board's fiduciary duties.

If our board determines that in response to a superior acquisition proposal in order to comply with its fiduciary duties we must terminate the merger agreement, we may do so, but before terminating the merger agreement or accepting the superior acquisition proposal we must give EOG Resources five business days written notice of the proposal, specifying the company making the proposal and the terms and conditions of the proposal.

We have not received any proposals to enter into an acquisition proposal from third parties since we entered into the merger agreement.

Employee Benefit Matters. We have agreed, prior to the effective time of the merger, to terminate all of our employee benefit plans and stock option plans.

Expenses. All expenses relating to the merger will be paid by the party incurring the expense, except the corporation surviving the merger will pay all applicable property or transfer taxes.

Indemnification of Our Officers, Directors and Employees. For a discussion of the provisions of the merger agreement concerning indemnification of our officers, directors and employees, see "Indemnification; Directors and Officers Insurance" on page ___.

Conditions to the Merger

Joint Conditions to Completion of the Merger. The obligations of Energy Search, EOG Resources and EOG Tennessee to complete the merger are subject to the satisfaction or waiver of each of the following conditions:

- our shareholders must approve the merger agreement and transaction;

- no statute, law, rule or regulation can have been promulgated, enacted, adopted on, entered into and no temporarily restraining order or injunction may be in effect or other action can have been taken by any governmental authority, which makes the merger illegal or prohibits completion of the merger or which would reasonably be expected to have a material adverse effect on EOG Resources after the merger;

- other than the filing of a certificate of merger with the State of Tennessee, all consents, approvals, and filings with and notices to any governmental entity required of the parties that would reasonably be expected to have a material adverse effect on EOG Resources must be obtained; and

- First Union Securities' fairness opinion must not be withdrawn.

EOG Resources' and EOG Tennessee's Conditions to Completion of the Merger. EOG Resources' and EOG Tennessee's obligations to complete the merger are subject to the satisfaction or waiver of each of the following additional conditions:

- our representations and warranties in the merger agreement concerning the organization of Energy Search, its capital structure, its authority and the information supplied by Energy Search must each be true and correct in all respects. All of our other representations and warranties must be true and correct, except to the extent that the failure to be true and correct would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on us. In addition, EOG Resources must have received a certificate signed by our chief executive officer and chief financial officer to that effect;

- we must have performed or complied with, in all respects, the agreements and promises in the merger agreement concerning our stock, benefit plans, liabilities and fees to our financial advisor. We must have performed or complied with all other agreements and promises in the merger agreement, except where the failure to perform or comply with such other agreements or promises individually or in the aggregate does not have a material adverse effect on us. In addition, EOG Resources must have received a certificate signed by our chief executive officer and chief financial officer to that effect;

- EOG Resources must have received from our legal counsel a favorable written legal opinion concerning specified matters;

- there can be no event, change or circumstance with respect to us or our subsidiaries that individually or in the aggregate has had or would reasonably be expected to have a material adverse effect on us;

- no shareholders holding more than 7.5% of Energy Search's issued and outstanding shares of common stock or preferred stock combined can have demanded or otherwise notified us that they intend to seek dissenters' rights; and

- we must have sold or otherwise transferred certain of our non-oil and gas assets, such as our office equipment and furniture at our Knoxville, Tennessee office, our aircraft and the capital stock of our inactive subsidiary Equity Financial Corporation, along with any related liabilities with respect to these assets (see "Purchase of Non-Oil and Gas Assets" on page ___).

Energy Search's Conditions to Completion of the Merger. Our obligation to complete the merger is subject to the satisfaction or waiver of each of the following additional conditions:

- the representations and warranties of EOG Resources and EOG Tennessee in the merger agreement that, by their terms, exclude matters that do not individually or in the aggregate have a material adverse effect on EOG Resources must be true and correct in all respects, and those representations and warranties of EOG Resources that do not have such an exclusion must be true and correct in all material respects, as of the date of the merger agreement and as of the closing date as though made again on and as of the closing date, and we must have received a certificate from EOG Resources' chief executive officer and chief financial officer to that effect;

- EOG Resources and EOG Tennessee must have performed or complied with, in all material respects, all of their agreements and covenants required under the merger agreement, and we must have received a certificate of EOG Resources' chief executive officer and chief financial officer to that effect;

- we must have received from EOG Resources' legal counsel a favorable written legal opinion concerning specified matters; and

- there must not have been any event, change, circumstance or effect which, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on EOG Resources.

Termination of the Merger Agreement

Either we or EOG Resources may terminate the merger agreement in any of the following circumstances:

- at any time before the merger by mutual written consent of EOG Resources and Energy Search;

- if the merger has not been completed by September 30, 2001, with some exceptions;

- if a governmental entity has issued an order or taken any other action permanently prohibiting the merger agreement and no appeal is possible, with some exceptions;

- if a governmental entity has failed to issue an order or to take any other action that is necessary to fulfill the conditions to the merger and no appeal is possible, with some exceptions; or

- if our shareholders do not approve the merger agreement.

EOG Resources may terminate the merger agreement in any of the following circumstances:

- at any time if it pays us a $2 million termination fee and up to $300,000 of our expenses;

- if we breach any of our representations, warranties, covenants or obligations in a way that would not satisfy EOG Resources' conditions to closing (see "Conditions to the Merger" on page ___), although we have the ability to cure breaches in some situations; or

- if (1) our board of directors changes its recommendation of the merger or fails to call a shareholders meeting to submit the merger agreement for approval by our shareholders or (2) another acquisition proposal is received which our board recommends and submits to, or which is communicated to, our shareholders and our shareholders do not approve the merger agreement with EOG Resources.

We may terminate the merger agreement in any of the following circumstances:

- if EOG Resources breaches any of its representations, warranties, covenants or obligations in a way that would not satisfy our conditions to closing (see "Conditions to the Merger" on page ___), although EOG Resources has the ability to cure breaches in some situations; or

- if our board of directors terminates the merger agreement in connection with another acquisition proposal to comply with its fiduciary duties. If we exercise this termination right, we must pay EOG Resources a $2 million termination fee and up to $300,000 of its expenses.

Effect of Termination

If the merger agreement is terminated, the merger will be abandoned and the merger agreement will be void, except that agreements concerning confidentiality, payment of expenses and representations and warranties concerning brokers and investment bankers will remain in effect. The termination of the merger agreement will not result in liability on the part of any party or its affiliates, directors, officers or shareholders, except for payment of the termination fee and expenses, as described in "Payment of Expenses and Termination Fee" below, and except for any willful or bad faith breach of any obligations or undertakings under the merger agreement.

Payment of Expenses and Termination Fee

We will pay EOG Resources up to $300,000 of its expenses if EOG Resources terminates the merger agreement because we have breached a representation, warranty, covenant or agreement (as described above) and the breach is not cured within the periods allowed under the merger agreement.

In addition to the payment of expenses referred to above, we will pay EOG Resources a termination fee of $2 million if the merger agreement is terminated in any of the following circumstances:

- if (1) EOG Resources terminates the merger agreement because we have breached a representation or warranty in the merger agreement, (2) the breach, individually or in the aggregate, has a material adverse effect on us and (3) any of our officers knew that the representation or warranty was not true when it was made or subsequently learned that the representation or warranty was not true when it was made but failed to notify EOG Resources before it terminates the merger agreement;

- EOG Resources terminates the merger agreement because of action taken or permitted by our board of directors or our officers that results in a breach of a covenant or agreement concerning our stock, directors, officers, employees, shareholders or financial advisors;

- EOG Resources terminates the merger agreement because an intentional, reckless or negligent act of our board of directors or our officers caused Energy Search to breach a covenant or an agreement, except where the failure to perform or comply with such covenants or agreements individually or in the aggregate does not have a material adverse effect on us;

- we terminate the merger agreement in connection with another acquisition proposal and to comply with our board's fiduciary duties; or

- EOG Resources terminates the merger agreement because (1) our board of directors changes its recommendation of the merger or fails to call a shareholders meeting to submit the merger agreement for approval by our shareholders or (2) another acquisition proposal is received which our board recommends and submits to our shareholders or which is communicated to our shareholders and our shareholders do not approve the merger agreement with EOG Resources.

With respect to the first three items in the above list, we generally will have 30 days to cure a breach, if it is capable of being cured. In addition, if we have reasonably and promptly begun and diligently pursued a cure, and that cure is in progress as of the end of the 30-day period, we will have an additional 30 days to cure the breach if it is practicable to cure the breach within that additional 30-day period.

EOG Resources will pay us a termination fee of $2 million and reimburse us for up to $300,000 of our expenses if:

- we terminate the merger agreement because EOG Resources has breached a representation, warranty, covenant or agreement (as described above), and the breach is not cured within the periods allowed under the merger agreement; or

- EOG Resources terminates the merger agreement at its option.

The existence of a termination fee provision permits our board to terminate the merger agreement under certain conditions, subject to paying EOG Resources a termination fee and up to $300,000 of its expenses. However, the existence of a termination fee provision also may reduce the amount that a third party would be willing to pay to acquire our company. The amount of the termination fee was reached through arm's length negotiations with EOG Resources and was consistent with termination fees in similar transactions with which we were familiar.

Extension, Amendment and Waiver of the Merger Agreement

The merger agreement provides that EOG Resources, EOG Tennessee and Energy Search may agree to:

- extend the time for the performance of any of the obligations or other acts of the other parties to the merger agreement;

- waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement; or

- waive compliance with any of the agreements or conditions contained in the merger agreement.

Information About Energy Search

Our Business

We are an independent oil and natural gas company engaged in the exploration, development, production and acquisition of domestic oil and natural gas properties primarily in the Appalachian Basin. In 2000, approximately 95% of our production was natural gas. Our daily net paid production averaged approximately 5.6 million cubic feet equivalent per day ("MMcfed") in 2000, and currently exceeds 6.5 MMcfed. In 2000, we drilled 69 net wells and one coalbed methane well. From January 1, 2001 to May 31, 2001, we drilled 33 net wells and two coalbed methane wells.

According to the 2000 year-end reserve report prepared by Wright & Company, Inc., our independent certified petroleum engineers, as of December 31, 2000, we had proven natural gas reserves of approximately 75 billion cubic feet of gas equivalent ("Bcfe") with a pre-tax present value of proved natural gas and oil reserves discounted at the rate of 10% per year ("SEC PV-10") of approximately $154.7 million. Proven reserves have increased 17.9% for 2000 compared to the amount reported for 1999 as a direct result of successful drilling and acquisitions. SEC PV-10 proven reserve value has increased 159% for 2000 compared to 1999 due to our proven reserve growth and an increase in the price of the natural gas and oil commodities. We drill primarily developmental wells and, on occasion, step out or exploratory wells to develop new areas.

We presently focus our operations entirely in the Appalachian Basin. The Appalachian Basin is characterized by shallow natural gas formations, which historically have provided for highly predictable drilling success rates. We currently enjoy economic completion of over 90% of all wells drilled. In addition, because wells drilled in the Appalachian Basin are closer to the large demand centers in the northeastern United States, natural gas from this area typically commands a premium price relative to natural gas produced in areas such as the Gulf Coast and Mid-Continent regions of the United States.

Throughout the 1990s, we drilled an average of approximately 25 to 35 wells per year. Until February 1997, substantially all of our wells were drilled in joint ventures with Tennessee limited partnerships that we sponsored. The affiliated drilling partnerships participated primarily in development drilling in Washington, Athens and Meigs Counties, Ohio. We have drilled over 200 wells with affiliated drilling partnerships. We did not sponsor an affiliated drilling partnership in 2000 and do not expect to sponsor any in 2001 or in the foreseeable future. In 1998 we began to implement a consolidation strategy which involved acquiring the oil and gas reserves held by our affiliated drilling partnerships for cash or our stock. As of December 31, 2000, we had completed the acquisition of all oil and gas properties from the affiliated drilling partnerships.

During the last several years, we have grown primarily through developmental drilling and opportunistic acquisitions of Appalachian properties for our own account and the subsequent development, exploitation and exploration of these properties. These drilling and acquisition activities have substantially increased our reserves and production.

Before entering into the merger agreement with EOG Resources, our business plan anticipated drilling approximately 75 to 85 wells in 2001 using net cash flow, additional debt from our credit facility and other sources. From January 1 to May 31, 2001, we drilled 35 wells. Subject to restrictions placed on us by the merger agreement with EOG Resources (see "Conduct of Energy Search's Business Pending the Merger" on page __), management plans to continue drilling and development activities primarily for our own account, which should enable us to expand activities and operations.

If our revenues and net cash flows grow, we intend to expand drilling activities and continue to evaluate and execute natural gas and oil property acquisitions. However, all of our plans are subject to restrictions placed on us by the merger agreement with EOG Resources. Furthermore, because after the merger EOG Resources will be the sole shareholder of Energy Search, it will have the ability to change any or all of these plans as it sees fit.

Recent Acquisitions

In March 2000, we completed the purchase of approximately 6,500 acres of oil and gas properties from Cabot Oil & Gas Corporation. The property is contiguous to our existing field in Raleigh County, West Virginia and includes 45 producing wells and related gas gathering equipment. This acquisition has increased our production by approximately 500,000 cubic feet equivalent (500 Mcfe) per day. In connection with this financing, we issued 105,000 shares of common stock to Mirant.

Business Strategy

Before entering into the merger agreement with EOG Resources and EOG Tennessee, our objective was to grow reserves, production, cash flow and earnings through active development of existing properties and through the opportunistic acquisition of Appalachian properties with underexploited value. Fundamental to this objective was our focus on the Appalachian Basin region and our foundation of experienced technical personnel, strengthened by a high level of financial and transactional experience.

Geographic and Natural Gas Focus. We focus on natural gas in the Appalachian Basin. Unlike many exploration and production companies, we concentrate on one region and are one of only a few publicly traded companies that are natural gas producers concentrating exclusively in the Appalachian Basin. We believe this region remains attractive for future development, exploration and acquisition activities due to significant reserve potential, a well developed company infrastructure of gathering systems and pipelines and premium pricing and economics. This geographic focus has enabled us to build and utilize a base of region-specific geological, geophysical, engineering and production expertise.

The Appalachian Basin has a price advantage over the Gulf Coast and other natural gas producing regions given its proximity to the primary markets on the east coast. We believe that the demand for natural gas in the United States economy will continue to grow. Increasingly, natural gas is replacing other fossil fuels due to its efficiency and environmental characteristics. As demand for natural gas has grown, prices have increased.

Acquisition of Properties with Underexploited Value. Our acquisition strategy has been to purchase Appalachian Basin natural gas properties in order to increase reserves, production and cash flow through development and exploitation drilling and lease operating expense reduction. However, due to the proposed merger agreement, we have suspended any further acquisition activity.

Focus on Development and Exploitation with Controlled Exploration. We integrate our reservoir and production engineering expertise with our geological interpretation abilities to enhance our exploration and production business. Our ability to integrate geophysics with detailed geology, reservoir engineering and production engineering allows us to identify multiple development and exploratory prospects in mature producing fields that previous operators did not identify and to identify unexploited multiple horizon wells. We have assembled a multi-year inventory of development, exploitation and exploratory drilling opportunities in the Appalachian Basin. Most of the properties comprising this inventory are located in fields that have established production histories. Based on our experience on these properties and on independent reports from our petroleum engineers, we believe these properties could yield significant additional recoverable reserves.

Control of Operations. We operate and maintain near 100% working interest positions in each of our core properties. Consequently, we can directly control all aspects of drilling, completion and production. In addition, we seek to maintain a low cost overhead structure by controlling the timing of the development of our properties. By operating producing wells, we believe that we are well positioned to control the expenses and timing of development and exploitation of these properties and better manage cost reduction efforts.

Control of Delivery Systems. In addition to maintaining operational control of drilling activities, we operate and control the gas gathering and pipeline systems in our fields through which our production is delivered to market. We believe that this integration has allowed us not only to improve overall margins on the sale of natural gas, but also avoid shut-ins, pressure problems and/or allocation problems sometimes experienced when using third party gathering systems. We actively examine additional integration possibilities for transmission, gathering and marketing of natural gas to continue this integration of our natural gas business.

Employment of Technology. We use advanced technology in development and exploration activities to reduce drilling risks and finding costs and to prioritize our drilling prospects based on return potential. Specifically, we use GeoGraphix for determining well location, mapping and possible viability of potential leases. GeoGraphix is a leading program used for mapping reserve geology and overall reserve evaluation. We also have a proprietary database of over 25,000 wells that we have integrated into GeoGraphix, which has made the program a powerful planning tool. We have spent years developing this extensive proprietary database and have a full-time employee dedicated to accumulating and inputting data from our drilling experiences and from public and other records.

Market for Oil and Natural Gas

General. Our revenues from oil and natural gas operations depend highly on the prices of and demand for our natural gas and oil production. In 2000, prices for both natural gas and oil increased over the 1999 prices. Currently, the net average natural gas prices realized before hedge costs are approximately $4.28 per Mcfe. We have entered into a financial hedging program with respect to 4,000 MMBTU per day at a fixed price of $3.72 per MMBTU based on the TCO Appalachian Index for the period of July 1, 2000 to June 30, 2002.

The prices that we receive in any year for natural gas and oil production depend on numerous factors beyond our control. Decreases in the prices of natural gas and oil could have a negative effect on the value of our proved reserves, revenues, profitability and cash flow.

Commodity Price Risk. We produce and sell natural gas and, to a lesser extent, oil. As a result, our financial results can be significantly impacted as these commodity prices fluctuate widely in response to changing market forces. We have previously engaged in oil and gas hedging activities to realize commodity prices which management considers to be favorable. We continue to monitor oil and gas prices and may enter into additional oil and gas hedges or swaps in the future. In addition, we continue to diversify our natural gas sales contracts to include fixed rate contracts and variable price contracts to provide additional price volatility protection.

Although we are not currently experiencing any involuntary curtailments of our oil or natural gas production, future market, economic and regulatory factors may harm our ability to sell oil or natural gas production. Due to the availability of other markets and pipeline connections, we do not believe that the loss of any single oil or natural gas customer would materially harm our results of operations.

Regulation and Environmental Matters

Oil and natural gas exploration, production and related operations are subject to extensive rules and regulations of federal, state and local agencies. Failure to comply with these rules and regulations can result in substantial penalties. The regulatory burden on the oil and gas industry increases our cost of doing business and affects our profitability. Although we believe that we substantially comply with all applicable laws and regulations, because these rules and regulations frequently are changed or interpreted, we cannot predict the future cost or impact of complying with these laws.

Environmental enforcement efforts with respect to natural gas and oil operations recently have increased and we anticipate that regulation will expand and have a greater impact on future natural gas and oil operations. We cannot be sure that future laws and regulations will not harm our exploration for, and production and transmission of, oil and natural gas. Legislation and/or actions of local, state and federal governments could harm us in the future. Management believes that we have complied in all material respects with applicable regulatory requirements of the states in which we operate. We have not received a notice of a material violation or complaint concerning compliance with federal, state or local laws respecting the environment. We cannot be sure, however, that our business operations will not violate environmental laws in the future.

Competition

The oil and natural gas industry is highly competitive in all of its phases. We compete with many other companies in the search for and acquisition of oil and natural gas properties and leases for exploration and development. Our competitors include numerous independent oil and natural gas companies, major integrated oil and natural gas companies, individuals and drilling and income programs. Many of these companies have substantially greater financial, technical and other resources than we do and have been in the exploration and production business for a much longer time than we have. These companies may be able to pay more for leases on oil and natural gas properties and exploratory prospects, as well as to define, evaluate, bid for or purchase a greater number of properties and prospects than our financial or human resources permit. We expect competition among oil and natural gas companies for favorable oil and natural gas prospects to continue. We anticipate that the cost of purchasing oil and natural gas properties may increase appreciably.

Operating Hazards and Uninsured Risks

Drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered. We cannot be sure that new wells drilled by us will be productive or that we will recover all or any portion of our investment. Our future drilling activities may not be successful. Drilling for oil and natural gas may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. The cost of drilling, completing and operating wells is often uncertain. Our drilling operations may be curtailed, delayed or canceled as a result of numerous factors, many of which are beyond our control, including title problems, weather conditions, compliance with governmental requirements and/or shortages or delays in the delivery of equipment and services.

Our operations are subject to hazards and risks inherent in drilling for and producing and transporting oil and natural gas. These include fires, natural disasters, explosions, encountering formations with abnormal pressures, blowouts, craterings, pipeline ruptures and spills and/or uncontrollable flows of oil, natural gas or well fluids.

Any of the above factors could cause a loss of hydrocarbons, environmental pollution, personal injury claims and other damage to properties. We are insured against some but not necessarily all of these risks. In particular, our insurance does not cover claims relating to failure of title to oil and natural gas leases, trespass during survey acquisition or surface change attributable to seismic operations and, except in limited circumstances, losses due to business interruption. In addition, pollution and environmental risks generally are not fully insurable. The occurrence of an event that is not covered, or not fully covered, by insurance could harm our business, financial condition and results of operations.

Activities with Affiliated Drilling Partnerships

We operate approximately 277 miles of gas gathering systems which service our primary areas of operation in Ohio and West Virginia. Approximately 92 miles of the gas gathering systems were owned by a Tennessee limited partnership. In the fourth quarter of 1999, we acquired all of the limited partner interests of the partnership in exchange for shares of our preferred stock.

From 1989 to 1998, we sponsored 16 affiliated drilling partnerships. We did not sponsor an affiliated drilling partnership in 1999 or 2000 and do not plan to sponsor any partnerships in 2001. Beginning in 1998, we implemented a consolidation strategy to reacquire interests in wells from affiliated drilling partnerships for cash or shares of our stock. We have now acquired all assets of all affiliated drilling partnerships.

Properties

Title to Properties. We believe that we have satisfactory title to all of our producing properties in accordance with standards generally accepted in the oil and gas industry. As is customary in the industry in the case of undeveloped properties, we make little investigation of record title other than a preliminary review of local records at the time of acquisition. We generally investigate and receive a title opinion of legal counsel before we begin drilling operations. If title opinions or other investigations reflect title defects, we, rather than the mineral owner, typically are responsible at our expense to cure any defects. If we are unable to remedy or cure a title defect such that it would not be prudent to begin drilling operations on the property, we could suffer a loss of our entire investment in that property. Our properties are subject to customary royalty, overriding royalty, carried, net profits, working and other similar interests, liens incident to operating agreements, liens for current taxes and other burdens.

Company Natural Gas and Oil Assets. As of December 31, 2000, we partially owned and operated approximately 681 gross wells, 680 net wells to us, and owned and operated approximately 277 miles of natural gas gathering systems. We have 202,655 gross acres, 196,688 net to us, of oil and natural gas leases in Ohio and West Virginia in the heart of the Appalachian Basin. For the year ended December 31, 2000, we had net average daily paid production of approximately 5.6 MMcfed. As of the date of this proxy statement, our net paid production of natural gas exceeds 6.5 MMcfed.

Southeast Ohio (Washington, Morgan, Meigs and Athens Counties). The Simmons Field is located in Washington County and contains approximately 22,000 gross acres. This area is our largest producing field and contains a large portion of our proved undeveloped drilling locations. Secondary fields in this area are the Bartlett Field and Torch Field. Although these fields are similar in geology to the Simmons area, we do not forecast any development drilling around them.

Southern Ohio (Lawrence and Gallia Counties). Located on the southern border adjacent to Kentucky and near the border with West Virginia is an area that represents two of our major assets: Arabia Field and Greasy Ridge Field. This area, which we acquired in 1999, contains a total of 99 producing wells and approximately 40,000 acres. About half of the acreage is undeveloped.

Southern West Virginia (Raleigh and Fayette Counties). Two major fields comprise this staging area: Beaver Field and New River Field. We had an existing group of properties in the Beaver Field with about 17,000 acres and, in March 2000, we acquired approximately 8,396 acres and 45 producing wells.

The New River Field is to the northeast of Beaver Field. It shares the opportunity for multiple formations including the Ravencliff, Maxton, Big Lime, Big Injun and Weir. New River Field is less developed than the Beaver Field. Pursuant to a farm-in agreement, we control approximately 55,000 acres in the New River Field.

Coal Bed Methane Project. Beginning in 1996, we began negotiations with several large coal owners and lessees regarding the leasing of coalbed methane ("CBM") rights over an area we had identified as having CBM potential. We were able to secure the CBM rights over a mostly contiguous 30,000 acre block overlying much of the already in-place infrastructure that we maintain for our conventional oil and gas operations.

This acreage was prospective because of the combination of the following essential ingredients for successful CBM development:

- structural closure, faulting, and/or folding that cause microfracturing and enhancement of the natural cleating pattern of the coal;

- good total coal seam thickness from multiple coal seams; and

- high gas content.

Presently, management is evaluating strategies for development of our CBM project.

Gas Gathering Systems. Throughout our various fields of operation in Ohio and West Virginia, we own and operate substantially all of the pipeline and natural gas gathering systems. Substantially all of the wells that we drill and complete are connected to these natural gas gathering systems. The gas gathering systems collect the natural gas from the wells, with the majority sent through one or more compressor stations to enhance transportability and deliver it to interstate pipeline carriers.

Natural Gas and Oil Reserves. Our natural gas and oil reserves are located in Ohio and West Virginia. Proved reserves are estimated quantities of crude oil and natural gas which geological and engineering data indicate are reasonably certain to be recoverable in the future from known reservoirs under existing economic and operating conditions. Proved developed natural gas and oil reserves are proved reserves that can be expected to be recovered through existing wells using existing equipment and operating methods. Proved undeveloped reserves are proved reserves expected to be recovered from new wells on undrilled acreage, or from existing wells at depths below the present bottom of the wells.

The following table summarizes information with respect to the estimated net proved oil and natural gas reserves as reviewed, evaluated and certified by Wright & Company, Inc., independent certified petroleum engineers, attributable to our interests in oil and natural gas properties as of December 31, 2000, 1999 and 1998.

The reserve amounts in the following tables represent well interests and reserves directly owned 100% by us.

TOTAL ESTIMATED NET RESERVE QUANTITIES

	at December 31,		
	2000	**1999**	**1998**
Company – Total			
Total Proved Reserves:[1]			
Oil (Bbls)	603,793	481,238	44,554
Natural Gas (Mcf)	71,355,160	60,747,920	43,493,054
Equivalent Bbls (BOE)[2]	12,496,320	10,605,891	7,293,396
Equivalent Mcf (Mcfe)[2]	74,977,918	63,635,348	43,760,378
Total Proved Undeveloped Reserves:[1]			
Oil (Bbls)	262,895	257,067	--
Natural Gas (Mcf)	42,471,160	35,027,540	27,502,100
Equivalent Bbls (BOE)[2]	7,341,422	6,094,990	4,583,683
Equivalent Mcf (Mcfe)[2]	44,048,530	36,569,942	27,502,100
Total Proved Developed Reserves:[1]			
Oil (Bbls)	340,898	224,171	44,554
Natural Gas (Mcf)	28,884,000	25,720,380	15,990,954
Equivalent Bbls (BOE)[2]	5,154,898	4,510,901	2,709,713
Equivalent Mcf (Mcfe)[2]	30,929,388	27,065,406	16,258,278

(1)   Reserves are net to our interest. Applicable royalties and overriding royalty interests have been deducted from these volumes.

(2)   After conversion on the basis of 6.0 Mcf of natural gas to 1.0 barrel of crude oil.

Discounted Present Value of Future Net Revenues. The following table represents the estimated future net revenues and the present value of the future estimated net reserves, discounted at a rate of 10% per year, from our proved developed producing, proved developed non-producing and proved undeveloped reserves.

With respect to the table below, the estimated discounted present value future net cash flows from proved oil and gas reserves is computed assuming a constant net price of $26.00 per barrel of oil and $6.32 per Mcf of natural gas. For the fiscal year ended December 31, 2000, we received gross oil prices ranging from $21.50 to $31.50 per barrel and gross natural gas prices ranging from $1.94 to $11.11 per Mcf before royalties and gathering and transportation costs.

ESTIMATED DISCOUNTED PRESENT VALUE OF FUTURE NET CASH FLOWS FROM PROVED OIL AND NATURAL GAS RESERVES

	at December 31,		
	2000	**1999**	**1998**
Company – Total			
Proved Developed Producing			
Oil (Bbl)	210,106	224,171	44,554
Natural Gas (Mcf)	24,145,670	20,367,120	14,589,660
Proved Developed Non-Producing			
Oil (Bbl)	130,792	--	--
Natural Gas (Mcf)	4,738,330	5,353,260	1,401,294
Proved Undeveloped			
Oil (Bbl)	262,895	257,067	--
Natural Gas (Mcf)	42,471,160	35,027,540	27,502,100
Estimated Future Net Cash Flows			
Before Income Taxes			
Proved Producing	$ 117,485,900	$ 52,932,740	$ 30,863,380
Proved Non-Producing	29,461,526	13,101,276	2,452,715
Proved Undeveloped	204,939,400	79,067,480	44,136,160
Total	$ 351,886,826	$ 145,101,496	$ 77,452,255
Estimated Future Net Cash Flows			
Before Income Taxes Discounted at 10%			
Proved Producing	56,592,940	$ 26,016,110	$ 15,852,520
Proved Non-Producing	13,991,689	5,960,000	876,363
Proved Undeveloped	84,121,040	27,751,440	14,032,700
Total	$ 154,705,669	$ 59,727,550	$ 30,761,583

Estimates of our proved reserves and future cash flows are made using sales prices estimated to be in effect as of the date of the reserve estimates and are held constant throughout the life of the properties, except to the extent a contract specifically provides otherwise. Estimated quantities of proved reserves and future cash flows from them are affected by natural gas and oil prices, which have fluctuated widely in recent years.

There are many uncertainties inherent in estimating oil and natural gas reserves and their values, including many factors beyond the control of the producer. The reserve data set forth in this proxy statement represents estimates only. The significance of the estimates are highly dependent on the accuracy of the assumptions on which they were based. Reserve engineering and evaluation is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates of different engineers and geologists often vary. In addition, estimates of reserves are subject to revision by the results of drilling, testing and production after the date of the estimate. Accordingly, reserve estimates are often different from the quantities of oil and natural gas that are ultimately recovered. While we believe that reserve estimates in this proxy statement are reasonable, you should know that subsequent reservoir performance, the timing and success of future development drilling and changes in pricing structure or market demand will affect the reserve estimates.

In general, the volume of production from oil and gas properties declines as reserves are depleted. Unless we purchase properties containing proven reserves or conduct successful exploration and development activities, or both, our proven reserves will decline as reserves are produced. Our future oil and natural gas production is, therefore, highly dependent on our level of success in purchasing or developing additional reserves.

Productive Wells. The following table contains information regarding our ownership of productive wells in Ohio and West Virginia as of December 31, 2000. For purposes of this table, productive wells are producing wells and wells capable of production. A gross well is a well in which we own a working interest. The number of gross wells is the total number of wells in which we own a working interest. A net well is considered to exist when the sum of the fractional ownership interests in gross wells equals one. For example, if we had a 50% working interest in two wells, that would be considered two gross wells and one net well.

PRODUCTIVE WELL SUMMARY

Region	Oil		Natural Gas		Total	
	Gross	Net	Gross[1]	Net	Gross	Net
Ohio	54	54	512	511	566	565
West Virginia	1	1	114	114	115	115
Total	55	55	626	625	681	680

(1) Of the wells reported, 369 gross wells had multiple completions or were producing from more than one geological formation.

Production Volumes, Average Prices and Production Costs. The following table contains certain information regarding the production volumes of, average sales prices received for, and average production costs associated with, our sales of oil and natural gas for the time periods indicated.

	Year Ended December 31,		
	2000	**1999**	**1998**
Net Production:			
Oil (Bbls)	23,151	23,133	7,859
Natural Gas (Mcf)	1,921,786	1,186,863	1,045,201
Total (BOE)	343,449	220,943	182,059
Total (Mcfe)	2,060,692	1,325,661	1,092,355
Average Net Sales Price:			
Oil ($/Bbl)	$ 28.09	$ 19.73	$ 11.74
Natural Gas ($/Mcf)(1)	3.60	2.49	2.41
Average Production Lifting Cost:			
($/Mcfe)(2)	$ 0.92	$ 0.74	$ 0.61

(1) Reflects the impact of natural gas hedges which reduced the Company's 2000 average natural gas price per Mcf by $0.63.

(2) Includes direct lifting costs, such as labor, repairs and maintenance, materials and supplies, and property and severance taxes.

The production volumes in the table above reflect net production volumes from our well interests after reduction for gas pipeline shrinkage and compressor use and after reduction for landowner and overriding royalties.

Development, Exploration and Acquisition Expenditures. The following table lists information regarding the costs we incurred in the development, exploration and acquisition activities on our Ohio and West Virginia properties during the periods indicated:

	Year Ended December 31,		
	2000	**1999**	**1998**
Development Costs	$ 10,215,648	$ 6,810,971	$ 6,607,991
Exploration Costs	1,085,579	76,815	218,369
Property Acquisition Costs	2,314,460	3,221,780	4,560,556

Recent Drilling Activities. We have drilled or participated in the drilling of wells in our Ohio and West Virginia properties as listed in the table below for the periods indicated.

	Year Ended December 31,					
	2000		1999		1998	
	Gross	Net	Gross	Net	Gross	Net
Ohio						
Development Wells						
Oil	5.0	5.0	0.0	0.0	0.0	0.0
Natural Gas	41.0	40.8	21.0	21.0	16.0	15.7
Dry	3.0	3.0	2.0	2.0	0.0	0.0
Total	49.0	48.8	23.0	23.0	16.0	15.7
Exploratory Wells						
Oil	0.0	0.0	0.0	0.0	0.0	0.0
Natural Gas	0.0	0.0	1.0	1.0	0.0	0.0
Dry	0.0	0.0	0.0	0.0	0.0	0.0
Total	0.0	0.0	1.0	1.0	0.0	0.0
West Virginia						
Development Wells						
Oil	0.0	0.0	0.0	0.0	0.0	0.0
Natural Gas	13.0	13.0	13.0	13.0	4.0	4.0
Dry	4.0	4.0	1.0	1.0	0.0	0.0
Total	17.0	17.0	14.0	14.0	4.0	4.0
Exploratory Wells						
Oil	0.0	0.0	0.0	0.0	0.0	0.0
Natural Gas	1.0	1.0	1.0	1.0	0.0	0.0
Dry	0.0	0.0	0.0	0.0	0.0	0.0
Total	1.0	1.0	1.0	1.0	0.0	0.0

From January 1, 2001 to May 31, 2001, we drilled 35 wells and, as of May 31, 2001, are in the process of drilling two more.

Oil, Natural Gas and Coalbed Methane Leases. As of the date of this proxy statement, we owned or controlled oil and natural gas leasehold acres located in Athens, Gallia, Lawrence, Meigs, Morgan, Tuscarawas, Washington and Vinton Counties, Ohio, and in Fayette, Gilmer, Ritchie, Wood and Raleigh Counties, West Virginia, and coalbed methane leasehold acreage in Raleigh County, West Virginia.

The following table lists information regarding our developed and undeveloped leasehold acreage as of December 31, 2000:

LEASEHOLD ACREAGE

Region	Developed		Undeveloped		Total	
	Gross	**Net**	**Gross**	**Net**	**Gross**	**Net**
Ohio	49,786	49,279	31,834	31,834	81,620	81,113
West Virginia	28,739	28,739	92,296	86,836	121,035	115,575
Total	78,525	78,018	124,130	118,670	202,655	196,688

For purposes of the above table, developed acreage means acreage that is held by existing production, has no further drilling obligations or delay rentals due and embodies, in its aggregate, offsetting drilling locations.

Substantially all of our Ohio and West Virginia leases are subject to landowner royalties of 12.5%, an overriding royalty interest of 3% to Mirant (subject to certain limitations), and occasionally additional overriding royalty interests up to 7.5%. Thus, our net revenue interest in the Ohio and West Virginia leases generally ranges from 84.5% to 77%.

Selected Historical Financial Information

We are providing the following information to aid you in your analysis of the financial aspects of the merger. You should review the following financial information together with our audited financial statements for the years ended December 31, 2000 and 1999, and our unaudited financial statements for the three-month periods ended March 31, 2000 and 2001, copies of which are set forth in **Annex D** and **Annex E**, respectively.

Selected Historical Financial Information
(in thousands)

Consolidated Financial Information	Three Months Ended March 31 (unaudited)		Year Ended December 31 (audited)				
	2001	2000	2000	1999	1998	1997	1996
Income Statement Data:							
Revenue:							
Oil and gas sales	$2,208	$1,451	$7,559	$3,392	$2,598	$799	$289
Turnkey	-	-	-	-	67	476	882
Management fees and other revenue	68	15	74	86	215	365	271
Total revenue	2,276	1,466	7,633	3,478	2,880	1,640	1,442
Operating expenses:							
Production costs	547	384	1,907	973	661	274	171
Exploration costs	145	25	947	51	203	77	242
Depletion, depreciation, and amortization	784	800	2,644	2,511	1,546	552	375
Impairment charges	-	-	2,616	689	-	-	-
Employee stock based compensation	(198)	-	1,329	-	-	-	-
General and administrative	543	368	2,617	1,547	638	1,414	1,280
Total operating expenses	1,821	1,577	12,060	5,771	3,048	2,317	2,068
Net income (loss) from operations	455	(111)	(4,427)	(2,293)	(168)	(677)	(626)
Interest and other income (expense)	(819)	(529)	(2,230)	(1,127)	(478)	(58)	(396)
Net loss before income taxes and extraordinary item	(364)	(640)	(6,657)	(3,420)	(646)	(735)	(1,022)
Income tax benefit	-	-	-	222	236	241	417
Extraordinary item	-	-	-	-	-	-	(79)
Net loss from continuing operations	(364)	(640)	(6,657)	(3,198)	(410)	(494)	(684)
(Loss) income from operations of discontinued business segment	(35)	24	(33)	(30)	16	127	-
Loss on disposal of business segment	-	-	(168)	-	-	-	-
Net loss	(399)	(616)	(6,858)	(3,228)	(394)	(367)	(684)
Cash Flow Data:							
Net cash provided by (used in) operating activities	1,482	(292)	1,334	488	245	(1,779)	(897)
Net cash (used in) investing activities	(3,463)	(3,317)	(13,006)	($9,478)	($10,099)	($7,117)	($1,172)
Net cash provided by financing activities	3,588	3,702	14,059	9,636	8,198	11,097	2,014
Balance Sheet Data:							
Total assets	47,940	36,906	45,449	33,888	25,023	16,121	6,668
Total debt	37,811	23,184	31,714	19,742	8,882	2,175	3,495
Shareholders' equity	10,129	13,722	13,735	14,146	16,141	13,946	3,173

Market Price and Dividend Information

Our common stock is quoted on the Nasdaq SmallCap Market under the ticker symbol "EGAS." It is also traded on the Boston Stock Exchange. The following table lists the high and low sale prices for our common stock for the periods indicated, all as reported by the Nasdaq SmallCap Market:

	High	Low
1998 Calendar Year		
Quarter ended March 31	$10.25	$ 9.00
Quarter ended June 30	$11.00	$ 8.88
Quarter ended September 30	$ 9.25	$ 5.25
Quarter ended December 31	$ 6.94	$ 4.38
1999 Calendar Year		
Quarter ended March 31	$ 5.31	$ 3.69
Quarter ended June 30	$ 4.88	$ 3.75
Quarter ended September 30	$ 4.69	$ 3.81
Quarter ended December 31	$ 5.38	$ 4.00
2000 Calendar Year		
Quarter ended March 31	$ 6.63	$ 3.69
Quarter ended June 30	$ 4.88	$ 3.75
Quarter ended September 30	$ 4.69	$ 3.81
Quarter ended December 31	$ 5.38	$ 4.00
2001 Calendar Year		
Quarter ended March 31	$ 9.06	$ 5.19
Quarter through June ___	$____	$ ____

On May 22, 2001, the last trading day before announcement of the merger agreement, the closing price of Energy Search common stock as reported by Nasdaq was $7.37 per share. On June ___, 2001, the closing price of Energy Search common stock as reported on Nasdaq was $_____ per share. We urge you to obtain current market quotations before voting on the merger agreement.

We have not paid any dividends on our common stock. However, as of December 31, 2000, we had issued 1,760,640 shares of 9% redeemable convertible preferred stock on which we pay dividends quarterly. Some of these shares of preferred stock have since been converted to common stock at the option of the holder. According to terms and conditions relating to the preferred stock, at the option of Energy Search, dividends may be paid in cash or in registered common stock valued at the closing price of our common stock as of the dividend accrual date. We have elected to issue common stock in payment of accrued dividends on the 9% redeemable convertible preferred stock since the second quarter of 2000 through the first quarter of 2001. Other than dividends payable on our 9% redeemable convertible preferred stock, our senior credit facility with Mirant restricts our ability to pay dividends. In addition, the merger agreement prohibits the payment of any dividends other than regularly scheduled dividends on the 1,703,305 shares of preferred stock issued and outstanding as of the date of the merger agreement.

Our Board of Directors

Charles P. Torrey, Jr. (age 54) has been a director of Energy Search since its inception in 1990. Mr. Torrey, a founder of Energy Search, has served as Energy Search's Chief Executive Officer since 1990. Mr. Torrey's current responsibilities for Energy Search include interfacing with capital markets, development of corporate growth strategies, capital formation and financial operations. Mr. Torrey is also a registered securities representative, but presently is inactive in that capacity. In 1986, Mr. Torrey received his certification as a Certified Financial Planner from the College of Financial Planning, Denver, Colorado.

Kim A. Walbe (age 54) has been a director of Energy Search since March 1997. Mr. Walbe is an independent consultant supervising drilling and completion of wells in West Virginia, Virginia and Kentucky. Mr. Walbe prepares oil and gas reserve reports for wells in New York, Pennsylvania, West Virginia, Ohio, Kentucky and Virginia. Mr. Walbe also is involved in supervising acquisition quality control and interpretation of all forms of electric log data, including deviated well data. Mr. Walbe functions as well-site geologist in Kentucky, West Virginia and Virginia; evaluates leases in Ohio, Virginia, Pennsylvania, West Virginia, New York and Kentucky; interprets aerial photography and prepares geological structure maps from interpretations; prepares lineation/fracture/borehole television maps for Devonian Shale well site selection and prepares and delivers testimony in oil and gas litigation as an expert witness. Mr. Walbe is an Adjunct Professor of Geology at the University of Charleston. Mr. Walbe also has been a contract consultant since 1985 to the Gas Research Institute's Devonian Shale Program. Mr. Walbe is a member of the Appalachian Geological Society, American Institute of Professional Geologists, Society of Petroleum Engineers of A.I.M.E., Society of Professional Well Log Analysts and American Society for Photogrammetry and Remote Sensing.

Richard S. Cooper (age 51) has been a director of Energy Search since its inception in 1990. Mr. Cooper, a founder of Energy Search, has served as Energy Search's President since 1990, overseeing all day-to-day activities of Energy Search. Mr. Cooper received a bachelors degree and a law degree from the University of Tennessee. Mr. Cooper is licensed to practice law in the State of Tennessee and, before 1990, practiced business, securities and real estate law in Knoxville, Tennessee.

Douglas A. Yoakley (age 45), a certified public accountant, has been a director of Energy Search since March 1997. Mr. Yoakley founded Pershing & Yoakley & Associates, a multi-specialty public accounting firm with over 100 employees in three offices, including Knoxville and Chattanooga, Tennessee and Clearwater, Florida. Mr. Yoakley is a member of the American Institute of Certified Public Accountants and the Tennessee Society of Certified Public Accountants. Mr. Yoakley serves as a director for The Philadelphians, Inc., Healthcare Horizons, Inc., Camel Manufacturing, Inc. and Clinical Laboratories, Inc.

Our Management

In addition to serving as directors, Charles P. Torrey, Jr. and Richard S. Cooper serve as our Chief Executive Officer our and President, respectively. Our other key management personnel include John M. Johnston and Mitzi F. Anderson.

John M. Johnston (age 42) joined Energy Search in 1993, became Executive Vice President in 1996, and was promoted to Chief Operating Officer in January 2001. His responsibilities include managing all exploration, development, and production operations and personnel of Energy Search and oversight of the selection and evaluation of all drilling locations and producing property acquisitions. Before joining Energy Search, he was a Senior Geologist with Gulf Oil Corporation and its successor Chevron USA in the Permian basin and the Gulf of Mexico, and has worked in the Appalachian Basin since 1987. Mr. Johnston obtained his Bachelor of Science Degree in Geology from the University of Illinois at Urbana-Champaign, and continued his geologic studies in the Masters of Science program at the University of Cincinnati. He is active in several professional organizations and is the past president of both the Ohio Geological Society and the Southeastern Ohio Oil and Gas Association, where he currently serves on the Board of Trustees.

Mitzi F. Anderson (age 39) joined Energy Search as controller in 1996 and currently serves as acting Chief Financial Officer, Secretary and Treasurer. She is responsible for the coordination and overview of all financial and accounting matters of Energy Search. Before joining Energy Search, Ms. Anderson was a practicing certified public accountant with the Georgia office of a national firm.

Ms. Anderson earned a Bachelor of Business Administration in accounting from the University of Georgia in 1985.

Ownership of Principal Shareholders and Management of Energy Search

The following table sets forth information regarding beneficial ownership of Energy Search stock as of June 1, 2001 by:

- each person or other entity known by us to beneficially own more than 5% of the outstanding Energy Search common stock or preferred stock;

- each of our directors;

- each of the Chief Executive Officer and the three other most highly compensated executive officers; and

- all of our directors and executive officers as a group.

The percentage ownership is based on 4,657,722 shares of Energy Search common stock and 1,703,305 shares of preferred stock outstanding as of June 1, 2001. The number of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 and the information is not necessarily indicative of beneficial ownership for any other purpose. Under this rule, beneficial ownership includes any shares as to which the individual or entity has voting power or investment power and any shares that the individual has the right to acquire within 60 days after June 1, 2001 through the exercise of any stock option or similar right.

Charles P. Torrey, Jr., Richard S. Cooper and Robert L. Remine are the only persons known to us to own more than 5% of the outstanding shares of our common stock as of June 1, 2001. The business address of Messrs. Torrey and Copper is c/o Energy Search, Incorporated, 280 Fort Sanders West Boulevard, Suite 200, Knoxville, Tennessee 37922. Mr. Remine's business address is 122 David Lane, SW, Knoxville, Tennessee 37922. We are not aware of any person or other entity that owned more than 5% of our outstanding preferred stock as of June 1, 2001.

| Title of Class | Name | Amount and Nature of Beneficial Ownership [1] | | | |
		Sole Voting and Dispositive Power [2]	Shared Voting or Dispositive Power [3]	Total Beneficial Ownership [2][3]	Percent of Class
Convertible Preferred [4]	Charles P. Torrey, Jr.	22,273	--	22,273	1.3%
	Kim A. Walbe	--	--	--	*
	Richard S. Cooper	8,182	--	8,182	*
	Douglas A. Yoakley	10,150	6,000	16,150	*
	John M. Johnston	--	--	--	*
	Mitzi F. Anderson	--	--	--	*
	All directors and executive officers as a group	40,605	6,000	46,605	2.7%
	Robert L. Remine	12,273	--	12,273	*
Common	Charles P. Torrey, Jr.	569,896	10,662	580,558	11.9%
	Kim A. Walbe	11,000	--	11,000	*
	Richard S. Cooper	489,234	60,000	549,234	11.3%
	Douglas A. Yoakley	26,863	6,123	32,986	*
	John M. Johnston	95,000	--	95,000	2.0%
	Mitzi F. Anderson	1,808	--	1,808	*
	All directors and executive officers as a group	1,193,801	76,785	1,270,586	24.8%
	Robert L. Remine	528,324	2,400	530,724	11.4%

———————————

* Less than 1%.

(1) The numbers of shares set forth in the table are based on information provided by each person listed and include shares personally owned of record by the person and shares which, under applicable regulations, are considered to be otherwise beneficially owned by the person.

(2) With respect to common stock, these numbers include shares that may be acquired through the conversion of outstanding convertible preferred stock (see note 4 below), as well as shares that may be acquired upon the exercise of stock options or warrants granted under various company plans within 60 days after June 1, 2001. The number of shares that may be acquired through conversion of preferred stock, and the number of shares subject to stock options exercisable within 60 days after June 1, 2001 for each listed person is shown below:

	Preferred Stock Conversion	Options	Total
Mr. Torrey	22,273	207,464	229,737
Mr. Walbe	--	5,000	5,000
Mr. Cooper	8,182	197,464	205,646
Mr. Yoakley	16,150	5,170	21,320
Mr. Johnston	--	7,300	7,300
Ms. Anderson	--	--	--
All directors and executive officers as a group	46,605	422,398	469,003

In addition to the options listed above, four of the above-named persons have options that will vest immediately before the completion of the merger. Mr. Torrey has 120,000 of such options, Mr. Cooper has 90,000 of such options, Mr. Johnston has 30,000 of such options, and Ms. Anderson has 30,000 of such options.

In addition to the common stock listed above, two of the above-named persons have common stock that will be issued immediately before the completion of the merger. Mr. Johnston has 20,000 shares of such common stock and Ms. Anderson has 6,000 shares of such common stock.

(3)   These numbers include shares over which the listed person is legally entitled to share voting or dispositive power by reason of joint ownership, trust or other contract or property right, and shares held by spouses, children or other relatives over whom the listed person may have substantial influence by reason of relationship.

(4)   Immediately before completion of the merger, each share of preferred stock will automatically convert into one share of common stock, which will represent the right to receive $8.22 in the merger.

Information About EOG Resources

EOG Resources is a Delaware corporation that was organized in 1985. Together with its subsidiaries, EOG Resources explores for, develops, produces and markets natural gas and crude oil primarily in major producing basins in the United States, as well as in Canada and Trinidad and, to a lesser extent, selected other international areas. At December 31, 2000, EOG Resources' estimated net proved natural gas reserves were 3,381 billion cubic feet ("Bcf") and its estimated net proved crude oil, condensate and natural gas liquids reserves were 73 million barrels ("MMBbl"). At that date, approximately 56% of EOG Resources' reserves (on a natural gas equivalent basis) were located in the United States, 15% in Canada and 29% in Trinidad. As of December 31, 2000, EOG employed approximately 850 persons.

EOG Resources' business strategy is to maximize the rate of return on investment of capital by controlling operating and capital costs. This strategy is intended to enhance the generation of cash flow and earnings from each unit of production on a cost-effective basis. EOG Resources focuses its drilling activity toward natural gas deliverability in addition to natural gas reserve replacement and to a lesser extent crude oil exploitation. EOG Resources focuses on the cost-effective utilization of advances in technology associated with the gathering, processing and interpretation of three-dimensional seismic data, developing reservoir simulation models and drilling operations through the use of new and/or improved drill bits, mud motors, mud additives, formation logging techniques and reservoir fracturing methods. These advanced technologies are used, as appropriate, throughout EOG Resources to reduce the risks associated with all aspects of oil and gas reserve exploration, exploitation and development. EOG Resources implements its strategy by emphasizing the drilling of internally generated prospects in order to find and develop low cost reserves. EOG Resources also makes selected tactical acquisitions that result in additional economies of scale or land positions with significant additional prospects. Achieving and maintaining the lowest possible operating cost structure that is consistent with prudent and safe operations are also important goals in the implementation of EOG Resources' strategy.

EOG Resources' headquarters are located at 333 Clay Street, Suite 4200, Houston, Texas 77002. Its telephone number is (713) 651-7000.

Forward-Looking Statements

This proxy statement contains statements that are not historical facts. These statements are called "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements involve important known and unknown risks, uncertainties and other factors and can be identified by phrases using "estimate," "anticipate," "believe," "project," "expect," "intend," "predict," "potential," "future," "may," "should" and similar expressions or words.

Forward-Looking Statements With Respect to Our Business Operations

Our future results, performance or achievements may differ materially from the results, performance or achievements discussed in the forward-looking statements. There are numerous factors that could cause actual results to differ materially from the results discussed in forward-looking statements, including the impact that the following factors can have on our business and the energy resource industry in general:

- Lack of product diversity, our reliance on natural gas could place us at a disadvantage with respect to our competitors that are more diversified; this situation could arise if, for example, natural gas prices fell while other energy commodity prices rose.

- Lack of geographical diversity: due to our concentration in the Appalachian Basin, we are susceptible to regional factors that may place us at a disadvantage relative to our competitors; these regional factors include: regional disasters, such as tornadoes, floods and wind storms; or particularly harmful changes in state or local laws.

- Changes in competition and pricing environments: if competition increases in segments of the energy resource industry, larger companies with greater capital reserves and greater diversification may have more options at their disposal for handling increased competition than we do.

- Potential negative side effects stemming from our shift away from our joint ventures with affiliated drilling partnerships: as a result of this shift, our capitalization strategies have evolved and our current strategy necessarily involves pitfalls that we, being relatively new to this type of capitalization, may fail to recognize due to lack of experience.

- The timing and extent of our success in discovering, acquiring, developing and producing natural gas and oil resources.

- Risks incident to the drilling and operation of natural gas and oil wells.

- Changes in future production development costs.

- Inaccuracies inherent in modern methods of estimating underground reserves: differences between these estimates and the actual amount of reserves could impair any plans or forecasts that we made based on the estimates.

- Changes in existing energy resource industry laws or the introduction of new laws, regulations or policies that could affect our business practices: these laws, regulations or policies could impact the energy industry as a whole, or could impact only those portions of the energy resource industry in which we are currently active, for example, laws regulating natural gas; in either case, our profitability could be injured due to an industry-wide market decline or due to our inability to compete with other energy resource industry companies that are unaffected by these laws, regulations or policies.

- Changes in environmental laws and regulations could be harmful if they:

- impact the energy resource industry as a whole, causing market decline;

- impact those segments of the economy on which we rely heavily, such as natural gas; or

- are concentrated in the Appalachian Basin region, within which we conduct a large percentage of our business.

- Changes in economic conditions, including changes in interest rates, financial market performance and the energy resource industry. These types of changes can impact the economy in general, resulting in a downward trend that impacts not only our business, but all energy resource industry companies; or, the changes can impact only those parts of the economy on which we rely in a unique fashion, including, by way of example:

  - economic factors that affect our credit financing relationship with Mirant;

  - prices of relevant commodities: these prices can, of course, be affected not only by matters outside of our control, but also by matters entirely outside of the control of the United States, such as actions of the Organization of Petroleum Exporting Countries; and

  - commodity price shifts: we utilize a natural gas price hedging tactic; however, we may still be sensitive to price fluctuations despite these efforts.

- Economic factors that may affect the success of our acquisitions.

- Factors that we have discussed in previous public reports and other documents filed with the SEC.

This list provides examples of factors that could affect the results described by forward-looking statements contained in this proxy statement. However, this list is not intended to be exhaustive; many other factors could impact our business and it is impossible to predict with any accuracy which factors could result in which negative impacts. Although we believe that the forward-looking statements contained in this proxy statement are reasonable, we cannot provide you with any guarantee that the anticipated results will be achieved. All forward-looking statements in this proxy statement are expressly qualified in their entirety by the cautionary statements contained in this section and you are cautioned not to place undue reliance on the forward-looking statements contained in this proxy statement. In addition to the risks listed above, other risks may arise in the future, and we disclaim any obligation to update information contained in any forward-looking statement.

Forward-Looking Statements With Respect to the Merger

As noted throughout this proxy statement, the merger will not occur unless our shareholders approve the merger agreement. Furthermore, even if our shareholders approve the merger agreement, the merger is subject to many conditions in addition to shareholder approval. These conditions are discussed under the heading "Conditions to the Merger" beginning on page ___. Because of these conditions, we cannot assure you that the merger will occur.

Other Information

Where You Can Find More Information

We file annual, quarterly and other current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the public reference rooms of the SEC located at:

Judiciary Plaza	Citicorp Center	Seven World Trade Center
Room 1024	500 West Madison Street	13th Floor
450 Fifth Street, NW	Suite 1400	New York, New York 10048
Washington, D.C. 20549	Chicago, Illinois 60661	

Copies of these materials also can be obtained from the SEC Public Reference Section at the Washington, D.C. address noted above at prescribed rates. Information regarding the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy statements and other information regarding us. The address of the website is http://www.sec.gov.

Incorporation of Information By Reference

The SEC allows us to "incorporate by reference" information into this proxy statement. This means that we can disclose important information to you by referring you to another document we filed with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document.

All reports that Energy Search files with the SEC after the date of this proxy statement, but prior to the date of the special meeting, pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, are hereby incorporated by reference in this proxy statement. Copies of these documents (other than certain exhibits to them) are available without charge to each person to whom this proxy statement is delivered, upon written or oral request to: Energy Search, Incorporated, Attention: Richard S. Cooper, 280 Fort Sanders West Boulevard, Suite 200, Knoxville, Tennessee 37922, telephone (865) 531-6562.

Documents requested will be sent by first class mail or other equally prompt means within one business day of receipt of the request. In order to ensure timely delivery of such documents, any such request should be made by July ___, 2001.

You can also obtain any of the documents incorporated by reference in this proxy statement from the SEC through the SEC's web site (www.sec.gov) or at the SEC's addresses listed above.

Shareholder Proposals

If We Complete the Merger. If we complete the merger, we will no longer have public shareholders. Accordingly, neither our 2001 annual meeting of shareholders, nor any subsequent annual meetings, will be held.

If We Do Not Complete the Merger. If we do not complete the merger, we will hold an annual meeting of shareholders in 2001. In that case, if you are still a shareholder of record as of the record date for that meeting, you would be entitled to attend and vote at that meeting.

If we do not complete the merger and, as a result, call an annual meeting of shareholders in 2001, the deadline for submitting shareholder proposals is a reasonable time before we begin printing and mailing the proxy statement and form of proxy relating to that meeting.

Shareholder proposals intended for inclusion in the proxy statement and form of proxy statement relating to that meeting (if there is one) should be made in accordance with Rule 14a-8 under the Securities Exchange Act of 1934. All shareholder proposals should be addressed to the attention of the Secretary of Energy Search, 280 Fort Sanders West Boulevard, Suite 200, Knoxville, Tennessee 37922.

Other

We have not authorized anyone to give any information or to make any representation other than contained in this proxy statement in connection with the merger and related transactions. If anyone gives any information or makes representations, you must not regard it as having been authorized by us or EOG Resources. The delivery of this proxy statement shall not under any circumstances, create an implication that there has been no change in the facts set forth in this proxy statement since the date of this proxy statement. This proxy statement does not constitute an offer or a solicitation to buy securities where, or to any person to whom, it is unlawful to make an offer or solicitation.

ANNEX A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

EOG RESOURCES, INC.,

EOG TENNESSEE

AND

ENERGY SEARCH, INCORPARATED

DATED AS OF

MAY 23, 2001

TABLE OF CONTENTS

ARTICLE V
ADDITIONAL AGREEMENTS

ARTICLE VI
CONDITIONS PRECEDENT

ARTICLE VII
TERMINATION AND AMENDMENT

ARTICLE VIII
GENERAL PROVISIONS

AGREEMENT AND PLAN OF MERGER, dated as of May 23, 2001 (this "Agreement"), by and among EOG Resources, Inc., a Delaware corporation ("Parent"), EOG Tennessee, Inc., a Tennessee corporation and a direct wholly owned subsidiary of Parent ("Merger Sub"), and Energy Search, Incorporated, a Tennessee corporation (the "Company").

W I T N E S S E T H:

WHEREAS, the Boards of Directors of Parent and the Company deem it advisable and in the best interests of each corporation and its respective shareholders that Parent and the Company engage in a business combination in order to advance the long-term strategic business interests of Parent and the Company;

WHEREAS, the combination of Parent and the Company shall be effected by the terms of this Agreement through the merger as outlined below; and

WHEREAS, in furtherance thereof, the respective Boards of Directors of Parent and the Company have approved the Merger (as defined below), upon the terms and subject to the conditions set forth in this Agreement, pursuant to which each (i) share of common stock, no par value, of the Company ("Company Common Stock") issued and outstanding immediately prior to the Effective Time (as defined below), other than shares owned or held directly or indirectly by Parent or any wholly owned subsidiary of Parent or directly or indirectly by the Company, will be converted into the right to receive cash as set forth in Section 1.8(a) and (ii) share of Preferred Stock, no par value, of the Company ("Company Preferred Stock") issued and outstanding immediately prior to the Effective Time, other than shares owned or held directly or indirectly by Parent or directly or indirectly by the Company, will be converted into the right to receive cash as set forth in Section 1.8(b);

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I
THE MERGER; CERTAIN RELATED MATTERS

1.1   The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Tennessee Business Corporation Act (the "TBCA"), Merger Sub shall be merged with and into the Company at the Effective Time (the "Merger"). Following the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the "Surviving Corporation"). The name of the Surviving Corporation shall be "Energy Search, Incorporated."

1.2   Closing. Upon the terms and subject to the conditions set forth in Article VI and the termination rights set forth in Article VII, the closing of the Merger (the " Closing") will take place on the first Business Day after the satisfaction or waiver (subject to applicable law) of the conditions (excluding conditions that, by their nature, cannot be satisfied until the Closing Date) set forth in Article VI, unless this Agreement has been theretofore terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto (the actual time and date of the Closing being referred to herein as the "Closing Date"). The Closing shall be held at the offices of Fulbright & Jaworski L.L.P., 1301 McKinney, Suite 5100, Houston, Texas 77010, unless another place is agreed to in writing by the parties hereto.

1.3   Effective Time. As soon as practicable following the satisfaction or waiver (subject to applicable law) of the conditions set forth in Article VI, at the Closing the parties shall (i) file a certificate of merger (the "Certificate of Merger") in such form as is required by and executed in accordance with the relevant provisions of the TBCA and (ii) make all other filings or recordings required under the TBCA. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Tennessee or at such subsequent time as Parent and the Company shall agree and as shall be specified in the Certificate of Merger (the date and time the Merger becomes effective being the "Effective Time").

1.4   Effects of the Merger. At and after the Effective Time, the Merger will have the effects set forth in the TBCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall be vested in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.5   Charter. Charter of the Company, as in effect immediately prior to the Effective Time, shall be the charter of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable law.

1.6   Bylaws. The bylaws of the Company, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

1.7   Directors and Officers of the Company After the Effective Time. From and after the Effective Time, the officers and directors of Merger Sub shall be the officers and directors of the Surviving Corporation, in each case until their respective successors are duly elected and qualified. At the Closing, the Company shall deliver to the Parent evidence reasonably satisfactory to Parent of the resignations of (i) the directors and officers of the Company and (ii) all employees of the Company having employment agreements with the Company, May 23, 2001 all such resignations to become effective at the Effective Time.

1.8   Effect on Capital Stock. (a) At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock owned by Parent or Merger Sub or any wholly owned subsidiary of Parent or Merger Sub or held by the Company, all of which shall be canceled as provided in Section 1.8(d)), shall be converted into the right to receive $8.22 in cash (the " Common Price").

(b)   At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of Company Preferred Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Preferred Stock owned by Parent or Merger Sub or any wholly owned subsidiary of Parent or Merger Sub or held by the Company, all of which shall be canceled as provided in Section 1.8(d)), shall be converted into the right to receive $8.22 in cash (the "Preferred Price", and together with the Common Price, the " Merger Consideration").

(c)   As a result of the Merger and without any action on the part of the holders thereof, at the Effective Time, all Company Stock Options (as defined in Section 3.2(b)(i)) and all shares of Company Common Stock and Company Preferred Stock shall cease to be outstanding and shall be canceled and retired and shall cease to exist, and each holder of a certificate or other instrument which immediately prior to the Effective Time represented any such Company Stock Options or shares of Company Common Stock or Company Preferred Stock (each a " Certificate") shall thereafter cease to have any rights with respect to such Company Stock Options or shares of Company Common Stock or Company Preferred Stock, as the case may be, except as provided herein or by law.

(d)   Each share of Company Common Stock and each share of Company Preferred Stock issued and owned by Parent or Merger Sub or by any wholly owned subsidiary of Parent or Merger Sub or held by the Company at the Effective Time shall, by virtue of the Merger, cease to be outstanding and shall be canceled and retired and no Merger Consideration or other consideration shall be delivered in exchange therefor.

(e)   At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock, no par value, of Merger Sub issued and outstanding immediately prior to the Effective Time, shall be converted into one validly issued, fully paid and non-assessable share of common stock, no par value, of the Surviving Corporation.

1.9   Certain Adjustments. Except as provided below, if between the date of this Agreement and the Effective Time, the outstanding Company Common Stock or Company Preferred Stock shall have been changed into a different number of shares or different class by reason of any issuance, reclassification, recapitalization, stock split, split-up, combination or exchange of shares or a stock dividend or dividend payable in any other securities shall be declared with a record date within such period, or any similar event shall have occurred, the Common Price and the Preferred Price, as the case may be, shall be appropriately adjusted to provide to each holder of Company Common Stock and Company Preferred Stock, as the case may be, the same economic effect, in the aggregate, as contemplated by this Agreement prior to such event. Notwithstanding the foregoing, there will be no adjustment in dollar amount per share for any dividend on the Company Preferred Stock that is permitted to be paid under Section 4.1(a)(i) hereof.

1.10   Dissenter's Rights. Notwithstanding anything in this Agreement to the contrary, any shares of Company Common Stock or Company Preferred Stock outstanding immediately prior to the Effective Time and held by a holder who has properly exercised the holder's appraisal rights in accordance with Section 48-23-202 of the TBCA or any successor provision ("Dissenting Shares"), shall not be converted into the right to receive the Merger Consideration, unless and until such holder fails to perfect or effectively withdraws or otherwise loses his right to appraisal and payment under the TBCA. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses his right to appraisal, such Dissenting Shares shall thereupon be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration to which such holder is entitled, without interest or dividends thereon. Any amounts paid to holders of Dissenting Shares in an appraisal proceeding will be paid by the Surviving Corporation out of its own funds and will not be paid, directly or indirectly, by Parent.

ARTICLE II
EXCHANGE FUND

2.1 **Exchange Fund.** At or before the Effective Time, Parent or Merger Sub shall deposit in immediately available funds with the exchange agent for the Company Preferred Stock and the Company Common Stock selected by Parent and reasonably acceptable to the Company (the "Exchange Agent") an amount equal to the sum of (i) the product of (A) the number of shares of Company Common Stock issued and outstanding at the Effective Time (reduced by the sum of the number of shares owned by Parent, Merger Sub, any other wholly owned subsidiary of Parent or Merger Sub or the Company) and (B) the Common Price; (ii) the product of (A) the number of shares of Company Preferred Stock issued and outstanding at the Effective Time (reduced by the number of shares owned by Parent, Merger Sub, any other wholly owned subsidiary of Parent or Merger Sub or the Company) and (B) the Preferred Price; and (iii) the aggregate amount payable to holders of Company Stock Options in accordance with Section 2.3 hereof (such amount being hereinafter referred to as the "Exchange Fund"). Out of the Exchange Fund, the Exchange Agent shall, and Parent shall cause the Exchange Agent to, pursuant to irrevocable instructions, make the payments referred to in Section 1.8 hereof; this Section 2.1 and Section 2.3. The Exchange Agent may invest portions of the Exchange Fund as Parent directs. Any net profit resulting from, or interest or income produced by, such investments shall be payable to Parent. Parent shall replace any monies lost through any investment made pursuant to this Section 2.1 and if the money deposited is insufficient for any other reason, Parent shall deposit monies to make the required payments. Any amount remaining in the Exchange Fund after one year after the Effective Time may be refunded to Parent at its option; provided, however, that Parent shall thereafter be liable for the cash payments required by Sections 1.8(a), 1.8(b) and 2.3 hereof and this Section 2.1.

2.2 **Exchange Procedures.** As promptly as practicable after the Effective Time, the Exchange Agent shall mail and make available to each record holder, as of the Effective Time, of an outstanding Certificate or Certificates, which prior thereto represented shares of Company Common Stock or Company Preferred Stock, a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such Certificate or Certificates shall pass, only upon proper delivery of such Certificate or Certificates to the Exchange Agent) and instructions for use in effecting the surrender of such Certificate or Certificates for payment therefor. Upon surrender to the Exchange Agent of such Certificate or Certificates, together with such letter of transmittal, duly executed, the Exchange Agent shall, and the Parent shall cause the Exchange Agent to, promptly pay out to the Persons entitled thereto the amount determined by multiplying the number of shares of Company Common Stock represented by the Certificate or Certificates so surrendered by the Common Price or by multiplying the number of shares of Company Preferred Stock represented by the Certificate or Certificates so surrendered by the Preferred Price. No interest will be paid or accrued on the cash payable upon the surrender of the Certificate or Certificates. If payment is to be made to a Person other than the one in whose name the Certificate surrendered is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the Person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of the Certificate surrendered or establish to the reasonable satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this Section 2.2, the Certificate or Certificates which immediately prior to the Effective Time represented issued and outstanding shares of (a) Company Common Stock (except for Certificates representing Dissenting Shares) shall represent for all purposes the right to received in cash the amount determined by multiplying the number of shares of Company Common Stock represented by such Certificate or Certificates by the Common Price and (b) Company Preferred Stock (except for Certificates representing Dissenting Shares) shall represent for all purposes the right to receive in cash the amount determined by multiplying the number of shares of Company Preferred Stock represented by such Certificate or Certificates by the Preferred Price.

   2.3   Payment for Options. As promptly as practicable after the Effective Time, the Exchange Agent shall pay to each holder of a Company Stock Option, whether or not then exercisable, an amount in cash equal to the product of (i) the amount by which the Common Price exceeds the exercise price per share subject to the Company Stock Option, and (ii) the number of shares subject to the Company Stock Option.

   2.4   No Liability.   None of Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

   2.5   Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect to the Company Stock Option or shares of Company Common Stock or Company Preferred Stock formerly represented thereby.

   2.6   Withholding Rights. Each of the Surviving Corporation and Parent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock or Company Preferred Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Surviving Corporation or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock or Company Preferred Stock, in respect of which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be.

   2.7   Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

   2.8   Stock Transfer Books. The stock transfer books of the Company shall be closed immediately upon the Effective Time and there shall be no further registration of transfers of Company Stock Options or shares of Company Common Stock or Company Preferred Stock thereafter on the records of the Company. On or after the Effective Time, any Certificates presented to the Exchange Agent or Parent for any reason shall be converted into the Merger Consideration with respect to the Company Stock Options or shares of Company Common Stock or Company Preferred Stock formerly represented thereby.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

3.1 **Representations and Warranties of Parent.** Parent represents and warrants to the Company as follows:

(a) <u>Organization, Standing and Power</u>. Parent is duly organized, validly existing and in good standing under the laws of the State of Delaware. The copies of the Restated Certificate of Incorporation and Bylaws, in each case as amended, of Parent and the Articles of Incorporation and Bylaws, in each case as amended, of Merger Sub, which were previously furnished or made available to the Company are true, complete and correct copies of such documents as in effect on the date of this Agreement. Parent owns all of the issued and outstanding shares of capital stock of Merger Sub.

(b) <u>Authority; No Conflicts</u>.

(i) Parent has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent. This Agreement has been duly executed and delivered by Parent and constitutes a valid and binding agreement of Parent, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(ii) The execution and delivery of this Agreement by Parent and Merger Sub does not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby will not, conflict with, or result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under: (A) any provision of the Restated Certificate of Incorporation and Bylaws, in each case as amended, of Parent or any similar governing documents of any material Subsidiary of Parent, or (B) any loan or credit agreement, note, mortgage, bond, indenture, lease, benefit plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or Merger Sub or their respective properties or assets.

(iii) No consent, approval, order or authorization of, or registration, declaration or filing with, any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other authority thereof, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority (a " <u>Governmental Entity</u>"), is required by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement by Parent or Merger Sub or the consummation of the Merger and the other transactions contemplated hereby.

(c)   Information Supplied.

(i)   None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Proxy Statement (as defined in Section 5.1) will, on the date it is first mailed to Company shareholders or at the time of the Company Shareholders Meeting (as defined in Section 5.1), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii)   Notwithstanding the foregoing provisions of this Section 3.1(c), no representation or warranty is made by Parent with respect to statements made or incorporated by reference in the Proxy Statement based on information supplied by the Company for inclusion or incorporation by reference therein.

(d)   Brokers or Finders. No agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker's or finder's fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement, based upon arrangements made by or on behalf of Parent.

3.2   Representations and Warranties of the Company. Except as set forth in the Company Disclosure Schedule delivered by the Company to Parent prior to the execution of this Agreement (the " Company Disclosure Schedule") (each section of which qualifies the correspondingly numbered representation and warranty or covenant), or in the Company's Form 10-KSB for the year ended December 31, 2000 and any report filed by the Company with the Securities and Exchange Commission (the "SEC") subsequent thereto and on or prior to the date of this Agreement, the Company represents and warrants to Parent as follows:

(a)   Organization, Standing and Power; Subsidiaries.

(i)   Each of the Company and each of its Subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary. The copies of the Articles of Incorporation and By-Laws of the Company which were previously furnished or made available to Parent are true, complete and correct copies of such documents as in effect on the date of this Agreement.

(ii)   The Company Disclosure Schedule sets forth a complete and accurate list of the Company's Subsidiaries. All the outstanding shares of capital stock of, or other equity interests in, each such Subsidiary have been validly issued and are fully paid and non-assessable and are, except as set forth in the Company Disclosure Schedule, owned directly or indirectly by the Company, free and clear of all Liens and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests), except for restrictions imposed by applicable securities laws and except for liens and restrictions that would not, in the aggregate, have a Material Adverse Effect on the Company. Except as set forth in the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity (other than Subsidiaries).

(b)   Capital Structure.

(i)   As of the date hereof, the authorized capital stock of the Company consisted of: (A) 25,000,000 shares of Company Common Stock, of which 4,657,722 shares were issued and outstanding and no shares were held in the treasury of the Company; and (B) 5,000,000 shares of Company Preferred Stock, of which 1,703,305 shares were issued and outstanding and no shares were held in the treasury of the Company. All issued and outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and non-assessable and free of any preemptive rights. As of the date hereof, there are outstanding no options, warrants, convertible securities or other rights of the Company other than options and other rights to acquire capital stock of the Company representing in the aggregate the right to purchase 2,098,424 shares of Company Common Stock (collectively, the "Company Stock Options") under the plans listed in Section 3.2 of the Company Disclosure Schedule (the "Company Stock Option Plans"). Section 3.2(b) of the Company Disclosure Schedule sets forth a complete and correct list, as of the date hereof, of the number of shares of Company Common Stock subject to Company Stock Options or other rights to purchase or receive Company Common Stock granted under any Company Benefit Plan (as defined below) or otherwise, the holders of such Company Stock Options or other rights, the dates of grant and the exercise prices thereof. The Company Disclosure Schedule sets forth a complete and accurate list of each Subsidiary of the Company and the number of authorized, issued and outstanding shares of capital stock of each of such Subsidiary. Immediately prior to the Effective Time, the capital stock of the Company will be as set forth in the first sentence hereof, except for shares of Company Preferred Stock outstanding on the date hereof that may be converted to Company Common Stock prior to the Effective Time.

(ii)   No bonds, debentures, notes or other indebtedness of the Company having the right to vote on any matters on which holders of capital stock of the Company may vote are issued or outstanding.

(iii)   Except as otherwise set forth in this Section 3.2(b), as of the date of this Agreement, there are no, and immediately prior to the Effective Time there will be no, securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, shares of capital stock or other voting securities of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. As of the date of this Agreement, there are no, and immediately prior to the Effective Time, there will be no, outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries.

(c)   Authority; No Conflicts.

(i)   The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby, subject in the case of the consummation of the Merger to the adoption of this Agreement by the Required Company Vote (as defined in Section 3.2(g)). The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject in the case of the consummation of the Merger to the adoption of this Agreement by the Required Company Vote. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(ii)   The execution and delivery of this Agreement by the Company does not, and the consummation by the Company of the Merger and the other transactions contemplated hereby will not, conflict with, or result in a Violation pursuant to: (A) any provision of the Articles of Incorporation or By-laws of the Company or any similar governing documents of any Subsidiary of the Company, or (B) except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company, any loan or credit agreement, note, mortgage, bond, indenture, lease, benefit plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any Subsidiary of the Company or their respective properties or assets.

(iii)   No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to the Company or any Subsidiary of the Company in connection with the execution and delivery of this Agreement by the Company or the consummation of the Merger and the other transactions contemplated hereby, except for those required under or in relation to the Exchange Act, the NASDAQ Stock Market, the Boston Stock Exchange, any environmental approvals, any state securities and takeover laws and any other such approvals that would not have a Material Adverse Effect on the Company and except for routine consents, approvals, orders, authorizations, registrations, declarations and filings that are customarily sought or made following the closing of transactions of the type contemplated hereby.

(d)   Reports and Financial Statements.

(i)   The Company has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents required to be filed by it with the SEC since January 1, 1997 (collectively, including all exhibits thereto, the " Company SEC Reports"). None of the Company SEC Reports, as of their respective dates (and, if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the financial statements (including the related notes) included in the Company SEC Reports presents fairly, in all material respects, the consolidated financial position and consolidated results of operations and cash flows of the Company [and its consolidated Subsidiaries] as of the respective dates or for the respective periods set forth therein, all in conformity with United States generally accepted accounting principles ("GAAP") consistently applied during the periods involved except as otherwise noted therein, and subject, in the case of the unaudited interim financial statements, to the absence of notes and normal year-end adjustments that have not been and are not expected to be material in amount.

(ii)   Except as disclosed in the Company SEC Reports filed prior to the date hereof, since March 31, 2001, the Company and its Subsidiaries have not incurred any liabilities that are of a nature that would be required to be disclosed on a balance sheet of Parent and its Subsidiaries or the footnotes thereto prepared in conformity with GAAP, other than liabilities incurred in the ordinary course of business.

(iii)   Included in the Company Disclosure Schedule is an unaudited balance sheet reflecting the financial condition, as of March 31, 2001, of the Company and its consolidated Subsidiaries as filed in the Company's Quarterly Report on Form 10-QSB for the period ended March 31, 2001, (the "March 2001 Balance Sheet"). The March 2001 Balance Sheet was prepared in conformity with GAAP, consistently applied, except for the absence of notes thereto and normal year-end adjustments that are not expected to be material in amount. Except as reflected on the March 2001 Balance Sheet, and except as incurred in the ordinary course of business since such date, the Company has no liabilities or obligations of any kind (whether accrued, absolute, contingent, unliquidated, civil, criminal or otherwise and whether due or to become due), whether or not any such liability or obligation would have been required to be disclosed on a balance sheet in accordance with GAAP.

(e)   Information Supplied.

(i)   None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement will, on the date it is first mailed to the Company shareholders or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act.

(ii)   Notwithstanding the foregoing provisions of this Section 3.2(e), no representation or warranty is made by the Company with respect to statements made in the Proxy Statement based on information supplied by Parent or Merger Sub for inclusion or incorporation by reference therein.

(f)   Board Approval. The Board of Directors of the Company, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way (the " Company Board Approval"), has, subject to its fiduciary duties, duly (i) determined that this Agreement and the Merger are advisable and are fair to and in the best interests of the Company and its shareholders, (ii) approved this Agreement and the Merger, and (iii) recommended that the shareholders of the Company adopt this Agreement and approve the Merger, and directed that this Agreement and the transactions contemplated hereby (including the Merger) be submitted for consideration by the Company's shareholders at the Company Shareholders Meeting. The Company Board Approval constitutes approval of this Agreement and the Merger for purposes of Section 48-21-104 of the TBCA. To the knowledge of the Company, except for Section 48-103-201 *et seq.* of the TBCA (which has been rendered inapplicable), no state takeover statute is applicable to this Agreement, the Merger or the other transactions contemplated hereby or thereby.

(g)   Vote Required.   The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock and Company Preferred Stock each voting separately as a class to adopt this Agreement and approve the Merger (the " Required Company Vote") are the only votes of the holders of any class or series of the Company capital stock necessary to adopt this Agreement and approve the Merger and the other transactions contemplated hereby.

(h)   Litigation; Compliance with Laws.

(i)   There are no Actions pending or, to the knowledge of the Company, threatened, against or affecting the Company or any Subsidiary of the Company, nor are there any judgments, decrees, injunctions, rules or orders of any Governmental Entity or arbitrator outstanding against the Company or any Subsidiary of the Company.

(ii)   The Company and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for and material to the operation of the businesses of the Company and its Subsidiaries, taken as a whole (the "Company Permits"). Except as disclosed in the Company Disclosure Schedule, the Company and its Subsidiaries are in compliance in all material respects with the terms of the Company Permits. Except as disclosed on the Company Disclosure Schedule, neither the Company nor its Subsidiaries is in violation of, and the Company and its Subsidiaries have not received any notices of violations with respect to, any laws, ordinances or regulations of any Governmental Entity.

(i)   Absence of Certain Changes or Events.   Except for liabilities incurred in connection with this Agreement or the transactions contemplated hereby, and except as permitted by Section 4.1, since March 31, 2001, (i) the Company and its Subsidiaries have conducted their business only in the ordinary course and (ii) there has not been any action taken by the Company or any of its Subsidiaries during the period from March 31, 2001 through the date of this Agreement that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 4.1. Since March 31, 2001, there have not been any changes, circumstances or events which, individually or in the aggregate, have had, or would reasonably be expected to have, a Material Adverse Effect on the Company.

(j)   Environmental Matters.

(i)   No notice, notification, demand, request for information, citation, summons, complaint or order has been received by, and no investigation, action, claim, suit, proceeding or review is pending or, to the knowledge of the Company or any of its Subsidiaries, threatened by any Person against, the Company or any of its Subsidiaries, and no penalty has been assessed against the Company or any of its Subsidiaries, in each case, with respect to any matters relating to or arising out of any Environmental Law; the Company and its Subsidiaries are and have been in compliance with all Environmental Laws; there are no liabilities of or relating to the Company or any of its Subsidiaries relating to or arising out of any Environmental Law of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances which would reasonably be expected to result in such a liability; and there has been no environmental investigation, study, audit, test, review or other analysis conducted of which the Company has knowledge in relation to the current or prior business of the Company or any of its Subsidiaries or any property or facility now or previously owned, leased or operated by the Company or any of its Subsidiaries which has not been previously delivered to Parent.

(ii)   The Company is not aware of any facts or circumstances that, under applicable existing Environmental Laws will require the Company to make capital improvements to any of its Oil and Gas Interests or other assets or material changes in the operation of its business subsequent to the date of this Agreement in order to remain in compliance with Environmental Laws because of any existing condition of its Oil and Gas Interests or other assets.

(iii)   There are no underground storage tanks located on any of the Company's Oil and Gas Interests or other assets, and there is no asbestos or asbestos containing material in or on any of the Company's Oil and Gas Interests or other assets.

(k)   Intellectual Property. Except as disclosed in the Company Disclosure Schedule, (i) the Company and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property used in and necessary for the conduct of its business as currently conducted; (ii) the use of any Intellectual Property by the Company and its Subsidiaries does not infringe on or otherwise violate the rights of any Person and is in accordance with any applicable license pursuant to which the Company or any Subsidiary acquired the right to use any Intellectual Property; (iii) to the knowledge of the Company, no Person is challenging, infringing on or otherwise violating any right of the Company or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to the Company or its Subsidiaries; and (iv) neither the Company nor any of its Subsidiaries has received any written notice or otherwise has knowledge of any pending claim, order or proceeding with respect to any Intellectual Property used by the Company and its Subsidiaries and to its knowledge no Intellectual Property owned and/or licensed by the Company or its Subsidiaries is being used or enforced in a manner that would reasonably be expected to result in the abandonment, cancellation or unenforceability of such Intellectual Property.

(l)   Brokers or Finders. No agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker's or finder's fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement, based upon arrangements made by or on behalf of the Company except First Union Securities and McDonald Investments, Inc., whose fees and expenses will be paid by the Company in accordance with the Company's agreement with such firm, a copy of which has been provided to Parent.

(m)   Opinion of the Company Financial Advisor. The Company has received an opinion of First Union Securities, dated the date of this Agreement, to the effect that, as of such date, the Common Price and the Preferred Price are fair, from a financial point of view, to the holders of Company Common Stock and Company Preferred Stock, respectively, a copy of which opinion will promptly be provided to Parent.

(n)   Taxes. All Federal, state, local and foreign Tax Returns required to be filed by Company and its Subsidiaries have been timely filed and are complete and correct in all material respects. All Taxes shown on such Tax Returns as being due or claimed to be due from Company and its Subsidiaries have been paid other than those being contested in good faith and by appropriate proceedings timely instituted and diligently pursued which are set forth on the Company Disclosure Schedule and for which adequate reserves have been established on the books and records of the Company and its Subsidiaries, as the case may be, in accordance with GAAP and no other Taxes are due or payable by the Company with respect to items or periods covered by such Tax Returns (whether or not reportable on such Tax Returns) or with respect to any periods prior to the date of this Agreement. None of the Company's Oil and Gas Interests or other assets is subject to any tax partnership agreement or provisions requiring a partnership income tax return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code or similar provisions of state income Tax law. A timely and valid election out of Subchapter K of

Chapter 1 of Subtitle A of the Code and a corresponding election under applicable state income Tax law has been made with respect to any of the Company's assets that are subject to any arrangement that could be treated as a partnership for federal or state income Tax purposes. The Company has made a timely and valid election to currently expense intangible drilling costs pursuant to section 263(c) of the Code and section 1.612-4(a) of the United States Treasury regulations. The Company is not a party to any Tax sharing or Tax allocation agreement and is not liable for and has not assumed liability for Taxes of any other person under contract. Except as set forth in the Company Disclosure Schedule, the Tax Returns of the Company have never been audited by any Governmental Entity, nor is any such audit in process, pending or threatened, formally or informally. No deficiencies exist or have been asserted with respect to Taxes of the Company. The Company is neither a party to any action or proceeding for assessment or collection of Taxes. No waiver or extension of any statute of limitations is in effect with respect to any Taxes of the Company. The Company and each of its subsidiaries have complied in all material respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes and have in all respects timely withheld from employee wages and paid over such tax to the appropriate taxing authority.

        (o)   <u>Agreements, Contracts and Commitments</u>.

        (i)   The Company Disclosure Schedule sets forth a true, complete and correct list of all the following agreements, arrangements or understandings, whether written or oral, to which the Company or any of its Subsidiaries is a party: (A) agreements relating to indebtedness for borrowed money (whether incurred, assumed, guaranteed, secured by any asset or otherwise) for amounts in excess of $25,000; (B) agreements for the lease of real or personal property to or from any Person with lease payments in excess of $25,000 per year; (C) partnership agreements, joint venture agreements or other similar agreements relating to similar business arrangements; (D) confidentiality or noncompetition agreements other than with respect to confidentiality agreements entered into in the ordinary course of business for the benefit of the Company's or its Subsidiaries' vendors or customers; (E) profit sharing, stock option, stock purchase, stock appreciation, deferred compensation, severance, or other plans or arrangements for the benefit of current or former employees or directors of the Company and its Subsidiaries; (F) collective bargaining or similar agreements; (G) agreements for the employment or retention of any individual on a full-time, part-time, consulting, or other basis not terminable on less than thirty (30) days notice without penalty or cost; (H) agreements under which it has advanced or loaned any amount in excess of $5,000 to any of the employees or affiliates of the Company, except for reimbursable business expenses (as determined in accordance with the Company's established employee reimbursement policies and consistent with past practices); (I) agreements for the purchase or receipt of materials, software, supplies, goods, services, equipment or other assets that provide for either annual or aggregate payments by the Company or its Subsidiaries of $25,000 or more (other than Hydrocarbon Agreements); (J) sales, distribution, vendor or other similar agreements or arrangements providing for the sale, transfer or barter by the Company or its Subsidiaries of materials, supplies, goods, services, equipment, or other assets that provide for either annual or aggregate payments to the Company of $25,000 or more (other than Hydrocarbon Agreements); (K) agreements or term sheets relating to the acquisition or disposition of any business or assets of the Company (whether by merger, sale of stock, sale of assets or otherwise), excluding documentation relating to this Agreement and agreements or term sheets in existence prior to December 31, 1999; (L) Hydrocarbon Agreements; (M) agreements containing any "area of mutual interest" or other similar provision; and (N) other agreements which are material to the Company (collectively the "<u>Company Material Agreements</u>").

(ii)   The Company has delivered, or made available for copying at its offices in Knoxville, Tennessee or Marietta, Ohio, to Parent a true, complete and correct copy of each Company Material Agreement.

(iii)   Each Company Material Agreement is in full force and effect, has not been modified or amended and constitutes the legal, valid and binding obligation of the Company or its Subsidiaries, as the case may be, enforceable in accordance with its terms and will continue to be so on identical terms immediately following the consummation of the transactions contemplated by this Agreement, and the Company or its Subsidiaries, as the case may be, are not in default under any of such agreements, nor has any event or circumstance occurred that, with notice or lapse of time or both, would constitute any event of default by the Company or its Subsidiaries, as the case may be. No other party to any of the Company Material Agreements (A) is, to the knowledge of the Company, in default in the performance of any covenant or obligation to be performed by it pursuant to any such Company Material Agreement or (B) has given notice that it intends to terminate, or alter in any way adverse to the Company, its performance under such Company Material Agreement. Except as set forth in the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any contract, agreement or arrangement which provides for payments in the event of a change of control.

(iv)   Except as set forth on the Company Disclosure Schedule and as approved by Parent pursuant to Section 4.1(a), there are no outstanding authorities for expenditures or AFEs or other commitments to make capital expenditures binding on the Company or any of its Subsidiaries that could reasonably be anticipated to individually require expenditures by the Company or its Subsidiaries after the date hereof in excess of $50,000.

(p)   Employee Benefit Plans.

(i)   The Company Disclosure Schedule contains a true and complete list of each deferred compensation and each bonus or other incentive compensation, stock purchase, stock option and other equity compensation or ownership plan, program, agreement or arrangement, each severance or termination pay, medical, surgical, hospitalization, life insurance and other "welfare" plan, fund or program (within the meaning of Section 3(1) of ERISA); each profit-sharing, stock bonus or other "pension" plan, fund or program (within the meaning of Section 3(2) of ERISA); each employment, retention, consulting, termination or severance agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by the Company or by any trade or business, whether or not incorporated (a "Company ERISA Affiliate"), that, together with the Company would be deemed a "single employer" within the meaning of Section 4001(b) of ERISA, or to which the Company or a Company ERISA Affiliate is party, whether written or oral, for the benefit of any employee or director or former employee or director (or any of their respective beneficiaries), of the Company or any of its Subsidiaries (the "Company Benefit Plans").

(ii)   With respect to each Company Benefit Plan, the Company has heretofore delivered or made available to Parent true and complete copies of each of the following documents: (A) a copy of the Company Benefit Plan and any amendments thereto; (B) a copy of the two most recent annual reports on Internal Revenue Service Form 5500 and actuarial reports, if required under ERISA; (C) a copy of the most recent Summary Plan Description (including supplements) required under ERISA with respect thereto; (D) if the Company Benefit Plan is funded through a trust or any third party funding vehicle, a copy of the trust or other funding agreement and the latest financial statements thereof and all related agreements; and (E) the most recent determination letter received from the Internal Revenue Service with respect to each Company Benefit Plan intended to qualify under Section 401(a) of the Code.

(iii)   No liability under Title IV or Section 302 of ERISA has been incurred by the Company or any Company ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to Parent or any Company ERISA Affiliate of incurring any such liability, other than liability for premiums due the PBGC (which premiums have been paid when due).

(iv)   No Company Benefit Plan has, to the knowledge of the Company, engaged in a "prohibited transaction" (as defined in Section 4975 of the Code or Section 406 of ERISA).

(v)   With respect to each Company Benefit Plan subject to Title IV of ERISA (the "Title IV Company Benefit Plans"), the present value of accrued benefits under such plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such plan's actuary with respect to such plan did not exceed, as of its latest valuation date, the then current value of the assets of such plan allocable to such accrued benefits.

(vi)   No Title IV Company Benefit Plan or any trust established thereunder has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each Title IV Company Benefit Plan ended prior to the Closing Date nor has there been any application for waiver of the minimum funding standards imposed by Section 412 of the Code. All contributions required to be made with respect to any Company Benefit Plan on or prior to the Closing Date have been timely made or are reflected on the balance sheet.

(vii)   No Company Benefit Plan is a "multiemployer plan", as defined in Section 3(37) of ERISA, nor is any Company Benefit Plan a plan described in Section 4063(a) of ERISA.

(viii)   Each Company Benefit Plan has been operated and administered in all material respects in accordance with its terms and applicable law, including but not limited to ERISA and the Code, the rules and regulations thereunder and all applicable collective bargaining agreements and each Company Benefit Plan intended to be "qualified" under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service to such effect. To the knowledge of the Company, there is no fact, condition or set of circumstances existing that could adversely affect such favorable determination. To the knowledge of the Company, there are no investigations pending in respect of any Company Benefit Plan by any Governmental Entity.

(ix)   No Company Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees (or their beneficiaries) of the Company or any of its Subsidiaries for periods extending beyond their respective dates of retirement or other termination of service, other than (A) coverage mandated by applicable law, (B) death benefits under any "pension plan" or (C) benefits the full cost of which is borne by the current or former employee (or his beneficiary).

(x)   Except as set forth in the Company Disclosure Schedule, no amounts payable or that could become payable under the Company Benefit Plans may fail to be deductible for Federal income tax purposes by virtue of either Section 280G or 162(m) of the Code.

(xi)   Except as set forth in the Company Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (A) entitle any current or former employee, director or officer of the Company or any of its Subsidiaries to severance pay, unemployment compensation or any other payment, (B) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, director or officer or (C) require the immediate funding or financing of any compensation or benefits.

(xii) Each Company Benefit Plan that has been adopted or maintained by the Company or any of its Subsidiaries, whether formally or informally, for the benefit of employees of Company or any of its Subsidiaries outside of the United States (a "Company Foreign Benefit Plan") has been established, maintained and administered in material compliance with its terms and conditions and with the requirements prescribed by any and all regulatory laws that are applicable to such Company Foreign Benefit Plan. No Company Foreign Benefit Plan has unfunded liabilities.

(xiii) There are no pending, or to the knowledge of the Company, threatened or anticipated claims by or on behalf of any Company Benefit Plan, by any employee or beneficiary covered under any such Company Benefit Plan, or otherwise involving any such Company Benefit Plan (other than routine claims for benefits).

(q) <u>Employees; Labor Matters</u>. The Company Disclosure Schedule sets forth a true and complete list, as of the date hereof, of the names of all employees, including employees covered by collective bargaining agreements, of the Company and each of its Subsidiaries and such employees' respective titles and salaries. No other Persons are required to operate the business of the Company and its Subsidiaries as currently conducted. The Company has complied, in all material respects, with all applicable laws of the United States, or of any state or local government or any subdivision thereof or of any foreign government respecting employment and employment practices, terms and conditions of employment and wages and hours, including, ERISA, the Code, the Immigration Reform and Control Act, the WARN Act, any laws respecting employment discrimination, sexual harassment, disability rights or benefits, equal opportunity, plant closure issues, affirmative action, workers' compensation, employee benefits, severance payments, COBRA, labor relations, employee leave issues, wage and hour standards, occupational safety and health requirements and unemployment insurance and related matters, and is not engaged in any unfair labor practices.

(r) <u>Title to Assets; Condition</u>. The Company or one of its Subsidiaries has Defensible Title to all of its Oil and Gas Interests. Each Oil and Gas Interest included or reflected in the Company Ownership Interests entitles the Company to receive, directly or indirectly, not less than the undivided interest set forth in (or derived from) the Company Ownership Interests of all Hydrocarbons produced, saved and sold from or attributable to such Oil and Gas Interest, and the portion of the costs and expenses of operation and development of such Company Oil and Gas Interest that is borne or to be borne, directly or indirectly, by the Company is not greater than the undivided interest set forth in (or derived from) the Company Ownership Interests. Each of the Company and its Subsidiaries has Defensible Title to its material assets (other than the Oil and Gas Interests of the Company). All leases pursuant to which the Company or its Subsidiaries lease any material assets are in full force and effect, and the Company has not received any notice of default under any such lease. The Company Disclosure Schedule sets forth a complete and accurate list of all material real property, other than Oil and Gas Interests, that is owned or leased by the Company. All equipment, personal property, fixtures and real property improvements included in the Company's Oil and Gas Interests and the Company's other assets are in an operable state of repair adequate to maintain normal operations in a manner consistent with the Company's past practices. All pipeline systems included in the Company's Oil and Gas Interests are located fully within the land constituting or encumbered by the easements, rights-of-way, surface leases, licenses and other Oil and Gas Interests necessary or required for the ownership or operation of such pipeline systems.

(s)   Company Engineering Report. To the knowledge of the Company, all information supplied to Wright & Company, Inc. by or on behalf of the Company that was material to the evaluation of the Company's Oil and Gas Interests in connection with the preparation of the Company Engineering Report was (at the time supplied or as modified or amended prior to the issuance of the Company Engineering Report) true and correct in all material respects. Except for changes in classification or values of oil and gas reserves or property interests that occurred in the ordinary course of business since December 31, 2000 and except for changes (including changes in commodity prices) generally affecting the oil and gas industry, there has been no material adverse change with respect to the matters addressed in the Company Engineering Report. Each well that was identified in the Company Engineering Report as being producing, shut-in or behind pipe was in fact and continues to be producing, shut-in or behind pipe.

(t)   Oil and Gas Operations. To the knowledge of the Company, as to wells not operated by the Company, and without qualification as to knowledge, as to wells operated by the Company:

(i)   (A) None of the wells included in the Oil and Gas Interests of the Company has been overproduced such that it is subject or liable to being shut-in or to any overproduction penalty, (B) the Company has not received any deficiency payment under any gas contract for which any Person has a right to take deficiency gas from the Company and (C) the Company has not received any payment for production which is subject to refund or recoupment out of future production;

(ii)   There have been no changes proposed in the production allowables for any wells included in the Oil and Gas Interests of the Company;

(iii)   All wells included in the Oil and Gas Interests of the Company have been drilled and, if completed, have been operated and produced in accordance with customary oil and gas field practices are in compliance in all respects with applicable oil and gas leases and applicable laws, rules, and regulations;

(iv)   The Company has neither agreed to nor is it now obligated to abandon any well operated by it and included in the Oil and Gas Interests of the Company that is or will not be abandoned and reclaimed in accordance with applicable laws, rules, and regulations and customary oil and gas industry practices;

(v)   Proceeds from the sale of Hydrocarbons produced from and attributable to the Company 's Oil and Gas Interests are being received by the Company in a timely manner and are not being held in suspense for any reason (except for amounts, individually or in the aggregate, not in excess of $10,000 and held in suspense in the ordinary course of business);

(vi)   No Person has any call on, option to purchase, or similar rights with respect to the Company 's Oil and Gas Interests or to the production attributable thereto, and upon consummation of the transactions contemplated by this Agreement, the Company will have the right to market production from the Company's Oil and Gas Interests on terms no less favorable than the terms upon which the Company is currently marketing such production;

(vii)   All royalties, overriding royalties, compensatory royalties and other payments due from or in respect of production with respect to the Company's Oil and Gas Interests (A) for any period ending prior to the date hereof have been properly and correctly paid, except for royalties and other proceeds of production properly held in suspense by the Company, as disclosed the Company Disclosure Schedule, and (B) for any other period prior to the Closing Date have been or will be properly and correctly paid, except for royalties and other proceeds of production properly held in suspense by the Company. All royalties and other proceeds of production held in suspense by the Company will remain with the Company at Closing, except to the extent the same are properly and correctly paid to the third Persons entitled thereto;

(viii)   The Company is not obligated by virtue of any prepayment arrangement, "take or pay" payment, advance payment or similar provision or a production payment or any other arrangement or payment to deliver Hydrocarbons, or proceeds from the sale, processing or other disposition thereof, attributable to the Company's Oil and Gas Interests at some future time without receiving full payment therefor at or after the time of delivery;

(ix)   The Company has no production, processing or transportation imbalances with co-owners of its Oil and Gas Interests, plant owners, pipelines or other Persons; and

(x)   The Company has not elected not to participate in any operation or activity proposed with respect to its Oil and Gas Interests subsequent to the Effective Time, which could result in the Company or any such Oil and Gas Interest becoming subject to a penalty or forfeiture as a result of such election not to participate in such operation or activity.

(u)   <u>Hydrocarbon Sales and Purchase Agreements</u>. Except as set forth in the Company Disclosure Schedule:

(i)   None of the Hydrocarbon Agreements of the Company or its Subsidiaries has required since December 31, 2000, or will require as of or after the Effective Time, the Company or its Subsidiaries (A) to have sold or delivered, or to sell or deliver, Hydrocarbons for a price materially less than the market value price that would have been, or would be, received pursuant to any arm's-length contract for a term of one month with an unaffiliated third-party purchaser or (B) to have purchased or received, or to purchase or receive, Hydrocarbons for a price materially greater than the market value price that would have been, or would be, paid pursuant to an arm's-length contract for a term of one month with an unaffiliated third-party seller;

(ii)   Each of the Hydrocarbon Agreements of the Company and its Subsidiaries is valid, binding, and in full force and effect, and, to the knowledge of the Company, no party is in breach or default of any Hydrocarbon Agreement of the Company or its Subsidiaries, and to the knowledge of the Company, no event has occurred that with notice or lapse of time (or both) would constitute a material breach or default or permit termination, modification, or acceleration under any Hydrocarbon Agreement of the Company or its Subsidiaries;

(iii)   The Company has not received notice of any claims from any third party for any price reduction or increase or volume reduction or increase under any of the Hydrocarbon Agreements of the Company or its Subsidiaries, and the Company and its Subsidiaries have not made any claims for any price reduction or increase or volume reduction or increase under any of the Hydrocarbon Agreements of the Company or its Subsidiaries;

(iv)   Payments for Hydrocarbons sold pursuant to each Hydrocarbon Sales Agreement of the Company and its Subsidiaries have been made (subject to adjustment in accordance with such Hydrocarbon Sales Agreements) in accordance with prices or price-setting mechanisms set forth in such Hydrocarbon Sales Agreements;

(v)   No purchaser under any Hydrocarbon Sales Agreement of the Company or its Subsidiaries has notified the Company or its Subsidiaries (or, to the knowledge of the Company , the operator of any property) of its intent to cancel, terminate, or renegotiate any Hydrocarbon Sales Agreement of the Company or its Subsidiaries or otherwise to fail and refuse to take and pay for Hydrocarbons in the quantities and at the price set out in any Hydrocarbon Sales Agreement, whether such failure or refusal was pursuant to any force majeure, market out, or similar provisions contained in such Hydrocarbon Sales Agreement or otherwise; and

(vi)   To the knowledge of the Company, the Hydrocarbon Agreements of the Company are of the type customarily found in the oil and gas industry and do not, individually or in the aggregate, contain unduly burdensome provisions.

(v)   <u>Financial and Commodity Hedging</u>. Other than the hedging program set forth on the Company Disclosure Schedule, the Company has no currently outstanding Hydrocarbon or financial hedging positions (including fixed price controls, collars, swaps, caps, hedges or puts).

(w)   <u>Restrictions on Business Activities</u>. Neither the Company nor, to the knowledge of the Company, any of its employees is a party to or bound by any noncompetition agreement or any other similar agreement or obligation which purports to limit in any respect the manner in which, or the localities in which, all or any portion of the business of the Company or its Subsidiaries is conducted or would be proposed to be conducted but for such restriction. There is no agreement (noncompetition, field of use, or otherwise), judgment, injunction, order or decree to which the Company or any of its Subsidiaries is a party or otherwise binding upon the Company which has or reasonably would be expected to have the effect of prohibiting or impairing any business practice of the Company or any of its Subsidiaries, any acquisition of property (tangible or intangible) by the Company or any of its Subsidiaries or the conduct of business by the Company or any of its Subsidiaries.

(x)   <u>Indemnification Obligations</u>. There are no actions, proceedings or other events pending or, to the knowledge of the Company, threatened against any officer or director of the Company which could reasonably be expected to give rise to any indemnification obligation of the Company to its officers and directors under its Charter, Bylaws or any agreement between the Company and any of its officers or directors.

(y)   <u>Insurance</u>. The Company Disclosure Schedule sets forth an accurate and complete list of all policies of property damage, liability and other forms of insurance (other than officer's and director's liability policies) that cover occurrences prior to the Closing Date and that are maintained by the Company or any of its Subsidiaries. All such policies of insurance are in full force and effect, all premiums due thereon have been paid by the Company or a Subsidiary of the Company, and the Company is otherwise in compliance in all material respects with the terms and provisions of such policies. Also set forth in the Company Disclosure Schedule is an accurate and complete list of all bonds maintained by the Company in excess of $10,000.

(z)   <u>Public Utility Holding Company Act</u>. Neither the Company nor any of its Subsidiaries is a "holding company" or a "subsidiary company" of a "holding company" or an "affiliate" of either a "holding company" or a "subsidiary company" of a "holding company" in each case within the meaning of Public Utility Holding Company Act of 1935, as amended.

(aa)   Investment Company Act. Neither the Company nor any of its Subsidiaries is an "investment company" within the meaning of the Investment Company Act of 1940, as amended, and neither the Company nor any of its Subsidiaries is required to register under the Investment Company Act of 1940, as amended.

(bb)   No Unrelated Business. Except for Equity Financial Corporation, Neither the Company nor any of its Subsidiaries has conducted or engaged in any business other than the business of oil and gas exploration and development, the business of gas gathering and processing and businesses that are incidental to the conduct of such businesses.

(cc)   Asset Value. The Company, together with all entities that the Company controls, does not have assets with an aggregate fair market value in excess of $50 million (without netting liabilities) other than reserves of oil, natural gas, shale or tar sands (or the rights thereto) and associated exploration or production assets. The aggregate fair market value (without netting liabilities) of the Company's reserves of oil, natural gas, shale or tar sands (or the rights thereto) and associated exploration or production assets is less than $500 million. For these purposes "associated exploration or production assets" has the meaning set out in 16 C.F.R. § 802.3 (2001).

3.3   Representations and Warranties of Parent and Merger Sub. Parent and Merger Sub represent and warrant to the Company as follows:

(a)   Organization. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Tennessee. Merger Sub is a direct wholly owned subsidiary of Parent.

(b)   Corporate Authorization. Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by Merger Sub of this Agreement and the consummation by Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Merger Sub. This Agreement has been duly executed and delivered by Merger Sub and constitutes a valid and binding agreement of Merger Sub, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(c)   Non-Contravention. The execution, delivery and performance by Merger Sub of this Agreement and the consummation by Merger Sub of the transactions contemplated hereby do not and will not contravene or conflict with the Articles of Incorporation or Bylaws of Merger Sub.

(d)   No Business Activities. Merger Sub has not conducted any activities other than in connection with the organization of Merger Sub, the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby. Merger Sub has no Subsidiaries.

ARTICLE IV
COVENANTS RELATING TO CONDUCT OF BUSINESS

4.1   Covenants of the Company.

(a)   Conduct of Business by the Company. During the period from the date of this Agreement and continuing until the earlier of the termination of the Agreement or the Effective Time, the Company agrees as to itself and its Subsidiaries that (except as expressly contemplated or permitted by this Agreement, including the Company Disclosure Schedules, or required by applicable law or by a Governmental Entity of competent jurisdiction or to the extent that Parent shall otherwise consent in writing, which consent shall not be unreasonably withheld or delayed) the Company and its Subsidiaries shall carry on their respective businesses in the ordinary and usual course of business, consistent with past practice and in compliance with all applicable laws and regulations and, to the extent consistent therewith, use reasonable best efforts to preserve intact their respective current business organizations, use reasonable best efforts to keep available the services of their respective current directors, officers, employees, independent contractors and consultants and preserve their relationships with those Persons, customers, suppliers and vendors having business dealings with each of them to the end that their respective goodwill and ongoing business shall be unimpaired at the Effective Time and without limiting the generality of the foregoing, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to Article VII hereof or the Effective Time, except as expressly contemplated or permitted by this Agreement, including the Company Disclosure Schedules, or as required by applicable law or a Governmental Entity of competent jurisdiction or to the extent that Parent shall otherwise consent in writing, which consent shall not be unreasonably withheld or delayed, the Company shall not, and shall cause its Subsidiaries not to,

     (i)   (A) declare, set aside or pay any dividends on, or make any other distributions in respect of capital stock of the Company or any of its Subsidiaries; (B) split, combine or reclassify capital stock of the Company or any of its Subsidiaries or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of the Company or any of its Subsidiaries; (C) purchase, redeem or otherwise acquire any shares of capital stock or any other securities of the Company or any of its Subsidiaries; (D) pay or set aside a "sinking fund" for the payment of any principal amount of outstanding debt securities of the Company or any of its Subsidiaries; or (E) consummate or enter into an agreement to recapitalize the Company or any of its Subsidiaries;

     (ii)   issue, deliver, sell, transfer, pledge or otherwise encumber or subject to any Lien any shares of capital stock of the Company or any of its Subsidiaries, any other voting securities or any securities convertible into, or any rights, warrants, options or calls to acquire, any capital stock of the Company or any of its Subsidiaries;

     (iii)   amend the Company Articles of Incorporation, the Company By-Laws or any similar governing documents of any Subsidiary of the Company;

     (iv)   reincorporate the jurisdiction of the Company from State of Tennessee;

     (v)   merge, consolidate or reorganize the Company or any of its Subsidiaries with any other Person (other than the Merger of Merger Sub with and into the Company);

     (vi)   form, join, participate or agree to form, join or participate in the business, operations, sales, distribution, or development of any other Person or contribute assets, employees, cash or customers or other resources to any such arrangement, other than in the ordinary course of business consistent with past practices;

     (vii)   acquire or agree to acquire by merging or consolidating with, or by purchasing assets of, or by any other manner, any business or any Person, other than purchases of raw materials or supplies in the ordinary course of business consistent with past practice;

     (viii)   sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or assets, other than sale of inventories and other

Hydrocarbons in the ordinary course of business consistent with past practices, or enter into any farmout agreements with respect to its Oil and Gas Properties;

(ix)   (A) incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries or any debt securities of another Person, enter into any "keep well" or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice; (B) make any loans, advances or capital contributions to, or investments in, any other Person or (C) enter into any commodity price hedging agreements;

(x)   make, commit or otherwise agree to make any capital expenditure or expenditures, or enter into any agreement or agreements providing for payments which, individually, are in excess of $100,000 or, in the aggregate, are in excess of $300,000;

(xi)   settle or compromise or agree to settle or compromise any Tax liability or make any Tax election;

(xii)   pay, discharge, settle or satisfy any material claims, liabilities, obligations or litigation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practices;

(xix)   take any action or omit to take any action which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company;

(xx)   take any action or omit to take any action which would reasonably be expected to materially delay or materially adversely affect the ability of any of the parties to obtain any approval of any Governmental Entity required to consummate the transactions contemplated hereby;

(xxi)   take any action that would cause the representations and warranties set forth in Section 3.2 hereof to no longer be true and correct;

(xxii)   increase any commissions or fees payable to its financial advisors in connection with the transactions contemplated hereby; or

(xxiii)   authorize, or commit or agree to take, any of the foregoing actions.

4.2   Governmental Filings. The Company shall (a) confer on a regular and frequent basis with Parent and (b) report to Parent (to the extent permitted by law or regulation or any applicable confidentiality agreement) on operational matters relating to the Company. The Company shall file all reports required to be filed by it with all Governmental Entities between the date of this Agreement and the Effective Time and shall (to the extent permitted by law or regulation or any applicable confidentiality agreement) deliver to Parent copies of all such reports, announcements and publications promptly after the same are filed.

4.3   Control of Company's Business.   Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company's operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

ARTICLE V
ADDITIONAL AGREEMENTS

5.1   **Preparation of Proxy Statement; Shareholders Meeting.** (a) As promptly as reasonably practicable following the date hereof, Parent and the Company shall prepare and file with the SEC mutually acceptable proxy materials which shall constitute the Proxy Statement (such proxy statement, and any amendments or supplements thereto, the " Proxy Statement.") The Proxy Statement shall comply as to form in all material respects with the applicable provisions of the Exchange Act. The Company shall, as promptly as practicable after receipt thereof, provide Parent copies of any written comments and advise Parent of any oral comments, with respect to the Proxy Statement received from the SEC. The Company will provide Parent with a reasonable opportunity to review and comment on any amendment or supplement to the Proxy Statement prior to filing such with the SEC, and will provide Parent with a copy of all such filings made with the SEC. Notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation by reference) to the Proxy Statement shall be made without the approval of both parties, which approval shall not be unreasonably withheld or delayed; provided, that with respect to documents filed by a party which are incorporated by reference in the Proxy Statement, this right of approval shall apply only with respect to information relating to the other party. The Company will use reasonable best efforts to cause the Proxy Statement to be mailed to the Company's shareholders. The Company will advise Parent, promptly after it receives notice thereof, of any request by the SEC for amendment of the Proxy Statement. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective affiliates, officers or directors, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to the Proxy Statement so that any of such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the shareholders of the Company.

(b)   The Company shall duly take all lawful action to call, give notice of, convene and hold a meeting of its shareholders on a date as soon as reasonably practicable (the "Company Shareholders Meeting") for the purpose of obtaining the Required Company Vote with respect to the transactions contemplated by this Agreement and, subject to the fiduciary duties of the Company's Board of Directors, shall take all lawful action to solicit the adoption of this Agreement and approval of the Merger by the Required Company Vote; and the Board of Directors of the Company (i) shall, subject to the fiduciary duties of the Company's Board of Directors, recommend adoption of this Agreement and approval of the Merger by the shareholders of the Company to the effect as set forth in Section 3.2(f) (the "Company Recommendation"), and (ii) subject to the fiduciary duties of the Company's Board of Directors, shall not withdraw, modify or qualify (or propose to withdraw, modify or qualify) (a " Change") in any manner adverse to Parent such recommendation or take any action or make any statement in connection with the Company Shareholders Meeting inconsistent with such recommendation (collectively, a " Change in Company Recommendation").

(c)   Parent and Merger Sub agree to vote, or cause to be voted, all of the Company capital stock owned by Parent, Merger Sub or any other Subsidiary in favor of the approval and adoption of this Agreement.

5.2   **Access to Information/Employees**. Upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford to the officers, employees, accountants, counsel, financial advisors and other representatives of Parent reasonable access during normal business hours, during the period prior to the Effective Time, to all its properties, books, contracts, commitments, records, officers and employees and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to the Parent (a) a copy of each report, schedule, registration statement and other document filed, published, announced or received by it during such period pursuant to the requirements of Federal or state securities laws, as applicable (other than documents which such party is not permitted to disclose under applicable law), and (b) all other information concerning it and its business, properties and personnel as Parent may reasonably request; provided, however, that the Company may restrict the foregoing access to the extent that (i) any law, treaty, rule or regulation of any Governmental Entity applicable to such party requires such party or its Subsidiaries to restrict or prohibit access to any such properties or information or (ii) the information is subject to confidentiality obligations to a third party. Any such information obtained pursuant to this Section 5.2 will be subject to the use, confidentiality and other restrictions and obligations provided in the Confidentiality Agreement, dated February 20, 2001, between the Company and Parent.

      5.3   **Reasonable Best Efforts.** (a) Subject to the terms and conditions of this Agreement, and subject to the fiduciary duties of the Company's Board of Directors, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable laws and regulations to consummate the Merger and the other transactions contemplated by this Agreement as soon as practicable after the date hereof, including (i) preparing and filing as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings, and other documents and to obtain as promptly as practicable all consents, waivers, licenses, orders, registrations, approvals, permits, tax rulings and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement and (ii) taking all reasonable steps as may be necessary to obtain all such material consents, waivers, licenses, registrations, permits, authorizations, orders and approvals. Nothing in this Agreement shall require any of Parent and its Subsidiaries or the Company and its Subsidiaries to sell, hold separate or otherwise dispose of or conduct their business in a specified manner, or agree to sell, hold separate or otherwise dispose of or conduct their business in a specified manner, or permit the sale, holding separate or other disposition of, any assets of Parent, the Company or their respective Subsidiaries or the conduct of their business in a specified manner, whether as a condition to obtaining any approval from a Governmental Entity or any other Person or for any other reason, if such sale, holding separate or other disposition or the conduct of their business in a specified manner is not conditioned on the Closing or, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Parent (including the Surviving Corporation), taken together, after giving effect to the Merger.

      (b)   Subject to Section 5.3(a), if any objections are asserted with respect to the transactions contemplated hereby under any Regulatory Law or if any suit is instituted by any Governmental Entity or any private party challenging any of the transactions contemplated hereby as violative of any Regulatory Law, each of Parent and the Company shall use its reasonable best efforts to resolve any such objections or challenge as such Governmental Entity or private party may have to such transactions under such Regulatory Law so as to permit consummation of the transactions contemplated by this Agreement. For purposes of this Agreement, " Regulatory Law" means the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

      5.4   **Acquisition Proposals.** (a)   Without limitation on any of the Company's other obligations under this Agreement (including under Article IV hereof), and except as otherwise provided by this Agreement, the Company agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall use its reasonable best efforts to cause its and its Subsidiaries' employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, initiate, solicit, encourage or knowingly facilitate (including by way of furnishing information) any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving it, or any purchase or sale of the assets (including stock of Subsidiaries) of the Company and its Subsidiaries, taken as a whole, having an aggregate value equal to $100,000 or more, excluding the assets to be transferred pursuant to Section 6.2(f), or any purchase or sale of, or tender or exchange offer for, any of the equity securities of such party (any such proposal or offer (other than a proposal or offer made by Parent or an affiliate thereof) being hereinafter referred to as an " <u>Acquisition Proposal</u>"). The Company further agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall use its reasonable best efforts to cause its and its Subsidiaries' employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, have any discussion with or provide any confidential information or data to any Person relating to an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal or accept an Acquisition Proposal. Notwithstanding anything in this Agreement to the contrary, the Company and its Board of Directors shall be permitted to (i) comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal, and (ii) make such other disclosures to the Company's shareholders as the Board of Directors determines in good faith after consulting with its counsel and determining that the failure to make such disclosure would constitute a breach of the Board of Directors' fiduciary duties under applicable law. The Company shall promptly notify Parent of any such inquiries, proposals or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, any of it or its Subsidiaries or with any of its or its Subsidiaries' officers, directors, employees, agents or other representatives indicating, in connection with such notice, the name of such Person and the material terms and conditions of any inquiries, proposals or offers. The Company agrees that it will promptly keep the other party informed of the status and terms of any such proposals or offers. The Company agrees that it will, and will cause its officers, directors, employees, agents and other representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of this Agreement with any parties conducted heretofore with respect to any Acquisition Proposal. The Company agrees that it will use reasonable best efforts to promptly inform its officers, directors, employees, agents and other representatives of the obligations undertaken in this <u>Section 5.4</u>.

(b) Notwithstanding the foregoing, prior to the Company Shareholders Meeting, the Company may, in response to an unsolicited written proposal with respect to an Acquisition Proposal from a third party, furnish information to, and negotiate, explore or otherwise engage in substantive discussions with, such third party, in each case only if the Board of Directors of the Company believes in good faith by a majority vote, after consultation with its financial advisors and its legal counsel, that failing to take such action would constitute a breach of the fiduciary duties of the Board. The Company shall promptly advise Parent in writing of the receipt of any inquiries or proposals relating to an Acquisition Proposal, indicating the name of the Person making such inquiry or proposal, the terms and conditions thereof and any actions taken pursuant to this Section 5.4(b). A copy of any written inquiry or proposal relating to an Acquisition Proposal shall be promptly furnished to Parent.

(c) In the event that the Board of Directors of the Company receives an Acquisition Proposal that, in the exercise of its fiduciary obligations (as determined in good faith by the Board of Directors based on the advice of the Company's financial advisors and outside counsel), it determines to be a superior proposal and that it must terminate this Agreement pursuant to Section 7.1(h) hereof, prior to terminating this Agreement and prior to accepting such superior proposal, it will give Parent five business days prior written notice of the superior proposal, specifying the material terms and conditions of such superior proposal (including the proposed financing for such proposal and a copy of any documents conveying such proposal) and identifying the person making such superior proposal.

(d)   For purposes of this Agreement, a "superior proposal" means any bona fide takeover proposal to acquire, directly or indirectly, for consideration consisting of cash, securities or a combination thereof, all of the Company Common Stock and Company Preferred Stock then outstanding or all or substantially all the assets of the Company, and otherwise on terms which a majority of the Board of Directors of the Company determines in its good faith reasonable judgment (based on the written advice of its financial advisor, a copy of which shall be provided to Parent) to be more favorable to the Company's shareholders than the Merger.

5.5   **Employee Benefits Matters.** The Company shall prior to the Effective Time cause the plans and programs listed in Section 3.2(b) of the Company Disclosure Schedule and any other plans, agreements or arrangements relating to options, warrants, convertible securities or other rights to acquire capital stock of the Company to be terminated and be of no further force and effect as of the Effective Time.

5.6   **Fees and Expenses.** Whether or not the Merger is consummated, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expenses, except (a) if the Merger is consummated, the Surviving Corporation or its relevant Subsidiary shall pay, or cause to be paid, any and all property or transfer taxes imposed on the Company or its Subsidiaries, (b) Expenses incurred in connection with the filing, printing and mailing of the Proxy Statement, which shall be paid by the Company. As used in this Agreement, " Expenses" includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Proxy Statement and the solicitation of shareholder approvals and all other matters related to the transactions contemplated hereby.

5.7   **Directors' and Officers' Indemnification and Insurance.** The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, (a) indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers and employees of the Company and its Subsidiaries (in all of their capacities) (i) to the same extent such Persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by the Company pursuant to the Company's charter, bylaws and indemnification agreements, if any, in existence on the date hereof with any directors, officers and employees of the Company and its Subsidiaries and (ii) without limitation to clause (i), to the fullest extent permitted by law, in each case for acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby); (b) include and cause to be maintained in effect in the Surviving Corporation's (or any successor's) articles of incorporation and bylaws for a period of six years after the Effective Time, the current provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses contained in the articles of incorporation and bylaws of the Company and (c) cause to be maintained for a period of six years after the Effective Time the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by the Company (provided that the Surviving Corporation (or any successor) may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured) with respect to claims arising from facts or events that occurred on or before the Effective Time.

5.8 **Public Announcements.** Parent and the Company shall use reasonable best efforts to develop a joint communications plan and subject to applicable legal requirements each party shall use reasonable best efforts (a) to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan, and (b) unless otherwise required by applicable law or by obligations pursuant to any listing agreement with or rules of any securities exchange, to consult with each other before issuing any press release or, to the extent practical, otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby.

ARTICLE VI
CONDITIONS PRECEDENT

6.1 **Conditions to Each Party's Obligation to Effect the Merger.** The respective obligations of the Company, Parent and Merger Sub to effect the Merger are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Shareholder Approval. The Company shall have obtained the Required Company Vote in connection with the adoption of this Agreement and approval of the Merger by the shareholders of the Company.

(b) No Injunctions or Restraints, Illegality. No judgment, decree, statute, law, ordinance, rule or regulation shall have been entered, enacted, adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other Governmental Entity of competent jurisdiction shall be in effect, (i) having the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger or (ii) which otherwise, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries (including the Surviving Corporation and its Subsidiaries), taken together after giving effect to the Merger.

(c) Governmental and Regulatory Approvals. Other than the filing provided for under Section 1.3, all consents, approvals and actions of, filings with and notices to any Governmental Entity required of Parent, the Company or any of their Subsidiaries to consummate the Merger and the other transactions contemplated hereby, the failure of which to be obtained or taken, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries (including the Surviving Corporation and its Subsidiaries), taken together after giving effect to the Merger, shall have been obtained; provided, however, that the provisions of this Section 6.1(c) shall not be available to any party whose failure to fulfill its obligations pursuant to Section 5.3 shall have been the cause of, or shall have resulted in, the failure to obtain such consent or approval.

(d) Fairness Opinion. The opinion of First Union Securities referred to in Section 3.2(m) shall not have been withdrawn.

6.2 **Additional Conditions to Obligations of Parent and Merger Sub.** The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction of, or waiver by Parent, on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in Sections 3.2(a), (b), (c)(i), (c)(ii) and (e)(i)of this Agreement shall be true and correct, and (ii) each of the other representations and warranties of the Company set forth in this Agreement shall be true and correct except for matters that do not and will not, individually or in the aggregate, have a Material Adverse Effect on the Company or any of its Subsidiaries, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent in either case that such representations and warranties speak as of another date), and Parent shall have received a certificate of the chief executive officer and the chief financial officer of the Company to such effect.

(b)   Performance of Obligations of the Company.   The Company shall have performed or complied (i) in all respects with its agreements and covenants set forth in clauses (i), (ii), (xiii), (xiv), (xvii), and (xxii) of Section 4.1(a) at or prior to the Closing Date and (ii) with all other agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date, except where the failure to perform or comply with such other agreements and covenants, individually or in the aggregate, does not have a Material Adverse Effect on the Company, and Parent shall have received a certificate of the chief executive officer and the chief financial officer of the Company to such effect.

(c)   Opinion.   Parent shall have received from Warner Norcross and Judd LLP, counsel to the Company, a favorable written opinion dated as of the Closing Date as to the matters set forth on Exhibit 6.2(c).

(d)   No Material Adverse Effect.   Since the date of this Agreement, there shall not have been any event, change, circumstance or effect which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Company.

(e)   Dissenting Shares.   As of the Company Shareholders Meeting and as of immediately prior to the Closing, no shareholders of the Company holding more than 7.5% of the Company's issued and outstanding shares of Company Common Stock and Company Preferred Stock combined shall have demanded or otherwise notified the Company that such shareholders intend to seek dissenters' rights in accordance with the TBCA.

(f)   Divestitures.   The Company shall have sold or otherwise transferred all of its office equipment and furniture at its Knoxville, Tennessee office, the Company's airplane and all of the capital stock of Equity Financial Corporation, along with any related liabilities with respect to each of the foregoing.

6.3   Additional Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are subject to the satisfaction of, or waiver by the Company, on or prior to the Closing Date of the following additional conditions:

(a)   Representations and Warranties.   Each of the representations and warranties of Parent and Merger Sub set forth in this Agreement that is qualified as to Material Adverse Effect shall be true and correct, and each of the representations and warranties of Parent and Merger Sub set forth in this Agreement that is not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent in either case that such representations and warranties speak as of another date), and the Company shall have received a certificate of the chief executive officer and the chief financial officer of Parent and Merger Sub to such effect.

(b)   Performance of Obligations of Parent and Merger Sub.   Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate of the chief executive officer and the chief financial officer of Parent to such effect.

(c)   Opinion. The Company shall have received from Fulbright & Jaworski L.L.P., counsel to Parent, a favorable written opinion dated as of the Closing Date with respect to the matters set forth on Exhibit 6.3(c). With respect to matters governed by Tennessee law, the opinion will be rendered by Bass, Berry & Sims PLC.

(d)   No Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, change, circumstance or effect which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Parent.

ARTICLE VII
TERMINATION AND AMENDMENT

7.1   Termination. This Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, and except as provided below, whether before or after approval of the matters presented in connection with the Merger by the shareholders of the Company:

(a)   By mutual written consent of Parent and the Company;

(b)   By either the Company or Parent, if the Effective Time shall not have occurred on or before September 30, 2001 (the " Termination Date"); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement (including such party's obligations set forth in Section 5.3) has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Termination Date;

(c)   By either the Company or Parent, if any Governmental Entity (i) shall have issued an order, decree or ruling or taken any other action (which the parties shall have used their reasonable best efforts to resist, resolve or lift, as applicable, in accordance with Section 5.3) permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable or (ii) shall have failed to issue an order, decree or ruling or to take any other action (which order, decree, ruling or other action the parties shall have used their reasonable best efforts to obtain, in accordance with Section 5.3), in the case of each of (i) and (ii) which is necessary to fulfill the conditions set forth in Section 6.1(c) , as applicable, and such denial of a request to issue such order, decree, ruling or take such other action shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to any party whose failure to comply with Section 5.3 has been the cause of such action or inaction;

(d)   By either the Company or Parent, if the approval of the shareholders of the Company contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of shareholders or of any adjournment thereof at which the vote was taken;

(e)   By either Parent or the Company, if there shall have been breaches by the other of any of its representations, warranties, covenants or obligations contained in this Agreement, which breaches would result in the failure to satisfy the conditions set forth in Section 6.2(a) or Section 6.2(b) (in the case of a breach by the Company) or Section 6.3(a) or Section 6.3(b) (in the case of a breach by Parent), and in any such case such breaches shall be incapable of being cured or, if capable of being cured, shall not have been cured within 30 days after written notice thereof shall have been received by the party alleged to be in breach;

(f)   By Parent, if a Change in Company Recommendation shall have occurred or the Company fails to call the Company Shareholders Meeting or submit the Merger for approval at the Company Shareholders Meeting or an Acquisition Proposal is received by the Company which the Board of Directors of the Company recommends and submits to the shareholders for approval or which is communicated to shareholders prior to action on the Merger and the Company's shareholders fail to approve the Merger;

(g)   by Parent at any time, but subject to the obligation to make the payments provided in Section 7.2; or

(h)   in connection with an Acquisition Proposal by another party, by the Company if its Board of Directors after consultation with legal counsel determines it should do so in connection with the discharge of its fiduciary duties.

In the case of a breach referred to in clause (e) that is capable of being cured, if the breaching party has reasonably and promptly begun and diligently pursued a cure of such breach following written notice thereof, and that cure is in progress at the end of the 30-day period referred to in clause (e), such party shall have an additional 30 days to cure such breach if it is practicable to cure such breach within such additional 30-day period.

7.2   **Effect of Termination.**

(a)   <u>General</u>. In the event of termination of this Agreement by either the Company or Parent as provided in <u>Section 7.1</u>, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent or the Company or their respective officers or directors except with respect to <u>Section 3.1(d)</u>, <u>Section 3.2(l)</u>, the confidentiality provisions of <u>Section 5.2</u>, <u>Section 5.6</u>, this <u>Section 7.2</u> and <u>Article VIII</u>, which provisions shall survive such termination, and except that, notwithstanding anything to the contrary contained in this Agreement, to the extent herein provided, neither Parent nor the Company shall be relieved or released from any liabilities or damages arising out of its material breach of this Agreement.

(b)   <u>Termination by Parent</u>.

(i)   In the event of a termination by Parent because any condition set forth in <u>Section 6.2(a)</u> or in <u>Section 6.2(b)</u> is not satisfied, then the Company shall as promptly as practicable thereafter pay Parent, in immediately available funds its Expenses. If this Agreement is terminated by Parent under any of the following circumstances, the Company shall as promptly as practicable thereafter also pay Parent the Termination Fee, in immediately available funds:

(1)   In the event of a termination by Parent because the condition set forth in <u>Section 6.2(a)</u> is not satisfied and the failure of the representations and warranties to be true and correct, individually or in the aggregate, has a Material Adverse Effect on the Company, and any officer of the Company knew that any such representation or warranty was not true when made or subsequently learned any such representation or warranty was not true when made and failed to notify Parent prior to Parent's termination of the Agreement.

(2)   In the event of a termination by Parent because the condition set forth in <u>Section 6.2(b)(i)</u> is not satisfied and the condition was not satisfied because of action taken or permitted by the Company's officers or Board of Directors.

(3)   In the event of a termination by Parent because the condition set forth in Section 6.2(b)(ii) is not satisfied, and the failure to satisfy such condition was caused by the intentional, reckless or negligent act of the Company's officers or Board of Directors.

(4)   In the event Parent terminates this Agreement pursuant to Section 7.1(f).

(ii)   In the event Parent terminates this Agreement pursuant to Section 7.1(g), Parent shall as promptly as practicable thereafter pay the Company its Expenses and the Termination Fee, in immediately available funds.

(c)   Termination by the Company. In the event of a termination by the Company under Section 7.1(e), Parent shall as promptly as practicable thereafter pay the Company (i) its Expenses and (ii) the Termination Fee, in immediately available funds. In the event of a termination by the Company under Section 7.1(h), the Company shall as promptly as practicable thereafter pay Parent (i) its Expenses and (ii) the Termination Fee, in immediately available funds.

(d)   Remedies. The remedies set forth in Sections 7.2(b) and 7.2(c) shall constitute the sole remedies of Parent and the Company, except for the Company's liability for any breach of its representations and warranties in Section 3.2(l) and except for Parent's liability for any breach of its representations and warranties in Section 3.1(d).

7.3   Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of the Company, and Parent, but, after any such approval, no amendment shall be made which by law or in accordance with the rules of any relevant stock exchange requires further approval by such shareholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

7.4   Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

ARTICLE VIII
GENERAL PROVISIONS

8.1   Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive the Effective Time, except for those covenants and agreements contained herein and therein (including Section 5.7) that by their terms apply or are to be performed in whole or in part after the Effective Time, and this Article VIII. All of the representations, warranties and covenants of Parent and Merger sub are joint and several.

8.2   Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by telecopy or telefacsimile, upon confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the tenth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)   if to Parent or Merger Sub, to:

William E. Albrecht
EOG Resources, Inc.
1200 Smith Street
Suite 300
Houston, Texas 77002
Phone: (713) 651-6416
Fax: (713) 651-6996

with a copy to:

Barry Hunsaker, Jr.
EOG Resources, Inc.
1200 Smith Street
Suite 300
Houston, Texas 77002
Phone: (713) 651-6940
Fax: (713) 651-6987

Arthur H. Rogers
Fulbright & Jaworski L.L.P.
1301 McKinney, Suite 5100
Houston, Texas 77010
Phone: (713) 651-5151
Fax: (713) 651-5246

(b)   if to the Company to:

Richard S. Cooper, President
Energy Search, Incorporated
280 Fort Sanders West Boulevard
Suite 200
Knoxville, Tennessee 37922
Phone: (865) 531-6562
Fax: (865) 531-1435

with a copy to:

Patrick R. Sughroue, P.C.
3777 Spark Drive, SE
Suite 130
Grand Rapids, Michigan 49546
Phone: (616) 940-3399
Fax: (616) 940-3592

Stephen C. Waterbury
Warner Norcross & Judd LLP
900 Old Kent Building
111 Lyon Street, NW
Grand Rapids, Michigan 49503
Phone: (616) 752-2137
Fax: (616) 752-2500

8.3   Interpretation.   When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the context expressly implies otherwise, whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

8.4 **Counterparts.** This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that both parties need not sign the same counterpart.

8.5 **Entire Agreement; No Third Party Beneficiaries.** (a) This Agreement and the other agreements of the parties referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

(b) This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

8.6 **Governing Law.** This Agreement shall be governed and construed in accordance with the laws of the State of Tennessee (without giving effect to choice of law principles thereof).

8.7 **Severability.** If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

8.8 **Assignment.** Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other party, and any attempt to make any such assignment without such consent shall be null and void, except that Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any direct wholly owned Subsidiary of Parent without the consent of the Company, but no such assignment shall relieve Merger Sub of any of its obligations under this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

8.9 **Submission to Jurisdiction; Waivers.** Each of Parent and the Company irrevocably agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by the other party hereto or its successors or assigns may be brought and determined in the Courts of the State of Tennessee and Texas, and each of Parent and the Company hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the nonexclusive jurisdiction of the aforesaid courts. Each of Parent and the Company hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable law, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

8.10   Enforcement.   The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that, except as otherwise specifically provided herein, the parties shall be entitled to specific performance of the terms hereof, including but not limited to payment of the fees and Expenses referred to in Section 7.2, this being in addition to any other remedy to which they are entitled at law or in equity.

8.11   Definitions. As used in this Agreement:

(a)   " Board of Directors" means the Board of Directors of any specified Person and any duly authorized committees thereof.

(b)   " Business Day" means any day on which banks are not required or authorized to close in Houston, Texas.

(c)   "Code" means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

(d)   "Company Engineering Report" means the reserve reports listed on Schedule 8.11(d) covering the Company Ownership Interests.

(e)   "Company Ownership Interests" means the ownership interests of the Company listed on Schedule 8.11(e) in the Oil and Gas Interests of the Company.

(f)   "Defensible Title" with respect to Oil and Gas Interests shall mean good and indefeasible record title to such Oil and Gas Interests and the leases related to such Oil and Gas Interests that:

(i)   entitles the Company to receive and retain (after satisfaction of all royalties, overriding royalties, nonparticipating royalties, net profits interests, or other similar burdens on or measured by production of Hydrocarbons) not less than the interest set forth in Schedule 8.11(e) with respect to such Oil and Gas Interests under the caption "Net Revenue Interest" of all Hydrocarbons produced from or allocated to such Oil and Gas Interest without reduction, suspension or termination throughout the productive life of such Oil and Gas Interest, except as expressly set forth with respect to such Oil and Gas Interests in Schedule 8.11(e);

(ii)   obligates the Company to bear the costs and expenses attributable to the maintenance and development of, operations relating to, and plugging and abandoning and site restoration with respect to such Oil and Gas Interest in an amount not greater than the interest set forth in Schedule 8.11(e) under the caption "Working Interest" without increase through plugging, abandonment and salvage of all wells now or hereafter comprising or included in such Oil and Gas Interests and all equipment and facilities related to such wells, except as expressly set forth with respect to such Oil and Gas Interests in Schedule 8.11(e); and

(iii)   except for Permitted Encumbrances, is free and clear of all liens, security interests, Hydrocarbon sales or processing contracts or options, options or calls on production, preferential purchase rights or options, encumbrances, obligations, or defects.

"Defensible Title" with respect to assets other than Oil and Gas Interests means such right, title and interest that is (a) if applicable, evidenced by an instrument or instruments filed of record in accordance with the conveyance and recording laws of the applicable jurisdiction to the extent necessary to prevail against competing claims of *bona fide* purchasers for value without notice, and (b) subject to Permitted Encumbrances, free and clear of all Liens, claims, infringements, burdens and other defects.

(g)   "Environmental Laws" means any federal, state, local or foreign statutes, laws (including common law), judicial decisions, regulations, ordinances, rules, judgments, orders, codes, injunctions, permits, governmental agreements or governmental restrictions relating to human health and safety, the environment or to hazardous materials, toxic materials, pollutants, contaminants, wastes or chemicals (including petroleum and petroleum products).

(h)   "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

(i)   "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(j)   "Expenses" means a party's actual out of pocket expenses in connection with the transactions contemplated by this Agreement up to a maximum of $300,000.

(k)   "Hydrocarbons" means oil, condensate, gas, casinghead gas and other liquid or gaseous hydrocarbons.

(l)   "Hydrocarbon Agreement" means any of the Hydrocarbon Sales Agreements and Hydrocarbon Purchase Agreements.

(m)   "Hydrocarbon Purchase Agreement" means any material sales agreement, purchase contract, or marketing agreement that is currently in effect and under which Parent, the Company or their respective Subsidiaries, as applicable, is a buyer of Hydrocarbons for resale (other than purchase agreements entered into in the ordinary course of business with a term of three months or less, terminable without penalty on 30 days' notice or less, which provide for a price not greater than the market value price that would be paid pursuant to an arm's-length contract for the same term with an unaffiliated third-party seller, and which do not obligate the purchaser to take any specified quantity of Hydrocarbons or to pay for any deficiencies in quantities of Hydrocarbons not taken).

(n)   "Hydrocarbon Sales Agreement" means any material sales agreement, purchase contract, or marketing agreement that is currently in effect and under which Parent, the Company or their respective Subsidiaries, as applicable, is a seller of Hydrocarbons (other than "spot" sales agreements entered into in the ordinary course of business with a term of three months or less, terminable without penalty on 30 days' notice or less, and which provide for a price not less than the market value price that would be received pursuant to an arm's-length contract for the same term with an unaffiliated third party purchaser).

(o)   "Intellectual Property" means trademarks, service marks, brand names, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; trade secrets and other similar confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; any similar intellectual property or proprietary rights.

(p)   "known" or " knowledge" means, with respect to any party, the actual knowledge of such party's executive officers. For purposes hereof, the Company's executive officers are Charles P. Torrey, Jr., Richard S. Cooper, Mitzi F. Anderson and John M. Johnston. For purposes of this definition, a person will be deemed to know that a representation or warranty of a party is false if the person actually knows that the representation or warranty is false, or if the person knows facts that if true cause the representation or warranty to be false.

(q)   "Liens" means pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever.

(r)   " Material Adverse Effect" means, with respect to any Person any event, change, circumstance or effect that is or is reasonably likely to be materially adverse to (i) the business, financial condition or results of operations of such Person and its Subsidiaries taken as a whole, other than any event, change, circumstance or effect relating (x) to the economy or financial markets in general or (y) in general to the industries in which such Person operates and not specifically relating to such Person or (ii) the ability of such Person to consummate the transactions contemplated by this Agreement. A decrease in the market price of the Company Common Stock as a result of the public announcement of this Agreement or the Merger shall not be a Material Adverse Effect.

(s)   "Oil and Gas Interest(s)" means: (a) direct and indirect interests in and rights with respect to oil, gas, mineral and related properties and assets of any kind and nature, direct or indirect, including working, royalty and overriding royalty interests, mineral interests, leasehold interests, production payments, operating rights, net profits interests, other non-working interests and non-operating interests; (b) interests in and rights with respect to Hydrocarbons and other minerals or revenues therefrom and contracts in connection therewith and claims and rights thereto (including oil and gas leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, oil and gas sales, exchange and processing contracts and agreements and, in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations and concessions; (c) easements, rights of way, licenses, permits, leases, and other interests associated with, appurtenant to, or necessary for the operation of any of the foregoing; and (d) interests in equipment and machinery used or usable in oil and gas operations (including well equipment and machinery), oil and gas production, gathering, transmission, compression, treating, processing and storage facilities (including tanks, tank batteries, pipelines and gathering systems), pumps, water plants, electric plants, gasoline and gas processing plants, refineries and other tangible personal property and fixtures associated with, appurtenant to, or necessary for the operation of any of the foregoing.

(t)   "the other party" means, with respect to the Company, Parent and means, with respect to Parent, the Company.

(u)   "PBGC" means Pension Benefit Guaranty Corporation.

(v)   "Permitted Encumbrances" means: (i) Liens for Taxes, assessments or other governmental charges or levies if the same shall not at the particular time in question be due and delinquent or are being contested in good faith by appropriate proceedings; (ii) Liens of carriers, warehousemen, mechanics, laborers, materialmen, landlords, vendors, workmen and operators and other similar Liens arising by operation of law in the ordinary course of business; (iii) Liens incurred in the ordinary course of business in connection with workers' compensation, unemployment insurance and other social security legislation (other than ERISA) which, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect on the Company; (iv) Liens incurred in the ordinary course of business to secure the performance of bids, tenders, trade contracts, leases, statutory obligations, surety and appeal bonds, performance and repayment bonds and other obligations of a like nature which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent or the Company, as applicable;   (v) Liens, easements, rights-of-way, restrictions, servitudes, permits, conditions, covenants, exceptions, reservations and other similar encumbrances incurred in the ordinary course of business or existing on property and not materially impairing the value of the assets of the Company, as applicable, or interfering with the ordinary conduct of the business of the Company, as applicable, or rights to any of their assets;(vi) Liens created or arising by operation of law to secure a party's obligations as a purchaser of oil and gas; and (vii) Liens of record securing the Mirant Credit Facility and the SunTrust Credit Facility.

(w)   "Person" means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act).

(x)   "Subsidiary" when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated, (i) of which such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interests in such partnership) or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

(y)   "Tax" (and, with correlative meaning, "Taxes") means any Federal, state, local or foreign income, gross receipts, property, sales, use, value added, license, excise, franchise, employment, payroll, withholding, alternative or add on minimum, ad valorem, transfer or excise tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest, addition or penalty, imposed by any governmental authority or any obligation to pay Taxes imposed on any entity for which a party to this Agreement is liable as a result of any indemnification provision or other contractual obligation or as a result of any transferee liability.

(z)   "Tax Return" means any return, report, declaration, or similar statement required to be filed with respect to any Tax (including any attached schedules), including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

(aa)   "Termination Fee" means $2,000,000.

(bb)   " Violation" means a violation of, or an event or occurrence that constitutes a default (with or without notice or lapse of time, or both) under, or gives rise to a right of, or results by its terms in the, termination, amendment, cancellation or acceleration of any obligation or the loss of a material benefit under, or the creation of a Lien, pledge, security interest, charge or other encumbrance on, or the loss of, any assets.

(cc) " WARN Act" means Worker Adjustment and Retraining Notification Act.

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

EOG RESOURCES, INC.

By: /s/William E. Albrecht
Name: William E. Albrecht
Title: Vice President

EOG TENNESSEE, INC.

By: /s/William E. Albrecht
Name: William E. Albrecht
Title: Vice President

ENERGY SEARCH, INCORPORATED

ATTEST:

/s/Richard S. Cooper   By: /s/Charles P. Torrey, Jr.
Richard S. Cooper   Name: Charles P. Torrey, Jr.
President   Title: Chief Executive Officer

ANNEX B

OPINION OF FIRST UNION SECURITIES, INC.



May 23, 2001

STRICTLY CONFIDENTIAL
VIA FACSIMILE

Board of Directors
Energy Search, Incorporated
280 Fort Sanders West Boulevard, Suite 200
Knoxville, Tennessee 37922

Dear Members of the Board:

We understand that Energy Search, Incorporated (the "Company") proposes to enter into an Agreement and Plan of Merger with EOG Resources, Inc, ("EOG") and EOG Tennessee, Inc. a wholly owned subsidiary of EOG ("Merger Sub"), pursuant to which Merger Sub will be merged with and into the Company and the Company will become a wholly owned subsidiary of EOG (the "Proposed Transaction"). Under the terms of the Proposed Transaction, the shareholders of the Company will receive $8.22 in cash in exchange for each share of the Company's common stock and $8.22 in cash in exchange for each share of the Company's preferred stock. The terms and conditions of the Proposed Transaction are set forth in more detail in the draft of the Agreement and Plan of Merger dated May 22, 2001 among the Company, EOG and the Merger Sub (the "Merger Agreement"). We have been asked to advise the Board of Directors of the Company as to the fairness, from a financial point of view, to the Company's shareholders of the consideration to be received by these shareholders in the Proposed Transaction.

In arriving at our opinion, we have, among other things, reviewed and analyzed the following:

- The Merger Agreement draft dated May 22, 2001;
- Publicly-available information concerning the Company that we believe to be relevant to our analysis, including the Company's 10-K dated December 31, 2000 and the Company's 10-Q dated March 31, 2001;
- Financial and operating information with respect to the business, operations, and prospects of the Company, furnished to us by management, including financial projections for the Company for the period from 2001 through 2003;
- Certain estimates of proved and non-proved reserves and future production, revenue, operating costs, and capital investment prepared by management for the Company;
- An SEC reserve report as of December 31, 2000 prepared by Wright & Company, Inc.
- A trading history of the Company's common stock from May 28, 1997 to the present, and a comparison of that trading history with those of certain other publicly-traded companies we deemed relevant;

MERGERS & ACQUISITIONS

301 South College Street, 4th Floor, NC8905 • Charlotte, North Carolina 28288-8905 • Phone 704 715-6000 • Fax 704 715-6099

Annex B - Page 2

- The historical financial results and present financial condition of the Company compared with those of certain other publicly-traded companies we deemed relevant; and
- A comparison of the financial terms of the Proposed Transaction with the financial terms, to the extent publicly available, of certain comparable transactions we deemed relevant.

In addition, we have had discussions with the management of the Company concerning the Company's business, operations, assets, financial condition, prospects, reserves, production profiles, and exploration programs. We have also undertaken such other studies, analyses, and investigations that we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the forgoing financial and other information, and we have not assumed any responsibility for independent verification of such information. We have further relied upon the assurances of the Company's management that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Company's financial projections and the estimates of future production, revenue, operating costs, and capital investment prepared by the Company, we have assumed that such projections and estimates have been reasonably prepared and reflect the best currently available estimates and judgements of the Company's management as to the future performance of the Company. We have discussed the Company's financial projections with the management of the Company, but we assume no responsibility for and express no view as to the Company's financial projections or the assumptions upon which they are based. We have also assumed that the Company will perform substantially in accordance with such projections and estimates. In arriving at our opinion, we have not conducted any physical inspection of the properties and facilities of the Company, and have not made or been provided any evaluations or appraisals of the Company's assets or liabilities. In addition, you have not authorized us to solicit, and we have not solicited, any third-party indications of interest with respect to the purchase of all or a part of the Company's business.

In rendering our opinion, we have assumed that the Proposed Transaction will be consummated on the terms described in the Agreement, without any waiver of material terms or conditions. Our opinion is necessarily based on economic, market, financial, and other conditions, and the information made available to us as of the date hereof. Although subsequent developments may affect this opinion, we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion does not address the relative merits of the Proposed Transaction or the other business strategies considered by the Company's Board of Directors. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction.

First Union Securities, Inc. is an investment banking firm and an affiliate of First Union Corporation. We have had no role in the negotiation of any of the terms and conditions of the Proposed Transaction, nor have we acted as financial advisor to the Company in connection with the Proposed Transaction. We will receive a fee for the delivery of this opinion which is not contingent upon completion of the Proposed Transaction. We will also receive a success fee, contingent upon completion of the Proposed Transaction, for introducing EOG and the Company. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. In the ordinary course of our business, we may actively trade in the securities of the Company and EOG for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

The opinion expressed herein is solely for the information and use of the Board of Directors of the Company in connection with the Proposed Transaction and shall not confer any rights or remedies upon the shareholders of the Company or any other person or be used or relied upon for any other purpose. This opinion does not constitute a recommendation as to how any shareholder of the Company should respond to or vote on the Proposed Transaction. This opinion may not be summarized, excerpted from, or otherwise publicly referred to without prior written consent, except that this opinion may be reproduced in full or summarized in any proxy or information statement mailed or provided to the shareholders of the Company or in any other filing made under the federal securities laws.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above, and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the consideration to be received by the shareholders of the Company in the Proposed Transaction is fair, from a financial point of view.

Sincerely,

FIRST UNION SECURITIES, INC.

ANNEX C

TENNESSEE DISSENTERS' RIGHTS STATUTE

CHAPTER 23 OF THE TENNESSEE BUSINESS CORPORATIONS ACT

48-23-101 Definitions.

As used in this chapter, unless the context otherwise requires:

(1)   "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder;

(2)   "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer;

(3)   "Dissenter" means a shareholder who is entitled to dissent from corporate action under § 48-23-102 and who exercises that right when and in the manner required by part 2 of this chapter;

(4)   "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action;

(5) "Interest" means interest from the effective date of the corporate action that gave rise to the shareholder's right to dissent until the date of payment, at the average auction rate paid on United States treasury bills with a maturity of six (6) months (or the closest maturity thereto) as of the auction date for such treasury bills closest to such effective date;

(6) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation; and

(7) "Shareholder" means the record shareholder or the beneficial shareholder.

48-23-102 Right to dissent.

(a) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder's shares in the event of, any of the following corporate actions:

(1) Consummation of a plan of merger to which the corporation is a party:

(A) If shareholder approval is required for the merger by § 48-21-104 or the charter and the shareholder is entitled to vote on the merger; or

(B) If the corporation is a subsidiary that is merged with its parent under § 48-21-105;

(2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale;

(4) An amendment of the charter that materially and adversely affects rights in respect of a dissenter's shares because it:

(A) Alters or abolishes a preferential right of the shares;

(B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

(C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

(D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of   shares or other securities with similar voting rights; or

(E) Reduces the number of shares owned by the shareholder to a fraction of a share, if the fractional share is to be acquired for cash under § 48-16- 104; or

(5) Any corporate action taken pursuant to a shareholder vote to the extent the charter, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(b) A shareholder entitled to dissent and obtain payment for the shareholder's shares under this chapter may not challenge the corporate action creating the shareholder's entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

(c) Notwithstanding the provisions of subsection (a), no shareholder may dissent as to any shares of a security which, as of the date of the effectuation of the transaction which would otherwise give rise to dissenters' rights, is listed on an exchange registered under § 6 of the Securities Exchange Act of 1934, as amended, or is a "national market system security," as defined in rules promulgated pursuant to the Securities Exchange Act of 1934, as amended.

48-23-103 Dissent by nominees and beneficial owners.

(a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the record shareholder's name only if the record shareholder dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf the record shareholder asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the partial dissenter   dissents and the partial dissenter's other shares were registered in the names of different shareholders.

(b) A beneficial shareholder may assert dissenters' rights as to shares of any one (1) or more classes held on the beneficial shareholder's behalf only if the beneficial shareholder:

(1) Submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

(2) Does so with respect to all shares of the same class of which the person is the beneficial shareholder or over which the person has power to direct the vote.

48-23-201 Notice of dissenters' rights.

(a) If proposed corporate action creating dissenters' rights under § 48- 23-102 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

(b) If corporate action creating dissenters' rights under § 48-23-102 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in § 48-23-203.

(c) A corporation's failure to give notice pursuant to this section will not invalidate the corporate action.

48-23-202 Notice of intent to demand payment.

(a) If proposed corporate action creating dissenters' rights under § 48- 23-102 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights must:

(1) Deliver to the corporation, before the vote is taken, written notice of the shareholder's intent to demand payment for the shareholder's shares if the proposed action is effectuated; and

(2) Not vote the shareholder's shares in favor of the proposed action. No such written notice of intent to demand payment is required of any shareholder to whom the corporation failed to provide the notice required by § 48-23- 201.

(b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for the shareholder's shares under this chapter.

48-23-203 Dissenters' notice.

(a) If proposed corporate action creating dissenters' rights under § 48- 23-102 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of § 48-23-202.

(b) The dissenters' notice must be sent no later than ten (10) days after the corporate action was authorized by the shareholders or effectuated, whichever is the first to occur, and must:

(1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(3) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the principal terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not the person asserting dissenters' rights acquired beneficial ownership of the shares before that date;

(4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than one (1) nor more than two (2) months after the date the subsection (a) notice is delivered; and

(5) Be accompanied by a copy of this chapter if the corporation has not previously sent a copy of this chapter to the shareholder pursuant to § 48- 23-201.

48-23-204 Duty to demand payment.

(a) A shareholder sent a dissenters' notice described in § 48-23-203 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to § 48-23-203(b)(3), and deposit the shareholder's certificates in accordance with the terms of the notice.

(b) The shareholder who demands payment and deposits the shareholder's share certificates under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the effectuation of the proposed corporate action.

(c) A shareholder who does not demand payment or deposit the shareholder's share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for the shareholder's shares under this chapter.

(d) A demand for payment filed by a shareholder may not be withdrawn unless the corporation with which it was filed, or the surviving corporation, consents thereto.

48-23-205 Share restrictions.

(a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is effectuated or the restrictions released under § 48-23-207.

(b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the effectuation of the proposed corporate action.

48-23-206 Payment.

(a) Except as provided in § 48-23-208, as soon as the proposed corporate action is effectuated, or upon receipt of a payment demand, whichever is later, the corporation shall pay each dissenter who complied with § 48-23-204 the amount the corporation estimates to be the fair value of each dissenter's shares, plus accrued interest.

(b) The payment must be accompanied by:

(1) The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

(2) A statement of the corporation's estimate of the fair value of the shares;

(3) An explanation of how the interest was calculated;

(4) A statement of the dissenter's right to demand payment under § 48-23- 209; and

(5) A copy of this chapter if the corporation has not previously sent a copy of this chapter to the shareholder pursuant to § 48-23-201 or § 48-23- 203.

48-23-207 Failure to take action.

(a) If the corporation does not effectuate the proposed action that gave rise to the dissenters' rights within two (2) months after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b) If, after returning deposited certificates and releasing transfer restrictions, the corporation effectuates the proposed action, it must send a new dissenters' notice under § 48-23-203 and repeat the payment demand procedure.

48-23-208 After-acquired shares.

(a) A corporation may elect to withhold payment required by § 48-23-206 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the principal terms of the proposed corporate action.

(b) To the extent the corporation elects to withhold payment under subsection (a), after effectuating the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter's demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under § 48-23-209.

48-23-209 Procedure if shareholder dissatisfied with payment or offer.

(a) A dissenter may notify the corporation in writing of the dissenter's own estimate of the fair value of the dissenter's shares and amount of interest due, and demand payment of the dissenter's estimate (less any payment under § 48-23-206), or reject the corporation's offer under § 48-23-208 and demand payment of the fair value of the dissenter's shares and interest due, if:

(1) The dissenter believes that the amount paid under § 48-23-206 or offered under § 48-23-208 is less than the fair value of the dissenter's shares or that the interest due is incorrectly calculated;

(2) The corporation fails to make payment under § 48-23-206 within two (2) months after the date set for demanding payment; or

(3) The corporation, having failed to effectuate the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within two (2) months after the date set for demanding payment.

(b) A dissenter waives the dissenter's right to demand payment under this section unless the dissenter notifies the corporation of the dissenter's demand in writing under subsection (a) within one (1) month after the corporation made or offered payment for the dissenter's shares.

48-23-301 Court action.

(a) If a demand for payment under § 48-23-209 remains unsettled, the corporation shall commence a proceeding within two (2) months after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the two-month period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b) The corporation shall commence the proceeding in a court of record having equity jurisdiction in the county where the corporation's principal office (or, if none in this state, its registered office) is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(c) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(e) Each dissenter made a party to the proceeding is entitled to judgment:

(1) For the amount, if any, by which the court finds the fair value of the dissenter's shares, plus accrued interest, exceeds the amount paid by the corporation; or

(2) For the fair value, plus accrued interest, of the dissenter's after- acquired shares for which the corporation elected to withhold payment under § 48-23-208.

48-23-302 Court costs and counsel fees.

(a) The court in an appraisal proceeding commenced under § 48-23-301 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under § 48-23-209.

(b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable against:

(1) The corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of part 2 of this chapter; or

(2) Either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

Energy Search, Incorporated and Subsidiary

Consolidated Financial Report

with Additional Information

December 31, 2000

Energy Search, Incorporated and Subsidiary

Contents

Energy Search, Incorporated and Subsidiary

Independent Auditor's Report

To the Stockholders of
Energy Search, Incorporated and Subsidiary

We have audited the accompanying balance sheet of Energy Search, Incorporated and Subsidiary, (the "Company") as of Energy Search, Incorporated and Subsidiary and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Energy Search, Incorporated and Subsidiary, as of Energy Search, Incorporated and Subsidiary and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

/s/ Plante & Moran, LLP

Grand Rapids, Michigan
March 16, 2001

Energy Search, Incorporated and Subsidiary

Consolidated Balance Sheets

	December 31, 2000	December 31, 1999
Assets		
Current Assets		
Cash and cash equivalents	$ 3,544,369	$ 407,878
Restricted cash (Note E)	84,626	834,217
Accounts receivable (Note I)	1,505,190	781,542
Stock subscriptions receivable (Note F)	1,146,095	--
Other current assets	62,005	119,047
Total current assets	6,342,285	2,142,684
Oil and Gas Properties		
Proven properties	27,960,273	21,279,899
Unproven properties	695,501	235,281
Wells and related equipment	17,079,307	15,028,699
Less accumulated depreciation, depletion and amortization	(8,500,437)	(6,725,182)
Net oil and gas properties	37,234,644	29,818,697
Other Assets		
Other property and equipment, Net (Note C)	242,816	287,035
Deferred tax asset (Note D)	1,108,300	1,108,300
Other	521,275	531,211
Total other assets	1,872,391	1,926,546
Total assets	$ 45,449,320	$ 33,887,927
Liabilities and Shareholders' Equity		
Current Liabilities		
Current portion of long-term debt (Note E)	$ 100,800	$ 2,337,373
Accounts payable and accrued liabilities	2,078,210	1,104,865
Total current liabilities	2,179,010	3,442,238
Long-Term Debt - less current portion (Note E)	29,534,771	16,300,024
Shareholders' Equity (Notes F, G, H and J)		
Preferred stock - no par value, 5,000,000 shares authorized; Issued and outstanding: 1,760,640 and 769,517 shares of 9% redeemable convertible at December 31, 2000 and 1999, respectively	6,291,762	1,439,311
Common stock - no par value, 25,000,000 shares authorized; 4,545,959 and 4,356,376 shares issued and outstanding at December 31, 2000 and 1999, respectively	18,599,618	17,934,838
Additional paid-in capital	1,328,922	
Accumulated deficit	(12,484,763)	(5,228,484)
Total shareholders' equity	13,735,539	14,145,665
Total liabilities and shareholders' equity	$ 45,449,320	$ 33,887,927

See Notes to Consolidated Financial Statements.

Energy Search, Incorporated and Subsidiary

Consolidated Statements of Operations

	Year Ended December 31,		
	2000		**1999**
Revenue			
Oil and gas sales	$ 7,558,913	$	3,391,770
Management fees and other revenue (Note I)	74,429		86,000
Total revenue	7,633,342		3,477,770
Operating Expenses			
Production costs	1,906,838		972,799
Exploration costs	946,913		51,150
Depreciation, depletion and amortization	2,644,485		2,511,266
Impairment charges (Notes A and F)	2,616,127		688,663
Interest	2,229,929		1,059,231
Employee stock-based compensation	1,328,922		--
General and administrative	2,617,004		1,546,612
Total operating expenses	14,290,218		6,829,721
Net Loss from Operations	(6,656,876)		(3,351,951)
Other Income (Expense)			
Program subsidies (Note I)	--		(104,303)
Equity in income of related partnerships (Note B)	--		36,215
Total other income (expense)	--		(68,088)
Net Loss before Income Taxes	(6,656,876)		(3,420,039)
Income Tax Benefit (Note D)	--		222,300
Net Loss from Continuing Operations	(6,656,876)		(3,197,739)
Discontinued Operations			
Loss from operations of discontinued business segment, net of income tax of $983 in 2000 and $(2,300) in 1999 (Note L)	(33,537)		(30,237)
Loss on disposal of business segment, net of income tax of $-0- (Note L)	(167,649)		--
Total discontinued operations	(201,186)		(30,237)
Net Loss	$ **(6,858,062)**	$	**(3,227,976)**
Basic and Diluted Loss Per Common Share:			
Net loss from continuing operations	$ (1.57)	$	(0.78)
Discontinued operations	(0.05)		(0.01)
Net loss	$ **(1.62)**	$	**(0.79)**

See Notes to Consolidated Financial Statements

Energy Search, Incorporated and Subsidiary

Consolidated Statements of Stockholders' Equity

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount			
Balance – January 1, 1999	175,547	$ 847,707	4,017,308	$ 17,206,862	$ --	$ (1,913,613)	$ 16,140,956
Issuance of common stock (Note G)	--	--	339,068	727,976	--	--	727,976
Issuance of preferred stock (Note F)	593,970	591,604	--	--	--	--	591,604
Dividends on redeemable convertible preferred stock	--	--	--	--	--	(86,895)	(86,895)
Net loss for the year ended December 31, 1999	--	--	--	--	--	(3,227,976)	(3,227,976)
Balance – December 31, 1999	769,517	1,439,311	4,356,376	17,934,838	--	(5,228,484)	14,145,665
Issuance of common stock (Note G)	--	--	142,652	343,795	--	--	343,795
Issuance of preferred stock (Note F)	991,123	4,852,451	--	--	--	--	4,852,451
Dividends on redeemable convertible preferred stock (Note G)	--	--	46,931	320,985	--	(398,217)	(77,232)
Effect of variable accounting for stock options (Note A)	--	--	--	--	1,328,922	--	1,328,922
Net loss for the year ended December 31, 2000	--	--	--	--	--	(6,858,062)	(6,858,062)
Balance – December 31, 2000	**1,760,640**	**$ 6,291,762**	**4,545,959**	**$ 18,599,618**	**$ 1,328,922**	**$ (12,484,763)**	**$ 13,735,539**

See Notes to Consolidated Financial Statements.

Energy Search, Incorporated and Subsidiary

Consolidated Statements of Cash Flows

| | Year Ended December 31, | |
	2000	1999
Cash Flows from Operating Activities		
Net loss	$ (6,858,062)	$ (3,227,976)
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation, depletion and amortization expense	2,644,485	2,511,266
Loss on impairment of long-lived assets	2,616,127	688,663
Loss on discontinued operation	167,649	--
Stock compensation expense	233,787	190,939
Stock-based compensation expense	1,328,922	--
Dry holes and abandonments of previously capitalized oil and gas properties	890,090	--
Equity in income of related partnerships	--	(36,215)
Deferred taxes	--	(222,300)
(Increase) decrease in assets:		
Accounts receivable and due from Partnerships	(723,648)	136,187
Other current assets	57,042	(28,821)
Other assets	4,335	4,286
Increase in liabilities:		
Accounts payable and accrued liabilities	973,345	472,188
Net cash provided by operating activities	1,334,072	488,217
Cash Flows from Investing Activities		
Purchase of proven properties	(9,381,956)	(5,738,412)
Purchase of wells and related equipment	(3,557,109)	(3,679,425)
Purchase of other property and equipment	(70,332)	(80,162)
Distributions from affiliated partnerships	3,020	45,602
Purchase of oil and gas leases	--	(25,665)
Net cash used in investing activities	(13,006,377)	(9,478,062)

See Notes to Consolidated Financial Statements.

Energy Search, Incorporated and Subsidiary

Consolidated Statements of Cash Flows (Continued)

| | Year Ended December 31 | |
	2000	1999
Cash Flows from Financing Activities		
Gross proceeds from issuance of preferred stock	3,528,905	--
Payments on stock issuance costs - Preferred stock	(387,041)	(16,636)
Proceeds from issuance of long-term debt	11,247,014	19,039,344
Payment of dividends on preferred stock	(77,232)	(86,895)
Payment of loan issue costs	(3,601)	(422,899)
Payments on long-term debt	(248,840)	(8,876,723)
Net cash provided by financing activities	14,059,205	9,636,191
Net Increase in Cash and Cash Equivalents	2,386,900	646,346
Cash and Cash Equivalents – Beginning of year	1,242,095	595,749
Cash and Cash Equivalents – End of year	$ **3,628,995**	$ **1,242,095**
Supplemental Cash Flow Disclosures		
Cash paid for interest	$ 2,540,815	$ 1,017,128
Cash paid for income taxes	--	--
Significant noncash activities:		
Issuance of common stock for purchase of properties	210,000	537,037
Issuance of preferred stock for purchase of properties	464,500	608,240
Purchase of working interests from officers with notes payable	--	225,000
Investments transferred to proved properties in roll-ups	111,300	979,179
Preferred stock dividends paid in common stock	320,985	--

See Notes to Consolidated Financial Statements.

Note A – Summary of Significant Accounting Policies

Nature of Operations - Energy Search, Incorporated and Subsidiary (the "Company") consists of Energy Search, Incorporated (ESI) and, until December 2000, Equity Financial Corporation (EFC), a wholly owned subsidiary acquired May 1, 1997.

ESI is engaged in the exploration, development, production and marketing of oil and natural gas in the Appalachian Basin area including southeastern Ohio and southern West Virginia. ESI's revenue is primarily derived from the sale of natural gas and crude oil from wells in which it has working interest, the transmission of natural gas through a pipeline and gathering system, and, to a lesser extent, the management and operation of oil and gas wells. Management's primary focus is the development of the Company's reserves and acquisition of primarily proved undeveloped properties for exploitation.

EFC was engaged in the operations of providing investment advice and brokering and dealing in stocks, bonds, and other securities in the east Tennessee region. EFC used a clearing broker on a fully disclosed basis to execute trades. See Note L for discussion of disposition of this operation.

Principles of Consolidation - The consolidated financial statements include the accounts of ESI and its wholly owned subsidiary, EFC. All significant inter-company balances and transactions have been eliminated in consolidation.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Oil and Gas Properties - ESI uses the successful efforts method of accounting for oil and gas producing activities. Acquisition costs for proved and unproved properties are capitalized when incurred. Costs of unproved properties are transferred to proved properties when proved reserves are discovered. Exploration costs, including geological and geophysical costs and costs of carrying and retaining unproved properties, are charged to expense as incurred.

Exploratory drilling costs are capitalized initially; however, if it is determined that an exploratory well does not contain proved reserves, such capitalized costs are charged to expense as dry hole costs at that time.

Note A – Summary of Significant Accounting Policies (Continued)

In 2000 and 1999, the Company incurred certain indirect costs that management believes are related to the acquisition, exploration and development of oil and gas properties. The Company has capitalized some of these costs incurred in connection with properties acquired by the Company for its own portfolio. In 2000 and 1999, the Company capitalized approximately $951,000 and $1,174,000 of indirect costs, respectively. In addition, in 2000 and 1999, $415,000 and $123,000 of interest costs were capitalized to proven properties, respectively.

All intangible and tangible drilling costs for successful development wells drilled with the Company's capital are capitalized. Intangible drilling costs are the expense for labor, fuel, repair, hauling, rig rental and supplies used in the drilling of a well. Tangible costs are equipment such as casing, tubing, pumps, tanks and other equipment installed on a well. Costs incurred to operate and maintain wells and equipment and to lift oil and gas to the surface are generally expensed.

Oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment. Because the individual wells are generally insignificant and the Company's business is primarily drilling development wells, the impairment test is performed on a field basis. In 2000 and 1999 respectively, $2,616,127 and $688,663 was charged to expense due to impairment of oil and gas properties. Proved properties represent purchased working interests in producing oil and gas wells, costs to acquire oil and gas leases and intangible well development costs. Oil and gas properties are depreciated and depleted by the units-of-production method using estimates of proven reserves. Because of inherent uncertainties in estimating proven reserves, estimates of depletion and depreciation could change significantly.

Other Property and Equipment - Other property and equipment are recorded at cost. Major additions and improvements are capitalized, while repairs, replacements and maintenance that do not improve or extend the life of the respective assets are expensed. Depreciation is computed under accelerated methods over the estimated useful lives.

Energy Search, Incorporated and Subsidiary

Note A – Summary of Significant Accounting Policies (Continued)

Hedging - In order to mitigate the impact of market price fluctuations, the Company utilizes hedges (swap agreements) for a significant portion of its natural gas production. Gains or losses on these agreements are recognized as adjustments to sales revenue when the related transactions being hedged are finalized. The cash flows from such agreements are included in operating activities in the consolidated statement of cash flows.

The Company participated in natural gas hedges covering 3,850 MMBTU per day (January – March) and 4,900 MMBTU per day (April – June) via a costless collar agreement with a put option of $2.45 and a call option of $2.88 per MMBTU during the current year. In addition, the Company entered into a natural gas hedge covering 4,000 MMTBU per day at a fixed price of $3.72 per MMBTU beginning in July 1, 2000 and expiring June 30, 2002. The impact of these hedges reduced the Company's average natural gas price by $0.63 to $3.60 per Mcf for 2000.

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"). The FASB has subsequently issued Statement Nos. 137 and 138, which are amendments to SFAS No. 133. As amended, SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133, as amended, requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement. Companies must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

As amended, SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. The Company will adopt SFAS No. 133, beginning January 1, 2001, and has begun the process of evaluating its contracts for derivatives and embedded derivatives. The Company believes its swaps are highly effective and therefore would qualify as hedges under SFAS No. 133, as amended. Had the Company already adopted SFAS No. 133, as amended, it would have been required (as it will be required beginning January 1, 2001) to record these natural gas swaps at fair value on its balance sheet as a liability of approximately $3.8 million, with an offsetting entry included in "Other Comprehensive Income".

Energy Search, Incorporated and Subsidiary

Note A – Summary of Significant Accounting Policies (Continued)

Income Taxes - The Company accounts for income taxes following the liability method. A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns. Deferred tax liabilities or assets are recognized for the estimated future tax effect of temporary differences between book and tax accounting and operating loss and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Fair Value of Financial Instruments - A summary of the methods and significant assumptions used to estimate the fair value of financial instruments is as follows:

- **Short-Term Financial Instruments** - The fair value of short-term financial instruments, including cash, trade accounts receivable and trade accounts payable, approximate their carrying amounts in the financial statements due to the short maturity of such instruments.

- **Notes Payable and Long-Term Debt** - Based on interest rates currently available to the Company for debt instruments with similar terms and remaining maturities, the fair values of notes payable and long-term debt approximate their carrying amounts in the financial statements.

Stock Options and Warrants - The Company has stock option and stock warrant plans (Notes H and J). Options and warrants granted to employees are accounted for using the intrinsic value method, under which compensation expense is recorded at the amount by which the market price of the underlying stock at the grant date exceeds the exercise price of an option. When certain changes are made to fixed employee option or warrant awards, a new intrinsic value measurement is required to measure compensation expense, if any, based on the changes. In addition, certain changes to fixed employee option or warrant awards may require a change to variable award accounting. Due to the requirement to account for certain previously fixed awards as variable, $1,328,922 was charged to expense in 2000. Further, income or expense will be recognized at each future reporting date based on the change in the intrinsic value of these options. Options and warrants granted to non-employees are accounted for using the fair value method.

Basic Net Loss Per Common Share - Basic net loss per common share is based on net loss available to common stockholders (net income less preferred stock dividends) divided by the weighted average number of common shares outstanding during the period (4,487,244 and 4,198,364 in 2000 and 1999, respectively).

Energy Search, Incorporated and Subsidiary

Note A – Summary of Significant Accounting Policies (Continued)

Diluted Net Loss Per Common Share - Diluted net loss per common share is based on net loss before dividends divided by the weighted average number of common shares outstanding plus dilutive potential common shares outstanding during the period. Potential dilutive shares, consisting of stock options (Note J), warrants (Note H), and convertible preferred stock (Note F), were not included in the computation of diluted net loss per common share in 2000 or 1999 because to do so would have been antidilutive.

Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Certain amounts of the Company's cash are restricted in accordance with its debt agreements; see Note E.

Reclassifications - Certain reclassifications have been made to 1999 amounts to conform to 2000 presentations.

Note B – Affiliated Oil and Gas Partnerships

ESI had sponsored the formation of partnerships for the purpose of conducting oil and gas exploration, development, and production activities on certain oil and gas properties. Such partnerships included the Energy Search Natural Gas 1993 L.P., the Energy Search Natural Gas 1993-A L.P., the Energy Search Natural Gas 1994 L.P., the Energy Search Natural Gas 1994-A L.P., the Energy Search Natural Gas 1995 L.P., the Energy Search Natural Gas 1995-A L.P., the Energy Search Natural Gas 1996 L.P., the Energy Search Natural Gas 1996-A L.P., Natural Gas 1997 L.P., Natural Gas 1997-A L.P., and the Natural Gas 1998 L.P., all of which were liquidated in 2000 and 1999 through the Company's acquisition of the affiliated partnership working interests (Notes F and G).

In 1993, ESI also sponsored the formation of the ESI Pipeline Operating L.P. (the Operating Partnership), which purchased a portion of ESI's gas pipeline and gathering system, and the ESI Natural Gas Pipeline Income L.P. (the Pipeline Partnership). During 1999, the Operating Partnership and the Pipeline Partnership were both liquidated through the Company's acquisition of the affiliated partnership working interests (Note F). Total assets and equity of the related partnerships in the aggregate were $121,129 and $121,129, respectively, at December 31, 1999.

ESI's share of net income for its equity investee affiliated partnerships for the years ended December 31, 2000 and 1999, were $-0- and $36,215, respectively, including amounts earned prior to affiliated partnership roll-ups in 2000 and 1999.

Note C – Property and Equipment

The principal categories of property and equipment are as follows:

	2000	1999	Depreciable Life-Years
Machinery and equipment	$ 41,005	$ 41,005	5
Office furniture, equipment and software	279,692	318,177	5
Airplane	181,838	181,838	5
Vehicles	313,020	264,739	5
Total cost	815,555	805,759	
Less accumulated depreciation	572,739	518,724	
Net carrying amount	$ 242,816	$ 287,035	

Depreciation expense totaled $84,226 and $81,086 for the years ended December 31, 2000 and 1999, respectively.

Note D – Income Taxes

ESI and its subsidiary file a consolidated federal income tax return. The following is a summary of the provisions for income taxes for the years ended December 31:

	2000	1999
Current tax benefit	$ --	$ 2,300
Deferred tax benefit	2,627,200	1,322,900
Change in valuation allowance	(2,627,200)	(1,100,600)
Total income tax benefit	$ --	$ 224,600

Energy Search, Incorporated and Subsidiary

Note D – Income Taxes (Continued)

The following is a reconciliation of the statutory federal income tax rate to the Company's effective tax rate:

	2000	1999
	(percent)	
Income tax at federal statutory rate	34.0	34.0
State income tax, net of federal benefit	6.0	6.0
Change in valuation allowance for deferred tax assets	(40.0)	(32.5)
Other	--	(1.0)
Actual effective tax rate	--	6.5

The significant components of ESI's deferred tax assets and liabilities are as follows:

	2000	1999
Deferred tax assets:		
Accounting for equity investments	$ --	$ 3,900
Pipeline and equipment	125,200	125,200
Federal net operating loss	6,093,700	3,595,500
State net operating loss	223,700	192,500
Impairment charges	1,123,600	234,100
Geological and engineering costs	118,600	100,000
Intrinsic value of stock options	451,800	--
Other	1,900	1,600
Total deferred tax asset	8,138,500	4,252,800
Valuation allowance for deferred tax assets	(3,727,800)	(1,100,600)
Deferred tax liabilities:		
Depreciation and pooling of capital	1,240,500	1,083,600
Intangible drilling costs	2,059,000	958,200
Other	2,900	2,100
Total deferred tax liabilities	3,302,400	2,043,900
Net deferred tax asset	$ 1,108,300	$ 1,108,300

Note D – Income Taxes (Continued)

At December 31, 2000, the Company has federal and state operating loss carryforwards of approximately $17,868,000 and $3,673,000 respectively, that expire between 2005 and 2020. These carryforwards are available to offset future taxable income.

Note E – Long-Term Debt

Long-term debt consisted of the following at December 31:

	2000	1999
Line of credit with SPS, with an available balance of $75,000,000 at December 31, 2000. Collateralized by lien on oil and gas property, interest is payable monthly at 11.0%. Principal payments are required if net cash flows exceed certain threshholds. This agreement expires March 2007	$ 29,266,358	$ 18,019,344
Note payable to bank, collateralized by equipment, payable in monthly installments of $8,400, including interest at 7.75%, with any unpaid principal balance due December 5, 2003	369,213	438,053
Note payable to officers, interest payable at 10.0% with any unpaid principal balance due December 31, 2001	--	180,000
Total	29,635,571	18,637,397
Less current portion	100,800	2,337,373
Total long-term debt	$ 29,534,771	$ 16,300,024

Note E – Long-Term Debt (Continued)

The Company is subject to various loan covenants in connection with notes payable described above including but not limited to requirements on its working capital, capital expenditures, debt coverage ratio, restrictions on payment of dividends and restrictions on certain cash balances.

Cash received from oil and gas sales is segregated into a separate cash account and the Company must submit requests for reimbursement from the bank for certain operating expenses and principal and interest payments. In addition, the purpose for additional draws on the line of credit in place at December 31, 2000, must be approved by the lender.

The line-of-credit agreement entitles the lender to receive a 3 percent overriding royalty interest on all of the Company's oil and gas production. In addition, the agreement provides the lender with the first option to purchase and market all natural gas produced from Company wells, provided it can do so on purchase terms no less favorable than the Company could obtain marketing its own natural gas.

The Company's debt agreement stipulates repayment of principal based on a formula derived from monthly operating cash flows. Principal maturities of long-term debt at December 31, 2000, are forecasted as follows:

2001	$	100,800
2002		650,800
2003		7,807,613
2004		6,960,194
2005		6,017,279
Thereafter		8,098,885
Total	$	29,635,571

Energy Search, Incorporated and Subsidiary

Note F – Preferred Stock

Redeemable Convertible Preferred Stock - In 2000, the Company initiated a private placement offering of up to 850,000 shares of 9 percent redeemable convertible preferred stock at $5.50 per share. The offering was terminated on December 31, 2000. The Company raised $4,288,000, net of issue costs of approximately $387,000, and sold 850,000 shares of preferred stock under the offering. Of the total amount raised, $1,146,095 had not been received from the escrow agent before December 31, 2000, but was received by the Company as of February 22, 2001.

The preferred shares have a liquidation and dividend preference over the Company's common stock, are of equivalent dividend and liquidation priority with all previously issued and outstanding shares of the Company's 9 percent redeemable convertible preferred stock, and are convertible to common stock at the option of the holder at any time at a rate of 1.0 common share for each preferred share converted. Conversion of the preferred shares to common stock will automatically occur in the event the Company is acquired or is the subject of a business combination in which substantially all assets of the Company are acquired by unaffiliated purchasers or greater than 50 percent of the outstanding beneficial interest of the Company's common stock is acquired by unaffiliated purchasers.

The holders of the 2000 series of preferred shares may require the Company to redeem the preferred shares if, at any time, the Company publicly announces that it will be acquired or is the subject of a business combination, as defined above. The redemption price in such an event will be 100 percent of the issue price of the preferred shares plus accrued and unpaid dividends.

The preferred shares are redeemable at the sole option of the Company any time after September 30, 2001, provided the average trading closing price for the Company's common stock exceeds 130 percent of the issue price of the preferred shares over any five consecutive trading day period commencing after September 30, 2001. The redemption price for the preferred shares will be 100 percent of the issue price for the preferred shares, plus accrued but unpaid dividends. The Company will provide the holders of preferred shares 30 days written notice of its intent to redeem the preferred shares during which time the holders may, at their option, convert their preferred shares to common stock.

Note F – Preferred Stock (Continued)

Affiliated Partnership Roll-Up - During 2000, the Company completed the acquisition of working interests (the "Subject Interests") in the remaining gross natural gas or oil wells that were being operated by the Company. The Subject Interests were owned in the following affiliated partnerships: Natural Gas 1997 L.P. (the "97 L.P"), Natural Gas 1997-A L.P. (the "97-A L.P."), and the Natural Gas 1998 L.P. (the "98 L.P."). The Company issued 141,123 shares of 9 percent redeemable convertible preferred stock to acquire these interests. The preferred shares were recorded at $564,492 based on the value of the working interests acquired.

Effective December 31, 1999, the Company closed the acquisition of the Subject Interests in a total of 13 gross natural gas or oil wells and a pipeline that were being operated by the Company. The Subject Interests were owned by the following affiliated partnerships: Natural Gas Pipeline Income L.P., the Natural Gas/Tax Credit 1996 L.P. (the "96 L.P."), and the Natural Gas/Tax Credit 1996-A L.P. (the "96-A L.P.").

To acquire the pipeline, the Company issued 428,520 shares of 9 percent redeemable convertible preferred stock. The preferred shares were recorded at $423,240 based on the fair value of the pipeline acquired. In recording this acquisition the Company concluded it had an impairment in its receivable from an investment in the pipeline and recorded an impairment loss of approximately $640,000 in 1999.

To acquire the interests of the 96 L.P. and the 96-A L.P. in 1999, the Company issued 165,450 shares of 9 percent redeemable convertible preferred stock. The preferred shares were recorded at $185,000 based on the fair value of the working interests in the wells acquired. In recording this acquisition the Company concluded it had an impairment in its receivable from an investment in the partnerships and recorded an impairment loss of approximately $50,000 in 1999.

Note G – Common Stock

Stock Issued to Employees and Non-Employees – During 2000, the Company issued 24,998 shares of common stock to employees for past services rendered. In addition, the Company issued 12,654 shares of common stock to non-employees for past services rendered. The Company charged $133,795 to operations during 2000 for the issuance of this stock.

Note G – Common Stock (Continued)

During 1999, the Company issued 86,469 shares of common stock to employees for past services rendered. In addition, the Company issued 7,119 shares of common stock to non-employees for past services rendered. The Company charged $190,939 to operations during 1999 for the issuance of this stock.

Stock Issued to Secure Financing - During 2000, the Company issued 105,000 shares of common stock to its primary lender to secure financing for the acquisition of proved properties. Accordingly, the Company has capitalized $210,000 which it is amortizing over the life of the loan commitment.

Stock Issued in Payment of Preferred Dividends - During 2000, the Company issued 46,931 shares of common stock to holders of the Company's 9 percent redeemable convertible preferred stock. As a result of these dividends, common stock and accumulated deficit were increased by $320,985.

Affiliated Partnership Roll-Ups - Effective January 1, 1999, the Company closed the acquisition of working interests (the "Subject Interests") in a total of 93 gross natural gas or oil wells that were being operated by the Company. The Subject Interest were owned by the following affiliated partnerships: the Natural Gas/Tax Credit 1993 L.P., the Natural Gas/Tax Credit 1993A L.P., the Natural Gas/Tax Credit 1994 L.P., the Natural Gas/Tax Credit 1994A L.P., the Natural Gas/Tax Credit 1995 L.P., the Natural Gas/Tax Credit 1995A L.P. The Company paid aggregate purchase consideration amounting to $708,948 for the Subject Interests, which was comprised of $504,815 in Company common stock (229,955 shares) and $204,133 in cash.

The Company's acquisition of the Subject Interests from affiliated partnerships followed a group of similar transactions (the "Minor Interest Acquisitions") pursuant to which the Company acquired minor working interests and overriding royalty interests in the wells from three individuals. The Minor Interest Acquisitions had an effective date of October 1, 1999. The Company paid aggregate purchase consideration amounting to $32,222 of common stock (15,525 shares) for the Minor Interest Acquisitions.

Energy Search, Incorporated and Subsidiary

Note H – Stock Warrant Plans

Regulation D Warrants - As part of ESI's private offering of common stock that took place in October 1997, 74,996 warrants were issued to unaffiliated parties pursuant to the Placement Agent Agreement. The warrants entitle each holder to purchase one share of common stock and are exercisable at $7 per share at any time up to October 27, 2002. During 1999, 13,925 of the regulation D warrants were re-priced at $4.50 per share. The number, type of security and the exercise price is subject to adjustment upon occurrence of certain events including consolidation, merger, subdivision or combination of shares and issuance of stock dividends. None of these warrants have been exercised at December 31, 2000.

Series W-1 Warrants - The Company issued 100,000 warrants to Southern Producer Services, L.P. pursuant to a new financing agreement in 1999. Each warrant entitles the holder to purchase one share of common stock, exercisable at $6.50 per share at any time up to June 23, 2004. The number, type of security and the exercise price is subject to adjustment upon occurrence of certain events including consolidation, merger, subdivision or combination of shares and issuance of stock dividends. As of December 31, 2000, the adjusted exercise price of these warrants was $4.00 per warrant share, and the Company was committed to issue warrants to purchase approximately 23,451 additional shares to Southern Producer Services. None of these warrants have been exercised at December 31, 2000.

The following is a summary of stock warrant activity with unaffiliated parties:

	Number of Warrants	Exercise Price	Expiration Date
Outstanding - January 1, 1999	1,274,996	$ 7.72-7.00	January 30, 2002- October 27, 2002
Retired	(13,925)	$ 7.00	October 27, 2002
Reissued	13,925	$ 4.50	October 27, 2002
Granted	100,000	$ 6.50	June 23,2004
Outstanding - December 31, 1999 and 2000	1,374,996		

Energy Search, Incorporated and Subsidiary

Note I – Related-Party Transactions

In its role as operator of the oil and gas wells previously owned by various related partnerships, ESI charged a monthly wellhead and administrative fee of between $100 and $300 for each producing well. These fees totaled $4,600 and $46,100 for 2000 and 1999, respectively. In its role as general partner of the Operating Partnership (Note B), ESI charged the partnership a management fee of $2,500 per month for 1999. These fees totaled $25,000 for 1999. The monthly management fee was terminated December 31, 1999, in conjunction with the roll-up of the Operating Partnership (Note B).

During 1999, the Company issued a note totaling $225,000 to three officers for their interests in various properties and their rights to invest in future properties.

The Company, in its discretion and given the business environment existing at the time, chose not to collect certain amounts due from partnerships and also paid certain expenses due to others on behalf of partnerships. ESI is under no legal or contractual obligation to continue this activity, and there is no expectation that it will continue in future years.

The following is a summary of expenses paid on behalf of the partnerships and advances forgiven for the years ended December 31:

	2000	1999
Expenses paid on behalf of partnership	$ --	$ 104,303
Advances forgiven	$ 2,442	$ 18,452

ESI had the contractual right to charge partnership administrative fees and production operating fees in excess of the aggregate amounts charged to the partnerships during 2000 and 1999.

Note J – Employee Benefit and Stock-Based Compensation Plans

Employee Benefit Plan - The Company sponsors a simplified employee pension plan (SEP) for qualifying employees. Employee contributions to individual retirement plans may not exceed the greater of 15 percent of employee earnings or $22,500 per year per employee. The Company contributed $34,657 and $36,197 to the SEP during 2000 and 1999, respectively.

Non-employee Options - The Company issued 70,125 options to non-affiliated parties during 2000 for services rendered. Each option entitles the holder to purchase one share of common stock at an exercise price of $5.50 per share. These options expire December 31, 2005.

The Company issued 6,695 options to non-affiliated parties during 1999 for services rendered. Each option issued entitles the holder to purchase one share of common stock at an exercise price of $4.50-$6.50 per share. The options expire July 20, 2004.

The Company issued 2,500 options each to the two outside directors during 1998. Options issued in 1998 were retired and reissued at an exercise price of $4.50 in 1999 and entitle the holder to purchase one share of common stock. The options expire January 30, 2004.

Employee Option Plan - The Company has a fixed employee stock-based compensation plan under which the Company granted options in 2000 for 330,000 shares of restricted common stock with an exercise price of $5.50 per share. These options vest over five years and expire in the fifth year.

Also during 2000, the Company extended the expiration dates of all its outstanding employee options. All such options now expire December 31, 2005.

In 1999, the Company granted options for 47,958 shares of restricted common stock. The exercise prices range from $4.25 to $4.50 per share and vest immediately upon grant.

In 1998, the Company granted options for 22,500 shares of restricted common stock under the fixed employee stock-based compensation plan. The exercise price of each option was re-priced to $4.50 per share in 1999. The term of these options is five years starting in 1998 and the options vest at 4,500 shares per year.

Note J – Employee Benefit and Stock-Based Compensation Plans (Continued)

Officer Warrant Plan - The Company also has a fixed executive officer stock-based compensation plan under which executive officers have been granted warrants for the purchase of up to 450,000 shares of restricted common stock. During 1999, the Company replaced the outstanding warrants with options, issued under the Company's employee stock-based compensation plan. The exercise price of each option is $4.50 per share, re-priced from $8.00 per share. The options vest at 30,000 shares per officer per year, and expirations were extended during 2000 to December 31, 2005.

The Company applies intrinsic value accounting to its fixed stock-based compensation plans. Had compensation cost been determined using the fair value method, net loss from continuing operations would have been $(6,710,841) and $(3,746,116) for 2000 and 1999, respectively, and basic and diluted loss per share would have been $(1.58) and $(0.89) for 2000 and 1999, respectively. The fair value of the warrants and options was determined using the Black-Scholes model with application of an additional 30 percent discount due to the fact that the shares are restricted. Assumptions made in estimating the fair value include: risk-free interest rate of 6 percent, expected expiration of the warrants of December 31, 2005, expected price volatility of 20 percent, and dividend yield of -0- percent. As discussed in Note A, the Company recognizes currently income or expense reflecting the change in the intrinsic value of the exercisable options subject to variable accounting.

Energy Search, Incorporated and Subsidiary

Note J – Employee Benefit and Stock-Based Compensation Plans (Continued)

The following is a summary of the activity of the fixed and variable stock-based compensation plans during 2000:

	Number of Shares	Weighted Average Exercise Price
Outstanding - January 1, 1999	543,150	$ 7.53
Retired	(538,150)	7.53
Reissued	538,150	4.50
Granted	1,195	6.50
Granted	5,500	4.50
Granted	2,958	4.50
Granted	45,000	4.25
Outstanding - December 31, 1999	597,803	4.50
Granted	270,000	5.50
Granted	60,000	5.50
Granted	70,125	5.50
Outstanding at December 31, 2000	997,928	$ 4.91
Exercisable at December 31, 2000	568,928	$ 4.63

Weighted average per share fair value of options granted during 2000	$ 1.91	

The following is a summary of the status of the fixed and variable options outstanding at December 31, 2000:

Outstanding Options			Exercisable Options		
Exercise Price	Number	Weighted Average Remaining Contractual Life	Exercise Price	Number	Weighted Average Remaining Contractual Life
$4.25	45,000	5	$4.25	45,000	5
$4.50	546,608	5	$4.50	447,608	5
$5.50	400,125	5	$5.50	70,125	5
$6.50	6,195	2	$6.50	6,195	2

Energy Search, Incorporated and Subsidiary

Note K – Commitments, Contingencies and Concentrations

Geographic Concentration - The Company plans to increase its oil and gas reserves by continued developmental drilling in southeastern Ohio in the area serviced by its gas gathering system, its Dupont Field and its Beaver Coal Company Lease in Wood and Raleigh counties, West Virginia, respectively. The Company may also undertake activities elsewhere in the Appalachian Basin and the mid-continent region of the United States. It plans to drill an increasing number of wells for its own account.

Note L – Discontinued Operation

In December 2000, the Company discontinued its brokerage service operation and disposed of all related assets. The Company's earnings for 2000 include a one-time charge of $167,649 related to this disposal. The disposition of these operations represents the disposal of a business segment. Accordingly, results of this operation have been classified as discontinued, and prior period amounts have been restated.

Net sales and income from the discontinued operation are as follows:

	2000	1999
Net revenue	$ 699,506	$ 457,202
Loss before income taxes	(32,554)	(32,537)
Income tax expense (benefit)	983	(2,300)
Loss from discontinued operation	$ (33,537)	$ (30,237)

Assets and liabilities of the discontinued operation are as follows:

	2000	1999
Current assets	$ 255,534	$ 226,150
Property and equipment, net	4,316	8,269
Current liabilities	84,192	25,224
Net assets of discontinued operation	$ 175,658	$ 209,195

Supplementary Information

To the Stockholders of
Energy Search, Incorporated and Subsidiary

We have audited the financial statements of Energy Search, Incorporated and Subsidiary for the years ended Energy Search, Incorporated and Subsidiary. The accompanying schedules of Costs Incurred in Oil and Gas Producing Activities and Estimates of Natural Gas and Oil Reserves on pages 26 through 29 are not a required part of the basic financial statements of Energy Search, Incorporated, but constitute additional supplementary information required by the Financial Accounting Standards Board. We have applied certain limited procedures, which consisted principally of inquiries of management regarding the methods of measurement and presentation of the supplementary information. However, we did not audit the information and express no opinion on it.

/s/ Plante & Moran, LLP

Grand Rapids, Michigan
March 16, 2001

Cost Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities

The following costs are comprised of both capitalized and expensed costs included in the balance sheet and income statement.

| | Year Ended December 31, | |
	2000	1999
Property acquisition costs	$ 2,314,460	$ 3,221,780
Exploration costs	$ 1,085,579	$ 76,815
Developments costs	$ 10,215,648	$ 6,810,971

Estimates of Natural Gas and Oil Reserves

The following estimates of proven developed natural gas and oil reserve quantities and related standardized measure of discounted net cash flow are estimates prepared by an independent petroleum engineer on behalf of the Company's engineer as of December 31, 2000 and 1999. They do not purport to reflect realizable values or fair market values of ESI's reserves. ESI emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of producing oil and gas properties. Accordingly, these estimates are expected to change as future information becomes available.

Proven reserves are estimated reserves of crude oil (including condensate and natural gas liquids) and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proven developed reserves are those expected to be recovered through existing wells, equipment and operating methods.

The standardized measure of discounted future net cash flows is computed by applying year-end prices of oil and gas to the estimated future production of proven oil and gas reserves, less estimated future expenditures (based on year-end costs) to be incurred in developing and producing the proven reserves, less estimated future severance tax expenses and assuming continuation of existing economic conditions. The estimated future net cash flows are then discounted using a rate of 10 percent per year to reflect the estimated timing of the future cash flows.

Estimates of Natural Gas and Oil Reserves (Continued)

	Oil (BBL)	Gas (MCF)
Proven, developed and undeveloped reserves:		
January 1, 1999	44,554	43,493,054
Revisions and other changes	9,652	611,840
Extensions and discoveries	74,854	8,871,816
Purchases and sales of reserves	372,611	9,259,534
Production	(20,432)	(1,488,334)
December 31, 1999	481,239	60,747,910
Revisions and other changes	13,011	(2,877,608)
Extensions and discoveries	132,694	9,148,000
Purchases and sales of reserves		6,258,633
Production	(23,151)	(1,921,785)
December 31, 2000	**603,793**	**71,355,150**
Proven developed reserves (1):		
December 31, 1999	224,171	25,720,380
December 31, 2000	340,898	28,884,000
Equity interest in proven reserves (2):		
December 31, 1999	--	2,690
December 31, 2000	--	--

(1) These reserves are owned directly by the Company.
(2) These are reserves owned indirectly by the Company through its interests in affiliated
 partnerships.

Estimates of Natural Gas and Oil Reserves (Continued)

	December 31,	
	2000	1999
Standardized measure of discounted future pretax net cash flows		
Future cash inflows	$ 468,339,000	204,937,700
Future production costs	(77,221,868)	(31,731,964)
Future development costs	(39,230,310)	(28,104,260)
Future pretax net cash flows	351,886,822	145,101,476
10% annual discount for estimated timing of cash flows	(197,181,122)	(85,373,926)
Standardized measure of discounted future pretax net cash flows relating to proven oil and gas reserves	$ **154,705,700**	$ **59,727,550**
Standardized measure of discounted future net cash flows		
Future cash inflows	$ 468,339,000	204,937,700
Future production costs	(77,221,868)	(31,731,964)
Future development costs	(39,230,310)	(28,104,260)
Future income taxes	(109,637,654)	(39,555,212)
Future net cash flows	242,249,168	105,546,264
10% annual discount for estimated timing of cash flows	(126,590,280)	(54,810,060)
Standardized measure of discounted future net cash flows relating to proven oil and gas reserves	$ **115,658,888**	$ **50,736,204**
ESI's share of equity method investors' standardized measure of discounted future cash flows	$ **--**	$ **3,269**

The following reconciles the change in the standardized measure of discounted future net cash flows for the year ended December 31,

	2000	1999
Beginning of year	$ 50,736,204	$ 23,865,984
Sales of oil and gas produced, net of production costs	(5,446,460)	(3,318,496)
Extensions, discoveries, and improved recovery -		
Less related costs	25,258,492	16,775,903
Revisions of previous quantity estimates	(1,880,131)	688,320
Changes in prices	103,268,493	10,311,450
Net change from purchases and sales of minerals in place	16,510,653	15,536,903
Net change in income taxes	(70,082,442)	(15,944,352)
Accretion of discount	(5,073,620)	(2,386,598)
Other	2,389,699	5,207,090
End of year	$ **115,680,888**	$ **50,736,204**

ANNEX E

**UNAUDITED FINANACIAL STATEMENTS OF ENERGY SEARCH,
INCORPORATED FOR THE THREE-MONTH PERIOD
ENDED MARCH 31, 2001 AND 2000**

BALANCE SHEETS

Assets	March 31, 2001 (Unaudited)	December 31, 2000
Current Assets		
Cash and cash equivalents	$ 5,247,021	$ 3,544,369
Restricted cash	(11,275)	84,626
Accounts receivable	963,835	1,505,190
Stock subscriptions receivable	--	1,146,095
Other current assets	65,666	62,005
Total current assets	6,265,247	6,342,285
Oil and Gas Properties		
Proven properties	30,170,804	27,960,273
Unproven properties	695,501	695,501
Wells and related equipment	18,183,885	17,079,307
Less accumulated depreciation, depletion and amortization	(9,244,618)	(8,500,437)
Net oil and gas properties	39,805,572	37,234,644
Other Assets		
Other property and equipment, net	242,064	242,816
Deferred tax asset	1,108,300	1,108,300
Other	518,799	521,275
Total other assets	**1,869,163**	**1,872,391**
Total assets	**$ 47,939,982**	**$ 45,449,320**
Liabilities and Shareholders' Equity		
Current Liabilities		
Current portion of long-term debt	$ 75,887	$ 100,800
Derivative obligation	3,159,460	--
Accounts payable and accrued liabilities	1,411,177	2,078,210
Total current liabilities	4,646,524	2,179,010
Long-Term Debt - less current portion	33,164,161	29,534,771
Shareholders' Equity		
Preferred stock - no par value, 5,000,000 shares authorized; Issued and outstanding: 1,717,530 and 1,760,640 shares of 9% redeemable convertible at March 31, 2001 and December 31, 2000, respectively	6,205,232	6,291,762
Common stock - no par value, 25,000,000 shares authorized; 4,643,497 and 4,545,959 shares issued and outstanding at March 31, 2001 and December 31, 2000, respectively	19,026,939	18,599,618
Additional paid-in capital	1,130,716	1,328,922
Other comprehensive loss	(3,159,460)	--
Accumulated deficit	(13,074,130)	(12,484,763)
Total shareholders' equity	10,129,297	13,735,539
Total liabilities and shareholders' equity	**$ 47,939,982**	**$ 45,449,320**

See Notes to Consolidated Financial Statements.

STATEMENTS OF OPERATIONS
(Unaudited)

	For the three months ended March 31,	
	2001	**2000**
Revenue		
Oil and gas sales	$ 2,207,616	$ 1,451,410
Management fees and other revenue	68,245	15,369
Total revenue	2,275,861	1,466,779
Operating Expenses		
Production costs	546,754	384,354
Exploration costs	144,894	24,890
Depreciation, depletion and amortization	784,444	800,042
Interest	819,173	528,730
Employee stock based compensation	(198,206)	--
General and administrative	542,765	368,504
Total operating expenses	2,639,824	2,106,520
Net Loss from Operations	(363,963)	(639,741)
Income Tax Benefit	--	--
Net Loss from Continuing Operations	$ (363,963)	$ (639,741)
Discontinued Operations		
(Loss) income from operations of discontinued business segment	(34,613)	23,649
Net Loss	(398,576)	(616,092)
Basic Net Loss Per Common Share	(.13)	(.16)
Diluted Net Loss Per Common Share	(.13)	(.16)

See Notes to Consolidated Financial Statements

STATEMENTS OF CASH FLOWS
(Unaudited)

	For the three months ended March 31,	
	2001	**2000**
Cash Flows From Operating Activities:		
Net loss	$ (398,576)	$ (616,092)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation, depletion and amortization expense	784,444	800,042
Stock compensation expense	150,000	--
Stock-based compensation expense	(198,206)	--
Dry holes and abandonments	128,719	--
(Increase) decrease in assets:		
Accounts receivable and due from partnerships	1,687,450	(148,382)
Other current assets	(3,661)	16,477
Other assets	(1,121)	(2,712)
Increase (decrease) in liabilities:		
Accounts payable and accrued liabilities	(667,032)	(340,990)
Net cash provided by (used in) operating activities	1,482,017	(291,657)
Cash Flows From Investing Activities:		
Purchase of proven properties	(2,334,620)	(1,916,364)
Purchase of wells and related equipment	(1,109,208)	(1,317,221)
Purchase of other property and equipment	(19,636)	(5,438)
Distributions from affiliated partnerships	--	115
Purchase of oil and gas leases	--	(77,925)
Net cash (used) in investing activities	(3,463,464)	(3,316,833)
Cash Flows From Financing Activities:		
Proceeds from issuance of long-term debt	3,920,000	3,827,014
Payment of loan issue costs	(16,279)	(3,601)
Payments on long-term debt	(315,523)	(121,821)
Net cash provided by financing activities	3,588,198	3,701,592
Net increase in Cash and Cash Equivalents	1,606,751	93,102
Cash and Cash Equivalents - Beginning of period	3,628,995	1,242,095
Cash and Cash Equivalents - End of period	$ 5,235,746	$ 1,335,197

See Notes to Consolidated Financial Statements

Energy Search, Incorporated and Subsidiary

Basis of Presentation

We prepared the condensed Balance Sheets as of March 31, 2001 and December 31, 2000, the Statements of Operations for the three-month periods ended March 31, 2001 and 2000 and the Statements of Cash Flows for the three-month periods ended March 31, 2001 and 2000.

In the opinion of management, we have made all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at March 31, 2001 and for all periods presented. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates. Interim results are not necessarily indicative of results for a full year.

We have condensed or omitted certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles. You should read these condensed financial statements in conjunction with our audited financial statements for the year ended December 31, 2000 and notes thereto included in the Form 10-KSB filed with the Securities and Exchange Commission on April 2, 2001.

Effective January 1, 1998, we adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income includes net income and other comprehensive income, which includes, but is not limited to, unrealized gains from marketable securities and futures contracts, foreign currency translation adjustments and minimum pension liability adjustments.

The following table presents comprehensive income for the three-month period ended March 31, 2001:

	Three Months Ended March 31, 2001 (In thousands)
Net loss	$ (399)
Other comprehensive loss:	
Change in value of outstanding hedge positions	(645)
Comprehensive loss	$ (1,044)

For the quarter ended March 31, 2000, there was no difference between our net income and total comprehensive income.

Beginning January 1, 2001, we adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. At adoption, we recognized a derivative obligation and a reduction in other comprehensive income of approximately $3.8 million as a cumulative effect of accounting change for cash flow hedges. In order to mitigate the impact of market price fluctuations, we utilize hedge transactions (swap agreements) for a significant portion of our natural gas production. We have formally

Energy Search, Incorporated

documented, designated, and assessed the effectiveness of transactions that receive hedge accounting. We believe our swaps are highly effective and therefore qualify as hedges under Statement of Financial Accounting Standards No. 133, as amended. Gains and losses on these hedges are deferred and included in other comprehensive income, until the contracts are settled at which time the gains and losses are offset against sales revenue on hedged production.

Earnings Per Share

Earnings (loss) per share of common and common equivalent stock are based on the weighted average common shares outstanding and are retroactively adjusted for stock splits.

ENERGY SEARCH, INCORPORATED

**This Proxy is Solicited by the Board of Directors for the Special Meeting
of Shareholders to be held on July ___, 2001**

The undersigned acknowledges receipt of the Notice of Special Meeting and Proxy Statement for the Special Meeting of Shareholders of Energy Search, Incorporated to be held on July ___, 2001, and hereby appoints Charles P. Torrey, Jr. and Richard S. Cooper, or any one of them, attorneys and proxies of the undersigned, each with full power of substitution, to vote all shares of the undersigned in Energy Search, Incorporated at the Special Meeting, and at any adjournment thereof, for the purpose of acting on the proposals referred to below, and of acting in their discretion on such other matters as may come before the meeting.

Approval of Agreement and Plan of Merger between EOG Resources, Inc., EOG Tennessee, Inc. and Energy Search, Incorporated, dated as of May 23, 2001, and the transactions contemplated by the merger agreement

(change of address)

_____

_____

_____

_____

(If you have written in the above space, please mark the corresponding box on the reverse side of this card.)

You are encouraged to specify your choice by marking the appropriate boxes. SEE REVERSE SIDE. The proxies cannot vote your shares unless you sign and return this card.

▲ Fold and Detach Here ▲

 **X** **Please mark your**
  vote as in this example.

This proxy is solicited by the Board of Directors. When properly executed, it will be voted in the manner directed. If no direction is given, this Proxy will be voted FOR the merger proposal.

The Board of Directors Recommends a Vote FOR the Merger Proposal

1. Approval of Agreement
    and Plan of Merger and the
    Transactions Contemplated
    by the Merger Agreement

	FOR	AGAINST	ABSTAIN
	☐	☐	☐

The signer hereby revokes all Proxies heretofore given by the signer to vote at said meeting or any adjournments thereof.

NOTE: Please sign exactly as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

_____

_____
SIGNATURE(S)   DATE

If your address has changed and you provided a
new address on in the space provided please check here.   ☐

▲FOLD AND DETACH HERE IF YOU ARE RETURNING YOUR VOTED PROXY CARD BY MAIL▲



ENERGY SEARCH
INCORPORATED
NASDAQ: EGAS

Your vote is important. Thank you for voting.